FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,
Santiago, Chile
(562) 6309000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                    No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Empresa Nacional de Electricidad S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Selected Consolidated Financial and Operating data	3
2.	Results of Operations for the Three Months Ended March 31, 2003 and 2002	6
3.	Risk Factors	11
4.	Unaudited Interim Consolidated Financial Statements	F-1

ITEM 1

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial and operating data should be read in conjunction with, and is qualified in its entirety by reference to, the audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2002, filed on June 30, 2003 with the U.S. Securities and Exchange Commission, which we refer to as our 2002 Form 20-F in this report, and our unaudited interim financial statements as of and for the three months ended March 31, 2003 included as Item 4 in this current report. Our consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the Superintendencia de Valores y Seguros, which together differ in certain important respects from US GAAP. Note 34 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income and total shareholders' equity for the periods and as of the dates therein indicated. Financial data as of or for each of the five years ended December 31, 2002 in the following table have been restated in constant Chilean pesos as of December 31, 2002. Financial data as of or for the three month period ended March 31, 2003 and March 31, 2002 have been restated in constant Chilean pesos as of March 31, 2003. The financial information restated in constant Chilean pesos as of December 31, 2002 has not been restated again as of March 31, 2003 because we believe the effect of such restatement would not be significant. The change in the official consumer price index of the Chilean Instituto Nacional de Estadísticas, which is the inflation index applicable for the restatement of financial information, during the three months ended March 31, 2003 was 2.1%.

All data, except ratios and operating data, are in millions. For the convenience of the reader, the table below contains translations of certain Chilean peso amounts into US dollars at specified rates. Unless otherwise indicated, the US dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in "Item 3. Key Information—A. Selected Financial Data—Exchange Rates" of our 2002 Form 20-F. The Observed Exchange Rate reported by the Central Bank for December 31, 2002 was Ch$718.61 per US$1.00 and for March 31, 2003 was Ch$731.56 per US$1.00. Similarly, all data presented in US dollars, as of and for the year ended December 31, 2002 are translated at the Observed Exchange Rate of Ch$718.61 per US$1.00 and as or for the three months ended March 31, 2003 at the Observed Exchange Rate of Ch$731.56 per US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or US dollar amounts shown in this report could have been or could be converted into US dollars or Chilean pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see the section of our 2002 Form 20-F entitled "Item 3. Key information — A. Selected Financial Data — Exchange Rates."

In 2000, we sold our electricity transmission company, Transelec, and as a result this company ceased to be reflected in our financial statements as of and for the year ended December 31, 2000. Our other principal operating subsidiaries were consolidated prior to 1998.

The unaudited information for the three-month periods ended March 31, 2002 and 2003 includes all adjustments, consisting of only normal recurring adjustments, which in the opinion of management are necessary for the fair presentation of such information. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or any other period.

The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2002, which affect the comparability presented below. Beginning January 1, 2000, Empresa Nacional de Electricidad S.A. ("Endesa-Chile") adopted new accounting policies concerning the accounting for deferred taxes in accordance with new Chilean accounting rules. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Income and Deferred Taxes" in our 2002 Form 20-F.

	For the year ended December 31,						For the three months ended March 31,
	1998	1999	2000	2001	2002	2002	2002	2003	2003
							(unaudited)
	(millions of constant Ch$ of December 31, 2002)					(millions of US$)(1)	(millions of constant Ch$ of March 31, 2003)		(millions of US$)(1)
Consolidated Income Statement Data:
Chilean GAAP:
Revenues from operations(2)	925,845	957,319	937,650	1,045,280	938,099	1,305	236,990	245,908	336
Cost of operations	(550,482)	(721,818)	(637,296)	(662,608)	(555,586)	(773)	(139,152)	(140,649)	(192)
Administrative and selling expenses	(43,225)	(49,563)	(33,425)	(34,696)	(36,289)	(50)	(7,311)	(8,156)	(11)
Operating income	332,139	185,939	266,929	347,976	346,224	482	90,527	97,103	133
Equity in income (losses) of equity affiliates, net	343	1,775	678	(9,947)	8,570	12	(3,592)	10,529	14
Goodwill amortization	(6,361)	(7,008)	(7,245)	(8,269)	(108,562)	(151)	(2,087)	(465)	(1)
Interest (expense) income, net	(156,024)	(194,131)	(237,484)	(216,732)	(197,554)	(275)	(47,602)	(47,688)	(65)
Price-level restatement	(26,936)	(92,372)	(3,730)	(10,167)	3,555	5	(328)	(1,726)	2
Other non-operating income (expense), net	(7,860)	(58,888)	211,705	(2,684)	(19,436)	(27)	(3,318)	(6,204)	(8)
Income before income taxes, minority interest and amortization of negative goodwill (3)	135,301	(164,687)	230,853	100,177	32,797	46	27,445	54,648	75
Income taxes	(29,886)	(34,036)	(88,484)	(39,912)	(70,628)	(98)	(12,536)	(21,182)	(29)
Extraordinary loss	—	—	—	—	(10,930)	(15)	—	—	—
Minority interest	(86,054)	(34,905)	(68,581)	(34,016)	(46,478)	(65)	(8,800)	(14,048)	(19)
Amortization of negative goodwill	32,177	37,128	41,137	45,911	85,920	120	11,487	4,564	6
Net income (loss)	51,537	(196,499)	114,925	72,160	(9,319)	(13)	17,595	23,983	33
US GAAP (4):
Operating income	328,925	194,984	328,299	504,241	183,937	256	—	—	—
Equity in income of equity affiliates	(3,898)	(3,666)	823	(27,333)	29,431	41	—	—	—
Income taxes	(43,525)	(17,163)	(110,529)	(113,947)	(78,907)	(110)	—	—	—
Net income (loss) from continuing operations	13,427	(220,073)	96,856	30,465	(75,146)	(105)	—	—	—
Income (loss) from discontinued operations net of tax and minority interest	(2,441)	1,852	433	474	275	—	—	—	—
Net income (loss)	10,986	(218,221)	97,289	30,939	(74,871)	(104)	—	—	—

	As of December 31,						As of March 31,
	1998	1999	2000	2001	2002	2002	2002	2003	2003
							(unaudited)
	(millions of constant Ch$ of December 31, 2002)					(millions of US$)(1)	(millions of constant Ch$ of March 31, 2003)		(millions of US$)(1)
Consolidated Balance Sheet Data:
Chilean GAAP:
Total assets	5,988,766	6,397,842	6,016,568	6,361,571	6,524,201	9,079	6,334,283	6,657,624	9,101
Long-term liabilities	2,662,511	3,161,552	2,757,569	2,803,098	2,461,130	3,425	2,801,500	2,558,963	3,498
Minority interest	1,415,808	1,344,698	1,306,336	1,432,580	1,498,231	2,085	1,440,178	1,512,635	2,068
Total shareholders' equity	1,475,385	1,261,279	1,376,897	1,446,549	1,430,635	1,991	1,467,394	1,463,311	2,000
US GAAP(4):
Total assets	5,952,821	6,358,214	5,954,927	5,932,798	6,415,258	8,927	—	—	—
Long-term liabilities	2,843,597	3,357,064	2,971,624	2,658,278	2,822,731	3,928	—	—	—
Minority interest	1,403,320	1,330,186	1,273,137	1,461,355	1,524,915	2,122	—	—	—
Total shareholders' equity	1,256,216	1,026,140	1,106,676	1,126,294	1,054,196	1,467	—	—	—

	As of or for the year ended December 31,						As of or for the three months ended March 31,
	1998	1999	2000	2001	2002	2002	2002	2003	2003
							(unaudited)
	(millions of constant Ch$ of December 31, 2002, except for ratios and operating data)					(millions of US$)(1)	(millions of constant Ch$ of March 31, 2003, except ratios and operating data)		(millions of US$)(1)
Other Consolidated Financial Data:
Chilean GAAP:
Capital expenditures (5)	279,055	148,606	89,663	52,972	134,858	188	14,173	52,222	71
Depreciation and amortization	160,721	185,052	169,553	152,803	221,709	309	39,086	50,224	69
Ratio of earnings to fixed charges (6)	1.40	0.31	1.71	1.49	1.15	—	1.54	1.54	—
US GAAP(4):
Capital expenditures	279,055	148,606	89,633	52,973	134,858	188	—	—	—
Depreciation and amortization	187,232	212,567	206,297	198,868	325,980	454	—	—	—
Ratio of earnings to fixed charges (6)	1.28	0.18	1.72	1.22	0.84	—	—	—	—
Other Consolidated Financial Data:
Operating Data:
Total MW Capacity	11,886	12,251	12,347	12,253	11,950	—	12,201	8,018	—
Total GWh Sold	50,291	50,812	56,482	54,234	48,629	—	12,469	11,888	—
Total GWh Produced	37,000	39,892	42,122	42,227	40,816	—	10,484	10,412	—

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$718.61 per US dollar, the Observed Exchange Rate for December 31, 2002 for amounts given as of or through December 31, 1998, 1999, 2000, 2001 and 2002, and at the rate of Ch$731.56 per US dollar, the Observed Exchange Rate for March 31, 2003, for amounts given as of or through March 31, 2002 and 2003. You should not construe the translation of currency amounts in this report to be representations that the Chilean peso amounts actually represent current US dollar amounts or that you could convert Chilean peso amounts into US dollars at the rate indicated or at any other rate.
(2)	"Sales" as shown on our statements of income in our 2002 form 20-F and in our unaudited interim consolidated statements of income for the three months ended March 31, 2003 and March 31, 2002.
(3)	"Income before income taxes and extraordinary losses" as shown in our audited consolidated statements of income in our 2002 Form 20-F and "Income before income taxes" in our unaudited interim consolidated statements of income for the three months ended March 31, 2003 and March 31, 2002.
(4)	See "Item 5. Operating and Financial Review and Prospects Operating Results—Price Level Restatement" and Note 34 in our 2002 Form 20-F for a discussion of how our revenues and balance sheet can be impacted by accounting differences under Chilean and US GAAP. The two most significant adjustments that result from reconciling our Chilean GAAP accounts to US GAAP relate to accounting for amortization of goodwill discussed in paragraphs (g), (h) and (II-o) of Note 34 and accounting for derivative instruments discussed in paragraphs (p) and (II-k) of Note 34 to the audited consolidated financial statements.
(5)	Capital expenditures do not include investments in equity investees and capital expenditures in development stage subsidiaries.
(6)	A ratio of earnings to fixed charges is an analytical tool to assist investors in evaluating our ability to meet the interest requirements of debt securities. For the purpose of computing the ratios of earnings to fixed charges, earnings includes pretax income (or loss) from continuing operations (i.e., pretax income excluding the effects of discontinued operations, extraordinary items, and the cumulative effect of accounting changes) and fixed charges reduced by the amount of interest capitalized during the period. Fixed charges include interest expenses, including capitalized interest, amortization of discounts or premiums on indebtedness and issuance costs. In 1999, the deficit of earnings to fixed charges resulting from a comparison to a 1 to 1 ratio was Ch$173,712 million and Ch$205,899 million according to Chilean and US GAAP respectively, while in 2002, the deficit was Ch$41,503 million according to US GAAP.

ITEM 2

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2003 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2002

The following discussion should be read in conjunction with our audited consolidated financial statements included in our 2002 Form 20-F, our unaudited interim consolidated financial statements included as Item 4 in this current report, the "Selected Consolidated Financial and Operating Data" included in this report and "Item 5. Operating and Financial Review and Prospects" in our 2002 Form 20-F. Our financial statements are prepared in accordance with Chilean GAAP, which differ in certain respects from US GAAP. See Note 34 to our audited consolidated financial statements, included in the 2002 Form 20-F.

Introduction

Our results of operations are significantly influenced by the regulatory structure for the production and pricing of electricity in Chile, Argentina, Brazil, Colombia and Peru, the principal countries in which we and our equity affiliates operate. Factors such as the pricing of electricity sales to regulated and unregulated customers and in the spot market, our mix of contract and spot market sales and the effect of hydrological conditions on operations, have a material impact on our financial results. Accordingly, the following discussion should be read in conjunction with our discussion of the regulatory structures of the countries in which we operate in "Item 4. Information on the Company—D. Property, plants and equipment—Regulatory Framework" in our 2002 Form 20-F. Our results are also influenced by a variety of other factors not directly related to regulatory structures, such as our business strategy, economic conditions in the countries in which we operate, variations in exchange rates among the Chilean peso, the US dollar and the local currencies of the countries in which we operate outside Chile, government policies, accounting policies and the effects of competition. In particular, such exchange rate variations, if significant, affect the amounts reported in our financial statements of revenues and expenses from our operations in Argentina, Brazil, Colombia and Peru. As a consequence, currency fluctuations in these countries affect the comparability of our results of operations from period to period.

Overview of Results

We had net income of Ch$24.0 billion for the first quarter of 2003, a Ch$6.4 billion increase from net income of Ch$17.6 billion in the first quarter of 2002, principally due to the improved results of operations in Chile, Colombia and Peru, which were partly offset by lower net income from Argentina and Brazil. Other factors contributing to an improved first quarter 2003 net income included Ch$10.5 billion of income from equity affiliates as a result of improved results at Companhia de Interconexão Energética ("CIEN"), CEMSA and Gas Atacama Generación Limitada ("Gas Atacama"), and a Ch$5.8 billion decline in exchange rate losses.

The table below sets forth information concerning our revenues from operations for the first quarter of 2002 and 2003.

	Three months ended March 31,
	2002		2003		% Change
	(in millions of Ch$)	% of Total	(in millions of Ch$)	% of Total
Revenues from Operations:
Sales of electricity (Chile)	102,441	43.2	103,831	42.2	1.4
Sales of electricity (Argentina)	26,238	11.1	29,350	11.9	11.9
Sales of electricity (Colombia)	58,135	24.5	58,215	23.7	0.1
Sales of electricity (Brazil)	13,656	5.8	10,245	4.2	(25.0)
Sales of electricity (Peru)	26,647	11.2	32,910	13.4	23.5
Other	9,874	4.2	11,356	4.6	15.0
Total	236,990	100.0%	245,908	100.0%	3.8

The tables below set forth information concerning our operations for the first quarter of 2002 and 2003.

	Three months ended March 31,
	2002		2003		% Change
GWh Sold		% of Total		% of Total
GWh Sold (Chile)	4,428	35.5	4,574	38.5	3.3
GWh Sold (Argentina)	2,460	19.7	2,043	17.2	(17.0)
GWh Sold (Colombia)	3,659	29.3	3,201	26.9	(12.5)
GWh Sold (Brazil)	828	6.7	758	6.4	(8.5)
GWh Sold (Peru)	1,094	8.8	1,312	11.0	19.9
Total	12,469	100.0%	11,888	100.0%	(4.7)

	Three months ended March 31,
	2002		2003		% Change
GWh Produced		% of Total		% of Total
GWh Produced (Chile)	4,137	39.5	4,309	41.4	4.2
GWh Produced (Argentina)	2,171	20.7	1,844	17.7	(15.1)
GWh Produced (Colombia)	2,654	25.3	2,518	24.2	(5.1)
GWh Produced (Brazil)	395	3.8	402	3.9	1.8
GWh Produced (Peru)	1,127	10.7	1,339	12.9	18.8
Total	10,484	100.0%	10,412	100.0%	(0.7)

Revenues from Operations

Total revenues from operations were positively affected by an increase in demand and comparatively favorable hydrological conditions in certain of the regions in which we operate, increasing by 3.8% to Ch$245.9 billion in the first three months of 2003 from Ch$237.0 billion in the same period of last year. These factors were partly offset by decreases in physical sales in Argentina, Colombia and Brazil, as discussed below.

Revenues from sales of electricity in Chile increased by 1.4% to Ch$103.8 billion in the first quarter of 2003 from Ch$102.4 billion in 2002, principally because of a 3.3% increase in physical sales resulting from greater generation due to favorable hydrological conditions. Energy storage in our hydro reservoirs increased from 5,940.7 GWh at March 31, 2002 to 7,268.4 GWh at March 31, 2003. The increase in physical sales was partly offset by a 1.9% decline in average revenues per kWh sold to Ch$22.7 per kWh in the first quarter of 2003 from Ch$23.13 per kWh in 2002, mainly due to the increase in spot-market sales as a proportion of total sales in the first quarter of 2003, compared to the same period in 2002 and a decrease in node prices in the Sistema Interconectado Central ("SIC").

Revenues from sales of electricity in Argentina increased by 11.9% to Ch$29.4 billion, mainly due to an 87.5% increase in physical sales of electricity at Hidroeléctra El Chocón S.A. ("El Chocón") as a result of higher electricity production due to favorable hydrological conditions. This increase was offset in part by a 52% decline in electricity sales by Central Costanera S.A. ("Costanera"), resulting from lower demand from customers in Brazil, where it was less expensive to purchase energy on the local spot market than from the interconnection with Argentina. Average revenue per kWh sold in the first quarter of 2003, increased to Ch$14.42 per kWh in the first quarter of 2003 from Ch$10.67 per kWh in the same period of 2002, as a result of an increase in capacity sales as a proportion of total revenues, offset in part by the effect on reported Chilean peso amounts of the devaluation of the Argentine peso.

Revenues from sales of electricity in Brazil decreased by 25% to Ch$10.2 billion in the first quarter of 2003 from Ch$13.7 billion in the same period of 2002. This decrease principally reflected an 18% decrease in average revenues per kWh of energy sold to Ch$13.52 per kWh in the first quarter of 2003 from Ch$16.49 per kWh in the same period of 2002, mainly due to the effect on reported Chilean peso amounts of the devaluation of the real, offset in part by an increase in Brazilian tariffs. Revenues in the first quarter of 2003 were also adversely affected by a 10% decline in sales volume under the terms of the take-or-pay contract between Centrais Elétricas Cachoeira Dourada S.A. ("Cachoeira Dourada") and Companhia Elétrica do Estado de Goiás S.A. ("CELG") during the first quarter of 2003 compared to the same period of 2002. The contract provides that sales volume will reduce by 10% annually each September until 2012. CELG suspended payments under this contract in April 2003 and we are currently litigating this matter in Brazil. See the risk factors entitled "Lower energy prices in Brazil have resulted in breaches of contracts entered into by our subsidiaries and equity affiliates, which may impact the amount of dividends and distributions we receive from these investments" in item 3 of this report.

Revenues from sales of electricity in Colombia were largely unchanged at Ch$58.2 billion in the first quarter of 2003 compared to Ch$58.1 billion in 2002. Average revenues per kWh of energy sold increased 14.5% to Ch$18.19 per kWh in the first quarter of 2003 from Ch$15.89 per kWh in 2002 as a result of higher spot prices in the first three months of 2003. The effect of the increase in spot prices was offset by the effect on reported Chilean peso amounts of the devaluation of the Colombian peso and by a 12.5% decline in physical energy sales due to lower energy production by Betania because of less favorable hydrological conditions.

Revenues from sales of electricity in Peru increased by 23.5% to Ch$32.9 billion from Ch$26.7 billion in the first quarter of 2002. This increase was due in large part to a 19.9% increase in physical energy sales, principally in the spot market, as a result of favorable hydrological conditions and increased demand, as well as a 3.0% increase in average revenues per kWh of energy sold to Ch$25.08 in the first quarter of 2003 from Ch$24.36 during the same period of 2002.

Other Revenues

Other income includes revenues from toll roads, engineering services and tunnels. Other revenues for the first quarter ended March 31, 2003 was Ch$11,356 million, representing less than 5% of our total revenues for the quarter and comprising mostly revenues from Infraestructura 2000, Túnel El Melón S.A. ("Túnel El Melón") and Ingendesa. In June 2003, we sold Infraestructura 2000, which contributed Ch$5,953 million of our other revenues in the first quarter of 2003.

Cost of Operations

The table below sets forth the breakdown of costs of operations for the first quarter of 2002 and 2003, and the percentage change from the first quarter of 2002 to 2003.

	Three months ended March 31,
	2002	2003	% Change
	(in millions of Ch$)
Cost of Operations:
Cost of operations (Chile)(1)	62,581	64,233	2.6
Cost of operations (Argentina)	23,476	21,606	(8.0)
Cost of operations (Colombia)	37,416	35,004	(6.4)
Cost of operations (Brazil)	6,983	6,078	(13.0)
Cost of operations (Peru)	8,696	13,727	57.9
Total	$139,152	$140,649	1.1

(1)	Includes costs associated with our other income (toll roads, engineering services and tunnels).

Total consolidated operating expenses for the quarter ended March 31, 2003 were Ch$140.6 billion, a 1.1% increase from consolidated operating expenses of Ch$139.2 billion for the corresponding period in 2002, principally due to increases of operating costs in Chile and Peru, which were only slightly offset by the reduction in operating costs in Argentina, Colombia and Brazil.

Cost of operations in Chile increased by 2.6% to Ch$64.2 billion for the first quarter of 2003 from Ch$62.6 billion for the first three months of 2003. This increase was mainly due to higher maintenance costs for the San Isidro Combined Cycle plant during the first quarter of 2003, offset in part by lower thermal generation costs due to reduced levels of thermal generation.

Cost of operations in Argentina decreased by 8.0% to Ch$21.6 billion in the first quarter of 2003 from Ch$23.5 billion in the same period of 2002, mainly due to the effect on reported Chilean peso amounts of devaluation of the Argentine peso and reduced variable costs at Costanera due to lower physical generation. This decline was partially offset by an increase in operational expenses for El Chocón, primarily due to higher transmission expenses associated with increased physical sales.

Cost of operations in Brazil decreased to Ch$6.1 billion, a 13% decline from Ch$7.0 billion for the same period last year. This decline is principally due to the effect on reported Chilean peso amounts of the devaluation of the Brazilian real and a reduction in power purchases as a result of favorable hydrology.

Cost of operations in Colombia declined by 6.4% to Ch$35.0 billion for the three months ended March 31, 2003 from Ch$37.4 billion. This decrease was principally attributable to the effect on reported amounts in Chilean pesos of the devaluation of the Colombian peso against the dollar and a reduction in energy purchases.

Cost of operations in Peru were Ch$13.7 billion for the first three months ended March 31, 2003, a 58% increase over operating costs of Ch$8.7 billion for the corresponding period in 2002. This increase was primarily the result of higher transmission costs associated with increased sales of energy in 2003.

Administrative and Selling Expenses

Administrative and selling expenses rose by 11.6% to Ch$8.2 billion in the first quarter of 2003 from Ch$7.3 billion in the same period of 2002. This increase was primarily due to the effect of nonrecurring expenses during the first quarter 2003 related to severance liabilities in Colombia, and was partly offset by a decline in administrative and selling expenses in Argentina.

Operating Income

Operating income for the first three months ended March 31, 2003 was Ch$97.1 billion, a 7.3% increase from Ch$90.5 billion for the first quarter of 2002. This increase in operating income was due to the factors discussed above.

Non-operating Results

The following table sets forth certain information regarding our non-operating results for each of the periods indicated.

	Three months ended March 31,
	2002	2003	% Change
	(in millions of Ch$)
Non-operating income:
Interest earned	4,156	3,607	(13.2)
Equity in income of non-consolidated affiliates	(3,592)	10,529	N/A
Other non-operating income	24,624	13,678	(44.5)

Non-operating expenses:
Interest expense	(51,758)	(51,295)	(0.9)
Goodwill amortization	(2,087)	(465)	(77.7)
Other non-operating expenses	(27,942)	(19,882)	(28.8)

Monetary correction:
Price level restatement	(328)	1,726	N/A
Foreign exchange translation	(6,155)	(354)	(94.2)
Non-operating results	(63,083)	(42,455)	(32.7)

Non-operating results for the first three months ended March 31, 2003 amounted to a loss of Ch$42.5 billion compared to a loss of Ch$63.1 billion in the first quarter of 2002.

Net Income from Equity Affiliates.    Net income from equity affiliates increased to Ch$10.5 billion in the first quarter of 2003 from a loss of Ch$3.6 billion in 2002 due mainly to improved results of CIEN, CEMSA and Gasoducto Atacama Argentina Limitada ("Gasoducto Atacama Argentina"). CIEN's and CEMSA's results, which accounted for 91% of the gain from net income for equity affiliates in the first quarter of 2003, compared to 2002, benefited from the start-up of the second Argentina-Brazil interconnection line, which was not operational during the first quarter of 2002. Gasoducto Atacama Argentina's results benefitted from the effect of the appreciation of the Argentine peso in the first quarter of 2003 compared to the effect of the devaluation in the first quarter of 2002.

Other Non-Operating Income Net of Expenses.    The decrease of other non-operating income net of expenses to Ch$6.2 billion in the first quarter 2003 from Ch$3.3 billion in the same period of 2002 was principally due to the effect of a Ch$5.0 billion provision made in the first quarter of 2003 for expenses arising from the sale of Canutillar and Ch$4.9 billion in provisions for litigation and other contingencies.

Price-Level Restatement.    The price-level restatement amounted to a gain of Ch$1.7 billion in the first quarter of 2003, compared to a loss of Ch$328 million for the same period of 2002. This increase was due to the combined effect of higher inflation in Chile (an inflation rate of 0.46% in the first quarter of 2003 versus 0.38% for the same period in 2002) and a higher level of net monetary liabilities in the first quarter of 2003 compared to the same period in 2002.

Exchange Differences.    The Ch$354 million loss in exchange differences in the first quarter of 2003 compared to a loss of $6.1 billion for the same period in 2002 was the result of the 1.8% devaluation of the Chilean Peso against the US dollar in the first quarter of 2003, as compared to a 0.2% devaluation in the same period of 2002, and to forward contract transactions, which represented a Ch$3.6 billion profit in the first quarter of 2003 compared to Ch$4.4 billion in exchange losses in the first quarter of 2002.

Goodwill Amortization.    Goodwill amortization decreased from Ch$2.1 billion to Ch$0.5 billion, reflecting the reduced balance of goodwill remaining in 2003 we took a substantial charge for impairment of goodwill relating to our Argentine and Brazilian goodwill in the last quarter of 2002.

Income Taxes

Income taxes of Ch$21.2 billion for the first quarter of 2003 were 69% higher than income taxes of Ch$12.5 billion paid for the same period in 2002. This increase in income taxes paid was primarily the result of the improved results of the operations in Chile, Colombia and Peru.

Minority Interest

Participation by the minority interests in the results of operations of our less than wholly owned subsidiaries was Ch$14.0 billion in the first quarter of 2003, compared to Ch$8.8 billion for the same period of 2002. The 59.6% increase in minority interest participation was mainly due to an improvement in the results of Emgesa S.A. E.S.P. ("Emgesa") and Betania S.A. ("Betania") in Colombia.

Negative Goodwill Amortization

Negative goodwill amortization decreased from Ch$11.5 billion to Ch$4.6 billion, reflecting the reduced balance of negative goodwill remaining in 2003. We took a substantial charge for the impairment of goodwill relating to our Argentine and Brazilian subsidiaries in the last quarter of 2002.

Net Income

Endesa-Chile's net income in the first quarter of 2003 increased by 36.3% to Ch$24.0 billion compared to Ch$17.6 billion for the same period of 2002 as a result of the factors discussed above.

ITEM 3

RISK FACTORS

Risks Relating to Our Operations

Our business depends heavily on hydrological conditions, and drought conditions may hurt our profitability.

A substantial portion of our operations in Chile, Argentina, Brazil, Colombia and Peru involve hydroelectric generation, and, accordingly, we are dependent upon hydrological conditions prevailing from time to time in the geographic regions in which we operate. In particular, we are exposed to the risks discussed below.

During periods of drought, electricity from thermal generators, including those that are fueled with natural gas or coal, is dispatched more frequently. During such periods, we are required to purchase electricity from thermal producers to the extent our own production is not sufficient to fulfill contractual obligations. The cost of these spot-market purchases may exceed the price at which we sell electricity under contracts, resulting in a loss.

With the aim of decreasing to some extent the effects of a protracted future drought, since 2000 we have changed our commercial policy by decreasing our contractual energy sales levels to better match the amount of firm energy associated with our installed capacity, giving priority to our higher-paying clients and to industrial firms and distribution companies that demand larger amounts of energy and limiting contractual sales to regulated customers. While we enacted this change to mitigate the impact of a protracted drought period, we can give you no assurance that this new policy will protect us from negative consequences of a protracted drought period.

We may have to pay regulatory penalties related to operating our business during drought conditions.

In Chile, we may have to pay regulatory penalties related to operating our business if rationing occurs. Under current Chilean law, we may be required to pay the following three types of costs or penalties during periods of electricity rationing imposed by the Chilean authorities:

•	Our generation businesses may be subject to regulatory fines, which range from 1 Unidad Tributaria Mensual ("UTM"), or approximately US$44, to 10,000 Unidades Tributarias Annuales ("UTA"), or approximately US$5 million. Any company supervised by the Chilean Superintendency of Electricity and Fuels, or SEF, is subject to these fines, which apply in cases where, in the opinion of the SEF, there are operational failures that affect the regular energy supply to the system. These fines are subject to appeal by SEF-regulated companies.
•	If our Chilean generation subsidiaries are required to buy electricity in the spot market during a period in which a rationing decree is in effect, they are required to pay a "failure cost" to be set by, and paid to, the authorities.
•	If any end-consumer of electricity in Chile fails to receive electricity during any declared rationing period, we must pay that consumer a "compensation payment," which would be equal to a "failure cost" to be set by regulatory authorities.

If rationing policies are imposed by regulatory authorities as a result of adverse hydrological conditions in the countries in which we operate, our business, financial condition and results of operations may be affected adversely in a material way.

We cannot give any assurance that rationing periods will not occur in the future, and consequently, we can give you no assurance that we will not be obligated to pay regulatory penalties if we fail to provide adequate service under such conditions.

Our business could be affected by the proposals being considered by the Chilean Congress in respect to our water rights.

Approximately 72.5% of our installed capacity in Chile is hydroelectric as of the date of this report. We own water rights granted by the Chilean Water Authority for the supply of water from rivers and lakes near its production facilities. Under current law, our water rights are of unlimited duration, are absolute and unconditional property rights and are not subject to any further challenge. The Chilean Congress has discussed a proposal to amend the laws governing water rights. Under the proposal we would have to pay a fee for previously granted but unused water rights each year that the right continued unused. We are unable to predict whether, or in what form, any such proposed changes to the laws governing water rights will be enacted. There can be no assurance that any changes would not, if enacted, have a material adverse effect on either us or our operations.

We have significant levels of debt.

We and our subsidiaries had approximately Ch$3,056 billion (US$4,177 million) of outstanding indebtedness at March 31, 2003, of which Ch$1,419 billion (US$1,940 million) was debt of Endesa-Chile and Ch$1,637 billion (US$2,237 million) was debt of our subsidiaries. Endesa-Chile guarantees approximately Ch$1,358 billion (US$1,856 million) of outstanding subsidiary debt, of which Ch$894.3 billion (US$1,222 million) corresponds to amounts Endesa-Chile guarantees for its wholly owned finance subsidiary, Endesa-Chile Internacional. Of the remaining US$633 million guaranteed by Endesa-Chile, US$535 million was guaranteed to wholly owned subsidiaries. As a result of our level of debt, we might be limited in our ability to meet our debt service obligations and develop additional projects, to compete effectively or to operate successfully under adverse economic conditions. As of March 31, 2003, we had a consolidated ratio of total financial debt to the sum of shareholders' equity and minority interest of approximately 1.03.

The claims of our creditors are structurally subordinated to the claims of creditors of our subsidiaries.

At March 31, 2003, the indebtedness and obligations of our subsidiaries to creditors, including trade creditors, aggregated approximately Ch$1,856 billion (US$2,537 million). Any right of ours to receive any assets of any of our subsidiaries or equity affiliates upon our liquidation, dissolution, winding up, receivership, reorganization or any bankruptcy, insolvency or similar proceedings are effectively subordinated to the claims of any such subsidiary's or equity affiliate's creditors (including trade creditors and holders of debt or guarantees issued by such subsidiary). As of March 31, 2003, the only outstanding Endesa-Chile indebtedness guaranteed by subsidiaries was our US$743 million of our syndicated and bilateral bank debt indebtedness under a Senior Guaranteed Syndicated Term Loan Facility of our Cayman Islands branch (the "Endesa-Chile Facility"), which is guaranteed by our subsidiaries Empresa Eléctrica Panque S.A. ("Panque"), Compañia Eléctrica Tarapacá S.A. ("Celta"), Empresa Eléctrica Pehuenche S.A. ("Pehuenche") and our wholly owned finance subsidiary Endesa-Chile Internacional.

We depend in part on payments from our subsidiaries to meet our payment obligations.

In order to pay our obligations, we rely in part on dividends, interest payments, loans, and other distributions from our subsidiaries. Subject to the limitations described below, we generally have been able to access the cash flows of our Chilean subsidiaries to meet cash needs at the Endesa-Chile level. We have not been similarly able to access cash flows of our non-Chilean subsidiaries. Our ability to pay our obligations will be substantially dependent on the receipt of distributions from our subsidiaries. In addition, the ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal limits such as dividend restrictions and fiduciary duties, contractual limitations, foreign exchange controls that may be imposed in any of the five countries where our subsidiaries operate and the operating results of our subsidiaries and equity affiliates.

Our future results of operations outside of Chile may continue to be subject to greater economic and political risks than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flow from operations in those entities to repay our obligations.

Dividend Limits and Other Legal Restrictions.    We and our Chilean subsidiaries are subject to customary legal restrictions limiting the amount of dividend distributions to net income. Some of our non-Chilean subsidiaries are also subject to legal reserve requirements and other restrictions on dividend payments. In addition, the ability of any of our less-than-wholly owned subsidiaries to upstream cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. As a consequence of such duties, any of our subsidiaries could under some circumstances be prevented from upstreaming cash to us.

Contractual Limitations.    Upstreaming restrictions in the credit agreements of Pangue, our Chilean subsidiary, include requirements that dividend distributions over the legal minimum be made only if Pangue is in compliance with certain debt to equity ratios and debt coverage ratios (each as defined in those agreements) of 1.857:1 and 1.0:1, respectively. At December 31, 2002, these ratios were 1.22:1 and 3.86:1, respectively. There are no other contractual restrictions on our Chilean subsidiaries' liability to pay dividends, interest payments, loans and other cash flows to us, but there are such restrictions on the ability of some of our non-Chilean subsidiaries to make these payments or transfers. Upstreaming restrictions in our subsidiaries' contractual agreements include:

•	Edegel S.A. ("Edegel") in Peru and Betania in Colombia, whose dividend distributions are prohibited in the case of default of certain loans;
•	Betania in Colombia, where intercompany debt repayment is prohibited unless Betania raises additional funds from the sale of assets or capital reductions of its subsidiaries (Emgesa), and intercompany interest payments are prohibited if any scheduled payment of Betania's syndicated loan is due and not paid; and
•	Costanera in Argentina, whose dividend distributions, capital reductions, intercompany interest payments and debt repayment are prohibited while certain debt is outstanding.

We are not aware of any contractual limitations on our equity affiliates' ability to pay dividends and other distributions to us.

Operating Results at Our Subsidiaries.    The ability of our subsidiaries and equity affiliates to make dividends, interest payments, loans and other distributions to us is limited by their operating results. To the extent that the cash needs at any of our subsidiaries exceed its available cash, that subsidiary will not be able to make cash available to us. We expect that in 2003 and 2004 some of our non-Chilean subsidiaries may experience cash flow deficits and not have funds available for distribution to us. For examples of recent disruptions to our non-Chilean subsidiaries' earnings and cash flows, see the risk factor below entitled "Lower energy prices in Brazil have resulted in breaches of contracts entered into by our subsidiaries and equity affiliates, which may impact the amount of dividends and distributions we receive from these investments." Our future results of operations outside Chile may continue to be subject to greater economic and political risks than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flow from operations in those entities to repay our obligations.

Foreign Exchange Controls.    The payment of dividends and distributions by our subsidiaries and equity affiliates to us are subject to emergency restrictions that may be imposed by the executive power, local authorities, the local Central Bank or other governmental bodies during special circumstances. For example, during the economic crisis in Argentina, the Central Bank of Argentina imposed restrictions on the transfer of funds outside of Argentina.

We are subject to financial covenants and other contractual provisions under our existing indebtedness.

A significant portion of our financial indebtedness is subject to cross-default provisions. Defaults in relation to any single indebtedness of ours or our more relevant subsidiaries with an outstanding amount equal to or in excess of US$30 million after the applicable grace periods (if any) have expired could give rise to a cross-default under the Endesa-Chile Facility. In addition, a payment default by us or any of our subsidiaries on any indebtedness having an aggregate principal amount exceeding US$30 million, would trigger an event of default on our SEC-registered bonds. Finally, any Event of Default arising under those bonds would trigger a cross-default under most of our existing bank credit agreements.

The Endesa-Chile Facility requires us to maintain specified financial covenants related to maximum ratios of indebtedness to cash flow (ranging from 9.50:1 in 2003 to 6.00:1 in the second quarter of 2008), indebtedness to EBITDA (calculated as defined in the Endesa-Chile Facility (ranging from 6.75:1 in 2003 to 4.00:1 in 2008) and indebtedness to stockholders' equity (ranging from 115% in 2003 to 70% in the second quarter of 2008), and a minimum ratio of cash flow to interest expense (ranging from 1.50:1 in 2003 to 2.0:1 in 2008). The Endesa-Chile Facility requires us to apply 75% of our excess cash (as defined in the Endesa-Chile Facility including allowance for dividends), and most of the proceeds derived from asset sales, equity issuances or debt issuances to prepay the Endesa-Chile Facility. In addition, the Endesa-Chile Facility contains covenants that prohibit (1) any of our subsidiaries whose principal place of business is in Chile from incurring indebtedness, subject to certain exceptions; and (2) us and certain subsidiaries of ours (subject, in each case, to a variety of exceptions) from, among other things, prepaying indebtedness, creating or permitting the existence of liens on properties and assets, making investments, loans (including intercompany loans) or advances, issuing guarantees or providing other credit support, selling or transferring essential operating assets, consummating mergers, consolidations, liquidations or dissolutions, making capital expenditures in excess of certain agreed thresholds, which range from US$36 million to US$262 million per year on a consolidated basis, repurchasing or redeeming capital stock or making other payments in respect of capital stock, entering into agreements (other than the Endesa-Chile Facility) which restrict the ability of our subsidiaries to apply the proceeds from equity or debt issuances and asset sales by way of dividend or repayment of intercompany indebtedness, entering into transactions with affiliates, entering into sale and leaseback transactions and making material changes in the nature of the principal business of ours and our more relevant subsidiaries. These restrictions will no longer apply upon repayment of the Endesa-Chile Facility, which matures on May 15, 2008.

Foreign exchange risks may adversely affect our results of operations and financial condition.

The Chilean peso and the other Latin American currencies in which we and our subsidiaries operate have been subject to large devaluations against the dollar in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in US dollars and, although a substantial portion of our revenues are linked in part to US dollars, we generally have been and continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations in the indexation of our tariffs to the dollar. Moreover, in the case of our Argentine subsidiaries, regulatory changes introduced in 2002 eliminated dollar indexation altogether. Because of this exposure, the cash generated by us and our subsidiaries can be diminished materially when our local currencies devalue against the dollar. Future volatility in the exchange rate of the Chilean peso, and the other currencies in which we receive revenues or incur expenditures, to the US dollar, may affect our financial condition and results of operations.

The impact on the value of our assets of high levels of devaluation in the country in which we operate outside Chile may not be reflected on our reported financial condition as a result of Chilean accounting treatment.

The manner in which we restate our foreign investments under Chilean GAAP requires us to translate non-monetary assets and non-monetary liabilities of our non-Chilean subsidiaries and equity affiliates into US dollars at historical rates of exchange. This accounting treatment may have the effect of excluding from our reported balance sheet the effect of devaluation on our non-monetary assets in the countries in which our subsidiaries and investments are located because devaluations of the local currency against the dollar or the Chilean peso are not reflected. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies—Technical Bulletin No. 64" in our 2002 Form 20-F.

Changes in government regulations may impose additional operating costs and may cause revenues to decline.

As a public utility company, we are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate. The current regulatory framework governing electric utility businesses has been in existence in Chile since 1982, in Argentina since 1992, in Peru since 1993, in Colombia since 1994 and in Brazil since 1997. Nevertheless, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are frequently submitted to the legislators in the countries in which we operate and could have a material adverse impact on our business.

Chile.    In Chile, the National Congress and the Executive Power have been considering proposals, from time to time, for a modification of the electricity framework. More recently, proposals have been made by certain members of the Chilean National Congress and the Executive Power to modify certain aspects of the electricity sector's regulatory framework, short of the full modifications. These more limited changes are referred to as the Ley Corta ("Short Law"). There are currently several competing Short Law proposals, but no single proposal has been submitted by the Executive Power to legislators or emerged as a future legislative bill, and it is unclear whether and when any legislative action will be taken on any proposal. Accordingly, as of the date of this report we are unable to predict whether or in what form any amendments to the electricity sector regulatory framework will be enacted, the timing and applicability of any new legislation or whether such legislation will have a material effect on our results of operations or financial condition.

Modifications to Chile's Electricity Law, enacted in June 1999, increased the cost of doing business for Chile's electricity generators, particularly hydro-based electricity generators such as us. The modifications include a system of graduated fines for companies that do not comply with regulations, including maximum fines equivalent to approximately US$5 million per violation, a requirement to pay 25% of total outstanding fines before such fines can be appealed and mandatory compensation for regulated users affected by electricity cuts. We can provide no assurance that these modifications will not affect our future profitability adversely.

Resolution 88.    In May 2001, the Ministry of Economics issued Resolution 88, under which electricity generators such as us are required to provide power to distribution companies in the SIC if distribution companies are not able to freely contract adequate power supply to deliver to their customers. Under the terms of Resolution 88, each generator must supply power to such distributors in proportion to the generator's share of total firm energy (the estimated aggregate amount of energy that can be reliably delivered to an interconnected system during a given year by all generating units in that system, under certain assumptions as discussed in "Item 4. Regulatory Framework—Chile—Chilean Electricity Act—Sales to Other Generation Companies" of our 2002 Form 20-F) in the SIC at a price equal to the node price. If we cannot generate sufficient power ourselves to supply distribution companies' needs, we are required to purchase power on the spot market, where prices may be significantly higher in general than the price at which we sell to distributors. In addition, the requirement to sell to distributors may limit our ability to expand sales to non-regulated customers. We consider Resolution 88 to be illegal and unconstitutional since it breaches the right to property and the ease of use of the production of a generating company. We also believe that Resolution 88 violates our freedom to contract and we have requested that it be nullified. However, if our request to nullify (demanda de nulidad de derecho público) Resolution 88 is denied by the local civil court, Resolution 88's supply requirements may remain in effect, which could increase our costs and adversely affect our future profitability. Furthermore, any failure to comply with the provisions of Resolution 88 could subject us to the fines under Chile's Electricity Law discussed above.

Brazilian Energy Sector Reform Studies.    Following the Brazilian electricity crisis in 2001, the Electric Sector Model Revitalization Committee of the former Brazilian federal government announced several measures to revitalize the energy sector in order to ensure a higher level of competition, encourage further investments and increase the transparency in the rules which regulate these services. However, these proposals were not implemented because of the change in administration in Brazil following elections in 2002. The new administration has undertaken a new phase of studies regarding a possible restructuring of the electricity regulatory framework. The stated objectives of this restructuring include simplifying the operation of the electricity sector and providing long-term stability. It is not yet possible to predict the nature and magnitude of the reforms, and whether these reforms will have a material adverse effect on our activities and operations in Brazil.

Environmental Regulation.    We are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies on future projects and obtain regulatory permits. As with any regulated company, no assurance can be given that any such environmental impact studies will be approved by governmental authorities, that public opposition will not result in delays or modifications to any of our proposed projects or that laws or regulations will not change or be interpreted in a manner that could adversely affect our operations or plans for the companies in which we have an investment. See "Item 4. Information on the Company—D. Property, plant and equipment—Environmental Issues—Ralco Project" in our 2002 Form 20-F.

We are currently involved in various litigation proceedings which could result in unfavorable decisions and financial penalties for us, and we will continue to be subject to future litigation proceedings, any of which could have material adverse consequences to our business.

We are party to a number of legal proceedings, some of which have been pending for several years. We cannot be certain that these claims will be resolved in our favor. Our financial condition or results of operations could be adversely affected to a material extent if any of these material claims is resolved against us.

We are currently engaged in litigation brought to halt construction of the Ralco hydroelectric plant. For more details on the Ralco project, see "Item 4. Information on the Company—D. Property, plant and equipment—Environmental Issues—Ralco Project" in our 2002 Form 20-F. On May 15, 2003, the Sixth Civil Court of Santiago ruled that the voluntary procedure undertaken by us for the assessment of the environmental impact of the Ralco project was null since, in the court's opinion, CONAMA, the Environmental Government Agency, was not legally entitled to assess the environmental impact study presented by us to CONAMA. On May 30, 2003, the plaintiffs requested the suspension of the Ralco project. While allowing the works related to the Ralco project to proceed, the judge ruled that the flooding of the dam should be suspended. On June 30, 2003, we appealed this ruling before the Appeals Court of Santiago. We and our co-defendant CONAMA believe the Civil Court's ruling is erroneous, but we can give no assurances that we will prevail in this view on appeal. Accordingly, the commencement of the Ralco project which is expected to help offset the loss of installed capacity following our April 30, 2003 sale of Central Hidroeléctrica Canutillar ("Canutillar"), could be suspended or delayed beyond the second half of 2004, when it is currently scheduled to begin, in which case, there could be a material adverse effect on our business, financial condition and results of operations.

On July 10, 2003, Edegel was notified of a resolution by the Peruvian Tax Administration Superintendent ("SUNAT") imposing a tax liability in the amount of Peruvian soles 555 million (approximately US$159 million) in connection with the 1996 spin-off that created Edegel. See "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Peru—SUNAT Income Tax Assessment" of our 2002 Form 20-F. Although SUNAT initially sought Peruvian soles 299 million (approximately US$85 million) in connection with this claim, in the July 10 resolution SUNAT increased its claim to Peruvian soles 555 million. Edegel intends to contest this resolution, but cannot predict the ultimate outcome.

For a list of other pending litigation matters to which we are subject, see the section of our 2002 Form 20-F entitled "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings."

We are subject to refinancing risk.

Following application of the proceeds of our private placement of notes due 2013 and 2015 to the repayment of our €400 million floating rate notes, and on a consolidated basis we will have US$597 million of indebtedness maturing in the period 2003 to 2004, US$2,116 million of indebtedness maturing in the period 2005 through 2008 and US$1,279 million maturing thereafter (excluding the notes due 2013 and 2015).

We may be unable to refinance any of our indebtedness, including our notes or obtain such refinancing on terms acceptable to us. In the absence of such refinancings, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness, including interest and principal payments due on our notes, under circumstances that might not be favorable to realizing the best price for such assets. Furthermore, any assets may not be sold quickly enough, or for amounts sufficient, to enable us to make any such payments.

There are potential conflicts of interest with our affiliates.

ENDESA S.A. ("Endesa-Spain") currently owns 65.1% of ENERSIS S.A.'s ("Enersis") share capital, and Enersis has a 60% share interest in our company. Therefore, Endesa-Spain and Enersis have the power to determine the outcome of substantially all matters to be decided by a vote of our shareholders, such as the election of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Endesa and Enersis can also exercise influence over our operations and business strategies. Endesa-Spain conducts its business in Latin America through us and through affiliates not consolidated by us. To the extent any conflict arises between our interests and those of Endesa-Spain's other businesses in any jurisdiction in Latin America, Endesa-Spain might have a conflict of interest, which could have an adverse effect on our business.

Certain of our directors are officers of Endesa-Spain and officers and directors of certain subsidiaries of Endesa-Spain.

Cash management and financing of Endesa-Spain's Chilean businesses is centrally managed by Enersis, principally through the extension of short-term intercompany loans among Endesa-Spain's subsidiaries in Chile. At March 31, 2003, we had extended no intercompany loans to other companies controlled by Endesa-Spain who are not our subsidiaries or equity affiliates, and we were the borrower under Ch$46.6 billion (US$63.7 million) of such loans.

We sell electricity and capacity to other companies controlled by Endesa-Spain at regulated prices and have entered into contracts for other services with other companies under the common control of Endesa-Spain (the "Endesa Group"). Although we believe that these contracts are fair to us in all material respects, it is possible that we could have obtained more favorable terms from third parties. We believe that the amounts of these contracts are not material to us or to the other companies within the Endesa Group.

Our relationship with Enersis and its subsidiaries is a competitive strength that in the past has been the subject of investigations by antitrust authorities in Latin America. We have to date prevailed in all material respects in all such antitrust investigations and proceedings in which we have been involved and such investigations and proceedings have not in the past had a material adverse impact on us, but we cannot give assurances that we will never experience a material adverse effect arising from antitrust enforcement.

The values of our long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market price of certain commodities as a result of the long-term energy sales contracts to which we are a party. We engage in a material amount of long-term fixed-price electricity sale contracts, the value of which fluctuate with the market price of electricity. In addition, we are the selling party in a material amount of long-term energy supply contracts with prices that vary in accordance with the market price of electricity, water levels in our reservoirs, the market prices of primary materials such as natural gas, oil, coal and other energy-related products, as well as the exchange rate of the US dollar. Changes in the market price of these commodities and exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity; accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations. Under Chilean GAAP, we do not reflect in our income statement fluctuations in the fair value of our long-term energy contracts, although we are required to do so under US GAAP. As a matter of policy, we do not enter into supply contracts for amounts of electricity in excess of our firm capacity under adverse hydrological conditions.

Risks Relating to Chile

Our business is dependent on the Chilean economy and our revenues are sensitive to our performance.

A substantial portion of our assets and operations are located in Chile, and accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing from time to time in Chile. In 2002, the Chilean economy grew 2.1% compared to a 3.1% increase in 2001 and an increase of 4.2% in 2000. The Central Bank recently reclassified its criteria for growth estimates, and the figures for 2000, 2001 and 2002 and reported here are different from those reported in annual reports we have filed prior to our most recent Form 20-F. The latest Chilean Central bank forecasts for GDP growths are between 3.0% and 4.0% for 2003 and greater than 4.0% for 2004 (Central Bank "Informe

Política Monetaria", May 2003). There is no assurance that such growth will be achieved in 2003 and 2004 nor that the growth trend will continue in the future or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or impact our financial condition or results of operations adversely. Our financial condition and results of operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector. In addition, our financial condition and results of operations could also be affected by other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which its has no control.

Increased inflation in Chile may affect our results of operations adversely.

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could adversely affect the Chilean economy. The inflation rate was 27.3% in 1990, although it fell to single digits by 1994, and continued to decline steadily to a low of 2.3% in 1999. Chilean Consumer Price Index, or CPI, for the 12 months ended December 31, 2002, was 2.8%, and government officials expect 2003 Chilean CPI to be approximately 3.0% for 2003 and 2004. Historically, a substantial part of our expenses has been denominated in Chilean pesos, and any future increases in Chilean inflation could cause our expenses to rise significantly. As a result, the level of Chilean inflation may affect our financial condition and results of operations.

We believe that moderate inflation will not materially affect our business in Chile. Electricity tariffs in Chile contain indexing mechanisms that are intended to neutralize the effects of inflation. However, we are unable to give any assurance that the performance of the Chilean economy, our operating results, or the value of securities issued by us, will not be affected adversely by a significant increase in the level of inflation or that Chilean inflation will not increase significantly from the current level.

Chilean corporate disclosure, governance and accounting standards may provide investors different information from that provided under US standards.

The securities laws of Chile that govern publicly listed companies such as us impose disclosure requirements that differ from those in the United States in important respects. There are important differences between Chilean and US accounting and financial reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on US accounting and reporting standards. See Note 34 to our audited consolidated financial statements for a description of the principal differences between Chilean GAAP and US GAAP relating to our financial statements and a reconciliation between Chilean and US GAAP of net income and total shareholders' equity for the periods and as of the dates therein indicated.

Risks Relating to Argentina

The property, operations and customers of Costanera and El Chocón, our Argentine subsidiaries, and CEMSA, our equity affiliate, are located in Argentina and most of their indebtedness is denominated in US dollars. Accordingly, our Argentine subsidiaries' financial condition and results of operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the peso and such other currencies. As detailed below, the Argentine economy has experienced a severe recession as well as a political crisis, and the abandonment of dollar peso parity has led to significant devaluation of the peso against major international currencies. These conditions have and will continue to adversely affect the financial condition of our Argentine investments and their results of operations and may continue to impair their ability to make distributions to us.

The current macroeconomic situation in Argentina and changes to regulations affecting our Argentine subsidiaries could affect the ability of our Argentine subsidiaries to meet their obligations.

On January 6, 2002, the Argentine Congress approved the Public Emergency and Reform of the Exchange Regulation Law 25,561 ("Economic Emergency Law"). The Economic Emergency Law amended the law that had pegged the Argentine peso at parity with the US dollar since April 1991. The Economic Emergency Law empowered the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, including the introduction of foreign exchange controls. The Economic Emergency Law declared a public emergency over social, economic, administrative, financial and foreign exchange matters, and conferred upon the Federal Executive Power full privileges under the law until December 10, 2003. This law also imposed the conversion of dollar-denominated obligations into Argentine pesos at a rate of Ar$1 per US$1 (with some exceptions), authorized the forced renegotiation of public service contracts on a case-by-case basis, froze public service tariffs, and repealed the following:

•	the provisions of the Convertibility Law that fixed the parity of the Argentine peso, or Ar$, with the United States dollar, or US$, at 1 to 1 and instead allowed the Ar$ to float versus the US$;
•	the provisions of public service concessions that called for adjustment of tariffs by foreign currency adjustments; and
•	the recognition of inflation index mechanisms from other countries and any other indexation mechanism to be applicable to public services tariffs.

Some of the more significant measures adopted by the Executive Power decrees included the following:

•	the creation of an exchange market that allowed the Ar$ to float freely;
•	certain restrictions to full access to funds deposited in financial institutions; and
•	asymmetric mandatory conversion of the Argentine banks' foreign currency denominated assets into pesos at an exchange rate of US$1 to Ar$1 and foreign currency denominated deposits at an exchange rate of US$1 to Ar$1.40.

The Economic Emergency Law created an imbalance in the economic and financial equation of Argentine companies and financial institutions. The current devaluation and the Economic Emergency Law's amendment preventing certain tariffs from being pegged to the US dollar (and instead requiring the tariffs to be pegged to the Argentine peso, which we refer to as "pesification" in this report) resulted in a revenue shortfall that led to inadequate cash flow for electricity sector activities. Current electricity tariffs do not take into account the real costs of services provided and the energy prices in the hourly market do not reflect marginal costs of generation as provided for under the previous regulation (Law 24,065).

The measures and developments described above have affected adversely the economic and financial condition of El Chocón. Substantially all of its sources of revenues have been "pesified" and decreased significantly in dollar terms, while substantially all of its liabilities continue to be denominated in US dollars. The pesification of El Chocón's contracts, together with the devaluation of the peso, have had a significant adverse effect on El Chocón's net income and cash flows, and on its financial condition.

As a result of the current macroeconomic crisis affecting Argentina and the modifications to regulations affecting our Argentine subsidiaries, as further described under the risk factors discussed below, we cannot assure you that our Argentine subsidiaries will be able to obtain financial resources to repay or refinance their short-term debt or that they will otherwise be able to comply with the obligations to which they are subject under their credit agreements and other financial contracts. We believe that our investments in Argentina have been significantly adversely affected and can provide no assurance that these events will not continue to have a material adverse effect on our financial condition or results of operations. Furthermore, the current economic environment in Argentina may worsen in the short term and further harm our ability to meet our current and future debt obligations.

The devaluation of the peso following the repeal of the Convertibility Law has adversely affected the US dollar value of the earnings of our Argentine subsidiaries and, thus, impaired our financial condition. Any depreciation of the peso against the US dollar will correspondingly increase the amount of their debt in pesos, with further adverse effects on their results of operation and financial condition. Given the continuing economic crisis in Argentina and the economic and political uncertainties, we cannot predict whether, and to what extent, the value of the peso may further depreciate against the dollar. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy, and if so, what impact these changes will have on the financial condition and results of operations of our Argentine operations.

The Central Bank of Argentina has recently lifted, but may reinstate, restrictions on the transfer of funds outside of Argentina which could prevent our Argentine subsidiaries from distributing dividends and paying principal on certain of their external debt as it comes due.

From December 3, 2001 to May 6, 2003, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free transfer of funds deposited with banks and severe restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Argentine Central Bank's prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, which were in place during 2002, were progressively reduced from January to May 2003.

In addition, funds may now be transferred abroad without previous authorization of the Argentine Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

There can be no assurance, however, that the Argentine Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payment by any of our Argentine subsidiaries to their foreign creditors or for dividend payments by our Argentine subsidiaries to their shareholders.

Should the Central Bank of Argentina impose restrictions again on the transfer of funds outside of Argentina which prevent our Argentine subsidiaries from paying principal on certain of their external debt, a substantial portion of their debt obligations may become due and payable, unless new financing is funded outside Argentina and is available to our Argentine subsidiaries or they are able to renegotiate, or obtain a waiver with respect to the indebtedness that would be subject to such restrictions. If similar restrictions are imposed again, we can provide no assurance that our Argentine subsidiaries will be able to obtain new financing or that they will be able to renegotiate or obtain waivers with respect to indebtedness subject to foreign exchange restrictions. In addition, such restrictions may impede the making of cash distributions by Costanera and El Chocón to us.

As a matter of policy for our Argentine subsidiaries, as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due and we are negotiating extensions on most of our outstanding debt. No assurance can be given that our creditors will continue to agree to grant extensions on principal when it becomes due.

The results of operations of our Argentine subsidiaries have been, and may continue to be, materially adversely affected by the devaluation of the peso and the economic conditions currently prevailing in Argentina.

Our Argentine subsidiaries realize a significant portion of their revenues in Argentina in pesos. As a result, the devaluation of the peso has had a material adverse effect on the US dollar value of their earnings and on their ability to service their debt, which is largely denominated in US dollars. In addition, the devaluation of the peso has had a material adverse effect on the financial condition of our Argentine subsidiaries and equity affiliates, as their largely peso denominated assets have depreciated accordingly against its largely foreign currency-denominated indebtedness. Any further depreciation of the peso against the US dollar will correspondingly increase the amount of the debt in pesos of our Argentine subsidiaries.

Given the continuing economic crisis in Argentina and the related economic and political uncertainties, it is impossible to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the US dollar and how these uncertainties will affect the consumption of electricity. Moreover, we cannot predict whether the Argentine government will further modify its monetary policy and, if so, what impact any such changes could have on the financial condition and results of operations of our Argentine subsidiaries.

The Argentine economy may continue to experience the significant inflation that has occurred following the amendment of the Convertibility Law, thereby further impacting the revenues of our Argentine subsidiaries, a substantial portion of which is not subject to indexing.

Argentina experienced significant inflation from December 2001 through January 31, 2003, with cumulative changes in the CPI of 42.8% and in the Wholesale Price Index, or WPI, of 119.1%. This level of inflation reflected both the effect of the peso devaluation on production costs as well as a substantial modification of relative prices, partially offset by the elimination of tariff adjustments and the large drop in demand resulting from the severe recession. During the first quarter of 2003 the Argentine consumer price index increased by 2.5% and the wholesale price index increased by 0.2%.

On January 24, 2002, the Argentine government amended the charter of the Central Bank to allow the Central Bank to print currency without having to maintain a fixed and direct relationship to the foreign currency and gold reserves. This change allows the Central Bank to make short-term advances to the federal government to cover its anticipated budget deficits and to provide assistance to financial institutions with liquidity or solvency problems. There is considerable concern that if the Central Bank prints currency to finance public-sector spending or assist financial institutions in distress, significant inflation could result.

Moreover, any further inflation could result in further increases in the expenses of our Argentine subsidiaries, including capital expenditures. The current mismatch between revenues and expenses, especially in a potentially inflationary economy like that of Argentina, has affected and may continue to affect materially the results of operations of our Argentine operations.

The unpredictability of Argentina's inflation rate makes it impossible for us to foresee how the business and results of operations of our Argentine subsidiaries and equity affiliates may be affected in the future by inflation.

Risk Factors Relating to the Rest of Latin America

Latin American economic fluctuations are likely to affect our results of operations.

All of our operations are located in Latin America. Although we originally operated only in Chile, we have, through strategic acquisitions and investments, expanded our operations throughout Latin America. We now generate a significant portion of our consolidated operating revenues and consolidated operating income outside Chile. Accordingly, our consolidated revenues are sensitive to the performance of the Latin American economies as a whole. If local, regional or worldwide economic trends adversely affect the economies of any of the countries in which we have investments or operations, our financial condition and results of operations could be affected adversely.

The Latin American financial and securities markets have exhibited significant volatility since October 1997, reflecting the risk created by weakness in global commodity prices and slowing global economic growth. Latin American countries have generally responded to these external factors, including currency speculation, by widening or eliminating currency fluctuation bands, raising interest rates and tightening fiscal policies. Latin American economies, including all of those in which we carry out our operations, have recently been affected adversely by a number of internal and external factors.

The Latin American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Chile. We can offer no assurance that the Chilean financial and securities markets will not continue to be affected adversely by events elsewhere, especially in other emerging markets, or that such effects will not affect the interest rate yields in the secondary markets associated with our publicly-listed bonds.

Chile continues to be rated "A-" by Standard & Poor's and is the only investment grade country in South America. However, we cannot give assurances that Chile will continue to maintain the credit rating granted by Standard & Poor's and other credit agencies.

Certain Latin American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities.

Governmental authorities have often changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru. Any government's actions to control inflation and effect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the governments' response to such circumstances. If government authorities intervene in any of these countries, our results of operations may be affected adversely.

Lower energy prices in Brazil have resulted in breaches of contracts entered into by our subsidiaries and equity affiliates, which may impact the amount of dividends and distributions we receive from these investments.

Recent hydrological conditions in Brazil have led to historically low prices in the Brazilian spot-energy market. As a result, a number of our most important Brazilian customers have breached their contracts with us in order to purchase energy in the spot market instead of pursuant to these contracts.

In April 2003, CELG, the sole customer of our Brazilian subsidiary Cachoeira Dourada, obtained an injunction that permitted CELG to suspend its payments under its long-term take-or-pay contract with Cachoeira Dourada. On July 4, 2003 the court presiding over this dispute ruled that CELG would be required to make payments until December 2005 to Cachoeira Dourada at price ranges significantly lower than the R$61.63 per MWh amount provided for under the current terms of the take-or-pay contract. Cachoeira Dourada plans to appeal this ruling. An unfavorable decision would result in Cachoeira Dourada's receiving significantly lower payments of up to half the amount of its contracted from its only customer, which may affect Cachoeira Dourada's ability to pay dividends to us. The terms of this contract provide for an amount of revenues of approximately R$15.4 million per month, for which we have received R$32.1 million in 2003 as of the date of this report.

In January 2003, Companhia Paranaense de Energia - COPEL ("Copel") suspended payments to CIEN, a non-consolidated company in which we have a 45% interest under a take or pay power and energy supply contract signed in 1999. CIEN also sells energy to three other Brazilian companies. Copel claimed the alleged economic and financial imbalance of the 1999 contracts as the reason for its breach. Copel also requested a revision of the prices previously agreed. We estimate that the amounts due and payable by Copel to CIEN total approximately US$120 million as of the date of this report, of which $20 million comprises contractual interest and fines. CIEN and Copel are currently in discussions aimed at reaching an agreement on this matter in order to continue the current contracts. These discussions may result in a modification of the contractual terms and conditions.

Copel's nonpayment to CIEN has also affected our subsidiary Costanera, which supplies a portion of the energy sold by CIEN to Copel. We estimate that Costanera will lose up to approximately US$15 million in sales during 2003 if Copel continues throughout the year not to perform on its contract with CIEN.

Colombia's electricity power industry has in the past been adversely affected by guerilla attacks.

Guerrilla organizations have long been active in Colombia. Although our Colombian facilities have never been subject to any attacks, we cannot assure you that such attacks will not occur in the future. In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, guerilla organizations have employed acts of terrorism to draw attention to their causes. Despite efforts by the Colombian government to address the situation, Colombia continues to be affected by social friction and violence related to guerilla activity. Most of this activity has been directed toward the oil industry. The peace negotiations between the former Colombian government and the largest guerrilla organization in the country came to an end in February 2002, and there has been an escalation of violence since then. The increased violence could also result in renewed attacks against electricity assets, which may adversely affect our business. The Colombian government, under its newly elected president in office from 2002, has targeted its intervention on inflation, devaluation, unemployment, fiscal policy and drug-related violence. We cannot assure you, however, that these interventionist measures will result in higher economic growth in Colombia or remove the risks of attack against our electricity assets.

ITEM 4

Endesa-Chile and Subsidiaries

Ch$	—	Chilean pesos
US$	—	United States dollars
UF	—	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month's inflation rate (see Note 2 (b)).
ThCh$	—	Thousands of Chilean pesos
ThUS$	—	Thousands of United States dollars

Application of Constant Chilean Pesos

The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of March 31, 2003 purchasing power.
Endesa-Chile and Subsidiaries
Unaudited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, and thousands of US dollars)

		As of March 31,
	Note	2002	2003	2003
Assets:		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Current assets:
Cash		15,561,339	4,894,773	6,691
Time deposits	4	43,711,831	120,486,427	164,698
Marketable securities		4,841	4,847	7
Accounts receivable, net	5	87,122,035	92,006,635	125,768
Notes receivable, net	5	1,000,023	825,531	1,128
Other accounts receivable, net	5	22,422,207	20,493,491	28,013
Amounts due from related companies	6a	40,460,738	212,393,414	290,329
Inventories, net	7	15,993,638	10,882,810	14,876
Income taxes recoverable	8a	28,340,339	22,360,232	30,565
Prepaid expenses		3,857,618	8,949,691	12,234
Deferred income taxes	8d	—	4,152,367	5,676
Other current assets	9	21,333,338	237,011,965	323,982
Total current assets		279,807,947	734,462,183	1,003,967
Property, plant and equipment, net:	10	5,571,032,523	5,595,822,689	7,649,164
Other assets:
Investments in related companies	11	159,632,701	187,207,975	255,902
Investments in other companies	12	77,188,598	86,193,110	117,821
Long-term receivables	5	47,791,092	18,142,779	24,800
Goodwill, net	13a	124,065,437	27,926,704	38,174
Negative goodwill, net	13b	(156,572,226)	(88,813,734)	(121,403)
Amounts due from related companies	6a	166,024,523	900,210	1,231
Other intangibles	14	31,016,434	32,870,118	44,932
Accumulated amortization	14	(5,712,243)	(7,262,955)	(9,928)
Other assets	15	40,008,382	70,174,578	95,925
Total other assets		483,442,698	327,338,785	447,454
Total assets		6,334,283,168	6,657,623,657	9,100,585

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Unaudited Consolidated Balance Sheets
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, and thousands of US dollars)

		As of March 31,
	Note	2002	2003	2003
Liabilities and Shareholders' equity:		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Current liabilities:
Short-term debt due to banks and financial institutions	16a	42,167,985	133,871,927	182,995
Current portion of long-term debt due to banks and financial institutions	16b	240,986,944	223,202,468	305,105
Current portion of long-term notes payable		23,959,597	34,417,683	47,047
Promissory notes	17	—	7,881,697	10,774
Current portion of bonds payable	18a	47,131,043	491,181,020	671,416
Dividends payable		28,873	12,379,162	16,922
Accounts payable	19b	76,891,638	70,240,890	96,015
Miscellaneous payables		22,212,133	42,725,922	58,404
Amounts payable to related companies	6b	111,708,935	30,882,337	42,214
Accrued expenses	19a	36,079,703	48,871,947	66,805
Withholdings		7,096,549	7,684,823	10,505
Income taxes payable	8a	12,070,923	13,296,773	18,176
Prepaid income		490,524	401,133	548
Deferred income taxes	8d	315,940	—	—
Other current liabilities		4,069,920	5,675,876	7,759
Total current liabilities		625,210,707	1,122,713,658	1,534,685
Long-term liabilities:
Due to banks and financial institutions	16c	782,548,820	716,393,515	979,268
Bonds payable	18b	1,708,616,195	1,483,258,980	2,027,529
Long-term notes payables		150,467,521	154,597,281	211,325
Miscellaneous payables		25,118,629	20,372,952	27,849
Amounts payable to related companies	6b	65,222,958	47,492,845	64,920
Accrued expenses	19a	31,885,172	39,807,284	54,413
Deferred income taxes	8d	30,643,791	71,691,601	97,998
Other long-term liabilities		6,997,409	25,349,012	34,651
Total long-term liabilities		2,801,500,495	2,558,963,470	3,497,953
Commitments and contingencies	28
Minority interest:	20a	1,440,178,096	1,512,635,485	2,067,685
Shareholders' equity:	21
Paid-in capital, no par value		1,047,871,972	1,039,795,887	1,421,341
Price-level restatement		(4,191,488)	5,198,979	7,107
Additional paid-in capital — share premium		204,730,880	204,988,712	280,208
Other reserves		68,091,178	81,315,599	108,168
Retained earnings		133,296,662	108,029,117	150,655
Net income for the period		17,594,666	23,982,750	32,783
Total shareholders' equity		1,467,393,870	1,463,311,044	2,000,262
Total liabilities and shareholders' equity		6,334,283,168	6,657,623,657	9,100,585

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Unaudited Consolidated Statements of Income
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, and thousands of US dollars)

		Three Months Ended March 31,
	Note	2002	2003	2003
		ThCh$	ThCh$	ThUS$
				(Note 2 (b))
Operating income:
Sales		236,990,288	245,907,556	336,141
Cost of sales		(139,152,298)	(140,648,502)	(192,258)
Gross profit		97,837,990	105,259,054	143,883
Administrative and selling expenses		(7,310,649)	(8,155,837)	(11,149)
Operating income		90,527,341	97,103,217	132,734
Non-operating income and expense:
Interest income		4,155,735	3,606,900	4,930
Equity participation in income of related companies	11	2,549,584	10,702,445	14,630
Other non-operating income	22a	24,623,929	13,678,053	18,697
Equity participation in losses of related companies	11	(6,141,211)	(173,003)	(236)
Goodwill amortization	13a	(2,086,857)	(464,800)	(635)
Interest expense		(51,757,688)	(51,295,370)	(70,118)
Other non-operating expenses	22b	(27,942,289)	(19,881,680)	(27,177)
Price-level restatement, net	23	(328,476)	1,726,348	2,360
Foreign currency translation, net	24	(6,155,411)	(354,215)	(484)
Non-operating expense, net		(63,082,684)	(42,455,322)	(58,033)
Income before income taxes		27,444,657	54,647,895	74,701
Income tax	8e	(12,536,367)	(21,181,804)	(28,954)
Income before minority interest		14,908,290	33,466,091	45,747
Minority interest	20b	(8,800,233)	(14,047,718)	(19,203)
Income before amortization of negative goodwill		6,108,057	19,418,373	26,544
Amortization of negative goodwill	13b	11,486,609	4,564,377	6,239
Net income for the period		17,594,666	23,982,750	32,783

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Unaudited Consolidated Statements of Shareholders' Equity
Translation of financial statements originally issued in Spanish
(Expressed in thousands of historical Chilean pesos, except as stated)

	Number of shares	Paid-in capital	Price-level restatement	Additional paid-in capital	Other reserves	Retained earnings	Net income (loss) for the period	Total
	(In thousands)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2002	8,201,755	1,009,510,570	—	198,028,027	67,945,775	58,874,284	70,058,270	1,404,416,926
Transfer of prior year loss to retained earnings	—	—	—	—	—	69,778,037	(69,778,037)	—
Price-level restatement of capital	—	—	(4,038,042)	(792,112)	(271,783)	(235,498)	(280,233)	(5,617,668)
Deficit of subsidiaries in the development stage	—	—	—	—	(2,932,964)	—	—	(2,932,964)
Cumulative translation adjustment	—	—	—	—	857,410	—	—	857,410
Net income for the period	—	—	—	—	—	—	16,950,545	16,950,545
As of March 31, 2002	8,201,755	1,009,510,570	(4,038,042)	197,235,915	65,598,438	128,416,823	16,950,545	1,413,674,249
As of March 31, 2002 (1)	8,201,755	1,047,871,972	(4,191,488)	204,730,880	68,091,178	133,296,662	17,594,666	1,467,393,870
As of January 1, 2003	8,201,755	1,039,795,887	—	203,968,868	71,330,030	124,859,591	(9,319,056)	1,430,635,320
Transfer of prior year income to retained earnings	—	—	—	—	8,048,876	(17,367,932)	9,319,056	—
Price-level restatement of capital	—	—	5,198,979	1,019,844	396,895	537,458	—	7,153,176
Cumulative translation adjustment	—	—	—	—	319,263	—	—	319,263
Changes in equity of affiliates	—	—	—	—	1,220,535	—	—	1,220,535
Net income for the period	—	—	—	—	—	—	23,982,750	23,982,750
As of March 31, 2003	8,201,755	1,039,795,887	5,198,979	204,988,712	81,315,599	108,029,117	23,982,750	1,463,311,044

(1)	Restated in thousands of constant Chilean pesos as of March 31, 2003.

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, and thousands of US dollars)

	Three Months Ended March 31,
	2002	2003	2003
	ThCh$	ThCh$	ThUS$
			(Note 2 (b))
Cash flows from operating activities:
Net income for the period	17,594,666	23,982,750	32,783
Gain on sales of property, plant and equipment	(1,183,587)	(3,328)	(5)
Charges (credits) to income which do not represent cash flows:
Depreciation	46,196,937	53,717,084	73,428
Amortization of intangibles	2,289,086	606,089	828
Equity participation in income of related companies	(2,549,584)	(10,702,445)	(14,630)
Equity participation in losses of related companies	6,141,211	173,003	236
Amortization of goodwill	2,086,857	464,800	635
Amortization of negative goodwill	(11,486,609)	(4,564,377)	(6,239)
Price-level restatement, net	328,476	(1,726,348)	(2,360)
Foreign currency translation, net	6,155,411	354,215	484
Other credits to income which do not represent cash flows	(3,113,251)	(8,933,779)	(12,212)
Other charges to income which do not represent cash flows	16,751,502	11,308,371	15,458
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(7,666,068)	(257,922)	(353)
Decrease in inventory	784,261	1,188,425	1,625
Decrease (increase) in other assets	(9,897,796)	(13,334,959)	(18,228)
Changes in liabilities which affect cash flows:
Increase in accounts payable associated with operating results	15,123,270	18,728,290	25,600
Increase in interest payable	16,479,656	(1,893,595)	(2,588)
Increase (decrease) in income tax payable	—	9,992,356	13,659
Increase (decrease) in other accounts payable associated with non-operating results	1,908,016	11,443,655	15,643
Net increase in value added tax and other accounts payable	907,075	(3,592,257)	(4,910)
Income attributable to minority interest	8,800,233	14,047,718	19,202
Net cash flows provided by operating activities	105,649,762	100,997,746	138,056

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Unaudited Consolidated Statements of Cash Flows
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, and thousands of US dollars)

	Three Months Ended March 31,
	2002	2003	2003
	ThCh$	ThCh$	ThUS$
			(Note 2 (b))
Cash flows from financing activities:
Proceeds from the issuance of debt	27,799,881	88,746,875	121,312
Proceeds from bond issuances	5,927,083	12,364,743	16,902
Proceeds from loans obtained from related companies	111,241,931	—	—
Other sources of financing	1,872,974	5,737,977	7,843
Dividends paid	(5,539,620)	(12,878,501)	(17,604)
Payment of debt	(208,874,783)	(101,949,360)	(139,359)
Payment of bonds	(34,341,202)	(185,962)	(254)
Payment of loans obtained from related companies	(39,279,270)	(2,006,807)	(2,743)
Other disbursements for financing	(79,495)	(2,143,930)	(2,931)
Net cash used in financing activities	(141,272,501)	(12,314,965)	(16,834)
Cash flows from investing activities:
Proceeds from sales of property, plant and equipment	11,418,148	6,916	9
Payments recieved on loans to related companies	16,115,888	7,506,274	10,261
Other receipts from investments	454,768	2,344	3
Additions to property, plant and equipment	(14,172,997)	(52,221,555)	(71,384)
Long-term investments	—	(5,444)	(7)
Other loans granted to related companies	(11,369,764)	(8,606,417)	(11,764)
Other investment disbursements	(2,041,170)	(161,852)	(221)
Net cash used in investing activities	404,873	(53,479,734)	(73,103)
(Negative) Positive net cash flow for the year	(35,217,866)	35,203,047	48,119
Effect of price-level restatement on cash and cash equivalents	163,668	(1,307,481)	(1,787)
Net (decrease) increase in cash and cash equivalents	(35,054,198)	33,895,566	46,332
Cash and cash equivalents beginning of period	94,327,368	123,479,307	168,789
Cash and cash equivalents end of period	59,273,170	157,374,873	215,121

The accompanying notes are an integral part of these consolidated financial statements.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

1.    Description of Business:

Empresa Nacional de Electricidad S.A. ("Endesa-Chile" or "the Company") is an electric generation and transmisision company domiciled in Chile. It is a publicly traded company, regulated by the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or "SVS") as well as by the United States Securities and Exchange Commission ("SEC") since issuing American Depositary Receipts ("ADRs") in 1994.

The Company's subsidiaries that are regulated by the SVS include Empresa Eléctrica Pehuenche S.A. ("Pehuenche S.A."), Empresa Eléctrica Pangue S.A. ("Pangue S.A."), Sociedad Concesionaria Autopista del Sol S.A., Sociedad Concesionaria Autopista Los Libertadores S.A., and Infraestructura 2000 S.A. registered under the numbers 293, 419, 550, 619, and 693, respectively.

2.    Summary of Significant Accounting Policies:

a)	General:

The unaudited information for the three-month periods ended March 31, 2002 and 2003 includes all adjustments, consisting of only normal recurring adjustments, which in the opinion of management are necessary for the fair presentation of such information. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003 or any other period.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the SVS (collectively "Chilean GAAP"). Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Chile do not conform with generally accepted accounting principles in the United States ("U.S. GAAP"). Certain amounts in the prior periods' financial statements have been reclassified to conform to the current period's presentation.

The preparation of financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

The accompanying financial statements reflect the consolidated results of operations of Endesa-Chile and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in companies in the development stage are accounted for using the equity method, except that income or losses are included directly in equity instead of being reflected in the Company's consolidated statement of income. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, provided there are no substantive minority participating rights that prevent control, as detailed as follows:

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

2.    Summary of Significant Accounting Policies: (Continued)

	Percentage of ownership participation as of March 31,
Company name	2002	2003
	Total	Direct	Indirect	Total
Enigesa S.A.	100.00	99.51	0.49	100.00
Ingendesa S.A.	97.64	96.39	1.25	97.64
Pehuenche S.A.	92.65	92.65	—	92.65
Endesa Argentina S.A.	99.99	99.99	—	99.99
Endesa-Chile Internacional	100.00	100.00	—	100.00
Pangue S.A.	92.48	94.97	0.02	94.99
Hidroinvest S.A.	69.93	—	69.93	69.93
Infraestructura 2000 S.A.	60.00	60.00	—	60.00
Hidroeléctrica El Chocón S.A.	65.19	—	65.19	65.19
Central Costanera S.A.	51.93	—	51.93	51.93
Endesa Brasil Participacoes Ltda.	100.00	5.00	95.00	100.00
Túnel El Melón S.A.	99.95	99.95	—	99.95
Soc. Concesionaria Autopista del Sol S.A.	100.00	0.10	99.90	100.00
Inecsa 2000 S.A.	97.32	—	97.32	97.32
Soc. Concesionaria Autopista Los Libertadores S.A.	99.95	—	99.95	99.95
Compañía Eléctrica Cono Sur S.A.	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A.	85.62	—	85.62	85.62
Endesa de Colombia S.A.	100.00	5.10	94.90	100.00
Lajas Inversora S.A.	100.00	—	100.00	100.00
Cachoeira Dourada S.A.	99.51	—	99.60	99.60
Capital de Energía S.A.	50.90	—	50.90	50.90
Emgesa S.A	51.32	—	51.32	51.32
Edegel S.A.A.	63.56	—	63.56	63.56
Generandes Perú S.A.	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A.	75.00	50.00	25.00	75.00
Compañía Eléctrica Tarapacá S.A.	100.00	99.90	0.10	100.00
Inversiones Endesa Norte S.A.	100.00	99.99	0.01	100.00

b)	Constant currency restatement:

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index ("CPI") for the two-year period ended March 31, 2003 was approximately 6.46%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 23).

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

2.    Summary of Significant Accounting Policies: (Continued)

The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company.

The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the "prior month rule," in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso ("price-level restatement") are as follows:

	Index	Change over Previous February 28,
February 28, 2002	109.67	2.5%
February 28, 2003	113.88	3.8%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

	Index	Change over Previous March 31,
March 31, 2002	110.26	2.6%
March 31, 2003	115.21	4.5%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in net income or loss for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento ("UF"), which is adjusted daily to reflect the changes in Chile's CPI. Certain of the Company's investments are linked to the UF. As the Company's indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation. Values for the UF are as follows (historical Chilean pesos per UF):

Ch$
March 31, 2002	16,197.66
March 31, 2003	16,783.60

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

2.    Summary of Significant Accounting Policies: (Continued)

Comparative financial statements

For comparative purposes, the historical March 31, 2002 and 2003 consolidated financial statements and their accompanying notes have been presented in constant Chilean pesos as of March 31, 2003. Amounts previously presented in constant Chilean pesos as of each balance sheet date have been adjusted by the percentage changes in the CPI to March 31, 2003, as follows:

Period	Change in Index

2002	3.8	%(1)

(1)	Equivalent to the amounts for 2002 multiplied by the change in the CPI for 2003.

This updating does not change the prior periods' statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of March 31, 2003 of Ch$731.56 to US$1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

c)	Assets and liabilities denominated in foreign currencies:

Assets and liabilities denominated in foreign currencies are detailed in Note 30. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of March 31, as follows:

Currency	Symbol used	2002	2003
		Ch$	Ch$
United States dollar (Observed)	US$	655.9	731.56
British pound sterling		£934.86	1,156.25
Colombian peso	$ Col	0.29	0.25
New Peruvian sol	Soles	190.84	210.6
Brazilian real	Rs	282.23	218.38
Japanese yen		¥4.95	6.19
Euro		€570.94	797.34
Pool Unit (IBRD) (1)	UP	7,755,284.77	9,433,474.12
Unidad de Fomento (UF)	UF	16,197.66	16,783.6
Unit of Account (IBD) (1)	UC	924.25	1,119.26
Argentine peso	$ Arg	223.86	244.67

(1)	Units of measurement used by the International Bank for Reconstruction and Development (IBRD) and Interamerican Development Bank (IDB) to express the weighted-average of multicurrency loan obligations granted using fixed currency ratios to the US dollar, at a determined date.
d)	Time deposits and Marketable securities:

Time deposits are presented at cost plus accrued interest and UF indexation adjustments, as applicable.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

2.    Summary of Significant Accounting Policies: (Continued)

e)	Accounts receivable and Allowance for doubtful accounts:

Accounts receivable are classified as current or long-term, depending on their collection terms. Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). The Company establishes its allowance for doubtful accounts based on the aging of the accounts and prior experience with specific accounts.

f)	Inventories:

Inventories primarily include fuels for the generation of electricity and are valued at the lower of price-level restated average cost or net realizable value. Inventories are presented net of a provision for obsolescence.

g)	Property, plant and equipment:

Until 1980, property, plant and equipment were previously valued at net replacement cost as determined by the former Chilean Superintendency of Electricity and Fuels (SIC) adjusted for price-level restatement in accordance with Decree Law N° 4 of 1959.

Property, plant and equipment are currently shown at contributed amounts or cost, as appropriate, plus price-level restatement. The interest cost on debt directly obtained in the construction projects is capitalized during the period of construction. Costs of maintenance and repairs are expensed as incurred unless such costs increase the useful life or productivity of the related assets, in which case the costs are capitalized when incurred.

In 1986, an increase based upon a technical appraisal of property, plant and equipment was recorded in the manner authorized by the SVS in Circulars No.'s 550 and 566 dated October 15 and December 16, 1985, respectively, and Communication No. 4790, dated December 11, 1985.

Property, plant and equipment received in leasing which qualify as capital leases, are accounted as acquisitions, recording the total of the lease obligation and interest on an accrual basis. Assets obtained under financial contracts are not the legal property of the Company until it decides to exercise the related purchase option. Therefore, the Company cannot freely dispose of them.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its foreign investments as required by Technical Bulletins No. 33 and No. 42 of the Chilean Association of Accountants. It is the Company's policy, when evidence exists of an other than temporary impairment of fixed assets, such that the Company's operations are not expected to produce sufficient net cash flows, on a discounted basis, to recover all fixed asset costs, including depreciation, that the book values of those assets must be reduced to their net realizable values with a charge to non-operating expense. The Company has not identified impairments in the net book values of its property, plant and equipment; however, an impairment of goodwill and negative goodwill was identified during the end of 2002 (see Note 13).

h)	Depreciation:

Depreciation expense is calculated on the revalued balances using the straight-line method over the estimated useful lives of the assets. Depreciation expense was ThCh$46,196,937 and ThCh$53,717,084 as of March 31, 2002 and 2003, respectively. Depreciation expense of ThCh$46,008,989 and ThCh$53,463,834 were included in "Cost of sales" and ThCh$187,948 and ThCh$253,250 were included in "Administrative and selling expenses" as of March 31, 2002 and 2003, respectively.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

2.    Summary of Significant Accounting Policies: (Continued)

i)	Investments in related companies:

Investments in related companies are included in "Other assets" using the equity method. This accounting method recognizes in income the Company's proportionate share in the net income or loss of each investee on the accrual basis (Note 11).

Investments in foreign affiliates are recorded in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants (see Note 2(j)).

Investments in other companies are presented at acquisition cost adjusted for price-level restatement.

j)	Foreign investments:

Under Technical Bulletin No. 64 of the Chilean Association of Accountants, investments in foreign subsidiaries are price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US Dollar on the foreign investment measured in US dollars, are reflected in equity in the account "Cumulative Translation Adjustment".

k)	Intangibles, other than goodwill:

Intangibles, other than goodwill, correspond mainly to easements and rights for the use of waterways and are amortized over periods not exceeding 40 years in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

l)	Goodwill and negative goodwill:

Goodwill and negative goodwill are determined according to Circular No. 368 of the SVS based on differences between the purchase price and the recorded book values of the company acquired at the effective acquisition date. Amortization is determined using the straight-line method, considering the nature and characteristic of each investment, foreseeable life of the business and investment return, and does not exceed 20 years.

The Company has evaluated the recoverability of its recorded goodwill and negative goodwill in accordance with Technical Bulletin No. 56 and Statement of International Accounting Standard No. 36 (IAS No. 36) "Impairment of Assets" (see Note 13).

m)	Revenue recognition:

Revenues are recognized at the time energy is supplied to the customer and collectibility is reasonably measured. Energy supplied and unbilled at each year-end is valued at the selling price using the current rates and has been included in revenue from operations. The unbilled amount is presented in current assets as trade receivables and the corresponding cost is included in cost of operations. The Company recognizes revenue generated from engineering and inspection services and highway tolls at the time the related services are provided.

n)	Income tax and deferred income taxes:

The Company records income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and with circulars No. 1466 and No. 1560 issued by the SVS, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates to be in effect at the time of reversal.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

2.    Summary of Significant Accounting Policies: (Continued)

o)	Accrued vacation expense:

In accordance with Technical Bulletin No.47 issued by the Chilean Association of Accountants, employee vacation expenses are recorded on the accrual basis.

p)	Severance indemnity:

The severance indemnity that, under collective bargaining agreements, the Company is obliged to pay to its employees who have completed 15 years of service is stated at the present value of the benefit under the vested cost method, discounted at 9.5%. The value of the obligation is calculated based on an average employment span of 35 years for employees with 15 years or more and includes 75% of the benefit related to employees with less than the required 15 years.

q)	Pension and post-retirement benefits:

Pension and post-retirement benefits are recorded in accordance with the respective employee collective bargaining agreements based on the actuarially determined projected benefit obligation using a discount rate of 9.5% less an unrecognized transition obligation.

r)	Bonds:

Bonds payable are recorded at the face value of the bonds. The difference between the face value and the placement value, equal to the premium or discount, is deferred and amortized over the term of the bonds (see Note 18). Discounts on the bond issuances of Endesa-Chile and its subsidiaries deferred over the term of the respective bonds amounted to ThCh$10,912,367 and ThCh$11,755,394 as of March 31, 2002 and 2003, respectively, presented in "Other assets."

s)	Statements of cash flows:

The Consolidated Statements of Cash Flows have been prepared in accordance with the indirect method.

Cash and cash equivalents presented in the consolidated statements of cash flows include cash, time deposits, and other balances classified as current assets with maturities less than 90 days. For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll and taxes.

t)	Financial derivative contracts:

As of March 31, 2002 and 2003, the Company has forward contracts, currency swaps, and interest swaps and collars with various financial institutions, which are recorded according to Technical Bulletin No. 57 of the Chilean Association of Accountants. Forward foreign exchange contracts gains and losses are recorded at estimated fair value with certain gains and losses deferred until settlement if the instrument qualifies as a hedge and is included in earnings as "Other non-operating income and expense."

u)	Research and development costs:

Costs incurred in research and development by the Company which are general in nature (water-level studies, hydroelectric research, seismic-activity surveys) are expensed as incurred. Studies related to specific construction projects are capitalized. During the three months ended March 31, 2002 and 2003 no such costs were incurred.

v)	Computer software:

The Company has deferred the costs of purchased computer software packages, which are being amortized over a period of three years.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

3.    Change in Accounting Principles:

There were no changes in accounting principles during the three months ended March 31, 2002 and 2003 that would affect the comparability with previously issued financial statements.

4.    Time deposits:

Time deposits as of March 31, 2002 and 2003 and the applicable annual interest rates and scheduled maturities as of March 31, 2003 are as follows:

Financial Institution	Annual Rate	Scheduled Maturity	As of March 31,
			2002	2003
	%		ThCh$	ThCh$
Banco Nationale de Paris	3.10	April 04, 2003	108,139	76,592
Banco Bilbao Vizcaya	1.25	April 04, 2003	13,591,315	5,047,764
Banco Wiese Sudameris	1.58	April 04, 2003	1,157,756	3,347,403
Bank of America	1.00	April 04, 2003	3,457,220	8,299,566
Banco Continental	2.59	April 04, 2003	2,469,618	10,137,265
Fiduvalle	7.42	April 04, 2003	551,317	440,358
Cititrust	4.00	April 04, 2003	78,580	2,939
Citibank New York	1.01	April 04, 2003	16,544,531	41,084,802
HSBC - Bamerindus	1.96	April 04, 2003	—	2,820,004
Citibank	2.47	April 04, 2003	—	24,411,209
Banco de credito	3.70	April 04, 2003	—	1,884,704
Banco Bradesco	1.87	April 04, 2003	—	3,246,180
Banco Votorantim	1.79	April 04, 2003	—	1,759,946
Banco Pactual	1.79	April 04, 2003	—	2,917,978
Banco Rio de la Plata	5.50	April 04, 2003	—	452,942
Credifondos	2.99	April 04, 2003	—	4,413,299
Banco Itaú	4.74	April 04, 2003	—	23,964
Banco BBM	1.77	April 04, 2003	—	1,394,908
Banco Interbank	3.75	April 04, 2003	—	2,147,931
Banco Interbank	1.10	April 04, 2003	—	2,165,418
Interfondos-dolares	1.90	April 04, 2003	—	731,559
Banco Citibank N.A.	0.71	April 04, 2003	—	197,399
Banco Santander	2.17	April 04, 2003	—	3,482,297
Banco Santander	—	—	1,048,572	—
Banco CCF Brasil	—	—	1,264,866	—
Banco Cooperativo	—	—	17,099	—
Banco Corfivalle	—	—	1,764,783	—
Fideicom Santander C	—	—	355,218	—
Encargos Fiduciarios	—	—	670	—
Banco Boston	—	—	1,302,147	—
Total			43,711,831	120,486,427

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

5.    Accounts, notes and other receivables:

Current accounts, notes and other receivables and related allowances for doubtful accounts as of each March 31, 2002 and 2003 are as follows:

	As of March 31,
	2002				2003
Account	Under 90 days	91 days to 1 year	Allowance	Total	Under 90 Days	91 days to 1 year	Allowance	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts Receivable	87,282,221	26,302	(186,488)	87,122,035	91,209,714	3,245,201	(2,448,280)	92,006,635
Notes receivable	216,149	783,874	—	1,000,023	172,175	802,033	(148,677)	825,531
Other Receivables	13,549,291	9,664,362	(791,446)	22,422,207	7,171,709	14,273,615	(951,833)	20,493,491
Total	101,047,661	10,474,538	(977,934)	110,544,265	98,553,598	18,320,849	(3,548,790)	113,325,657

Long-term other receivables as of March 31, 2002 and 2003 are ThCh$47,791,092 and ThCh$18,142,779 respectively.

Current and long-term accounts receivables per country as of March 31, 2002 and 2003 are as follows:

	As of March 31,
Country	2002		2003
	ThCh$	%	ThCh$	%

Chile	67,962,421	42.92	48,027,347	36.53
Peru	23,401,837	14.78	25,011,826	19.02
Argentina	9,210,029	5.82	12,823,300	9.75
Colombia	26,145,702	16.51	22,273,439	16.94
Brazil	27,873,855	17.60	22,146,191	16.85
Panama	3,741,513	2.37	1,186,333	0.91
Total	158,335,357	100.00	131,468,436	100.00

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

6.    Transactions with Related Companies:

Balances of accounts receivable and payable classified according to the nature of the transaction are as follows as of March 31, 2002 and 2003:

a)	Notes and accounts receivable due from related companies:

	As of March 31,
	Short-term		Long-term
Company Name	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Transmisora Eléctrica de Quillota Ltda.	78,187	64,124	1,170,064	884,189
Atacama Finance Co.	6,230,058	176,399,359	164,854,459	—
Cía de Energía del Mercosur	636,119	4,847,404	—	—
Chilectra S.A.	9,349,398	10,070,256	—	—
Cía. Interconexión Energética S.A.	3,989,291	2,013,788	—	—
Codensa S.A.	16,090,726	11,601,181	—	—
Edelnor S.A.	2,303,032	2,425,602	—	—
Empresa Eléctrica de Bogotá S.A.	214,670	475,312	—	—
Empresa Eléctrica Piura S.A.	119,697	207,664	—	—
Enersis S.A.	438,192	125,696	—	—
Etevensa	314,320	371,555	—	—
Gasoducto Tal Tal Ltda.	322,776	—	—	—
Gas Atacama Generación Ltda.	131,833	371,951	—	—
Compañía Americana de Multiservicios Ltda.	11,164	7,761	—	—
Central Generadora Termoeléctrica de Fortaleza	210,252	3,382,251	—	—
Synapsis Colombia	—	14,917	—	—
Compañía A. Multiser.Colombia	—	661	—	—
Synapsis Soluciones y Servicios IT Ltda.	—	11,979	—	—
Inversiones Eléctricas Quillota	—	1,000	—	—
Elesur S.A.		953	—	—
Smartcom S.A.	20,867	—	—	—
Enersis Energía de Colombia	156	—	—	—
Ingendesa Do Brasil	—	—	—	16,021
Total	40,460,738	212,393,414	166,024,523	900,210

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

6.    Transactions with Related Companies: (Continued)

b)	Notes and accounts payable due to related companies:

	As of March 31,
	Short-term		Long-term
Company Name	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Compañía de Energía del Mercosur S.A.	1,133,553	333,239	—	—
Compañía de Transmisión del Mercosur S.A.	115,075	122,824	—	—
Chilectra S.A.	21,683	10,761	—	—
Codensa S.A.	14,011,341	6,838,274	20,969,385	22,532,048
Empresa Eléctrica de Bogotá S.A.	14,983,556	1,261,260	—	937,128
Enersis S.A.	79,022,679	20,808,942	44,253,573	21,828,989
Synapsis Soluciones y Servicios IT Ltda.	941,052	510,582	—	—
Transmisora Eléctrica de Quillota Ltda.	40,482	70,846	—	—
Compañía Americana de Multiservicios Ltda.	1,200	66,116	—	—
Electrogas S.A.	266,036	239,283	—	—
Enersis Internacional	—	17,618	—	2,194,680
Synapsis Perú S.A.	—	83,320	—	—
Synapsis colombia S.A.	—	61,234	—	—
Compañía A. Multiser. Perú S.A.	—	16,276	—	—
Compañía A. Multiser.Colombia	—	36,182	—	—
Gasoducto Tal Tal Ltda.	—	402,399	—	—
Smartcom S.A.	—	31	—	—
Empresa Eléctrica Piura S.A.	—	3,150	—	—
Edelnor S.A.	28,007	—	—	—
Etevensa S.A.	1,126,839	—	—	—
Enersis Energía de Colombia	17,432	—	—	—
Total	111,708,935	30,882,337	65,222,958	47,492,845

Short-term accounts receivable and payable with related companies are related to the sales and purchases of electricity and various services, as well as operating loans. Transactions for electricity and services have terms of 30 days for payment and are not readjustable. Operating loans are readjustable and require payment of interest.

The long-term receivable with Sociedad Transmisora Eléctrica de Quillota Limitada resulted from the sale of fixed assets at book value. The amount is recorded in UF with accrued interest at an annual rate of 9% and is to be paid in five equal annual installments beginning in December 2002.

The long-term payable to Codensa S.A. is expressed in U.S. Dollars and accrues interest at an average annual rate of 8.35% and is due on November 10, 2004.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

6.    Transactions with Related Companies: (Continued)

c)	The most significant transactions and their effects in income (expense) for each three months period ended March 31 are as follows:

Company	Nature of Transaction	Income (expense)
		2002	2003
		ThCh$	ThCh$
Atacama Finance Co.	Interest	1,932,105	1,468,333
	Price-level restatement	(524,524)	956,057
	Exchange difference	780,801	2,474,676
Cia. Americana Multiservicios Ltda.	Services	6,723	15,752
Central Generadora Termoeléctrica de Fortaleza	Services	133,926	198,512
Com. de Energía del Mercosur S.A.	Sale of energy	1,824,609	7,001,029
	Purchase of energy	(821,596)	(531,113)
	Interest	(46,244)	—
Codensa S.A.	Purchase of energy	(3,077,734)	(3,319,088)
	Sale of energy	20,675,032	16,010,923
	Services	—	(54,135)
	Interest	(434,533)	(670,109)
Cía. Transmisión del Mercosur S.A.	Purchase of energy	(466,430)	(350,417)
Cía. Interconexión Energética S.A.	Sale of energy	8,092,235	6,238,012
	Services	100,651	—
Empresa Propietaria de la Red	Services	—	108,037
Chilectra S.A.	Sale of energy	26,698,552	28,778,044
	Services	176,391	480,806
	Interest	—	4,124
Empresa Eléctrica Piura S.A.	Sale of energy	314,043	568,791
Enersis S.A.	Interest	(1,115,476)	(421,532)
	Services	45,813	227,766
	Services		(346)
	Exchange difference	(306,236)	(263,511)
	Price-level restatement	(4,878)	(106,050)
Etevensa	Sale of energy	995,344	1,047,318
Electrogas S.A.	Purchase of gas	(941,893)	(703,392)
	Services	2,039	1,011
Edelnor S.A.	Sale of energy	6,570,424	7,140,406
Endesa Internacional S.A.	Services	—	(13,552)
Cam Colombia	Services	—	(106,077)
Synapsis Sol y Serv. IT Ltda.	Services	(59,399)	(425,152)
Elesur S.A.	Services	—	(5,700)
Synapsis Colombia	Services	—	(98,029)
Transmisora Eléc. de Quillota Ltda.	Interest	44,033	26,308
	Services	2,039	14,316
	Price-level restatement	(26,252)	12,153
Consorcio ARA- Ingendesa	Services	—	161,412
Gas Atacama Generación Ltda.	Services	25,179	29,310
Total		60,594,744	65,894,893

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

6.    Transactions with Related Companies: (Continued)

These transactions were carried out at prices that approximate market value.

The transfer of short-term funds between related companies, which funds are not for collection or payment of services, is on the basis of a current cash account, at a variable interest rate based on market conditions. The resulting accounts receivable and accounts payable are essentially on 30-day terms, with automatic rollover for the same period and settlement in line with cash flows.

7.    Inventories, net:

Inventories are presented net of a provision for obsolescence.

8.    Deferred income taxes:

a)	Income taxes (recoverable) payable as of each period-end are as follows:

	As of March 31,
	2002	2003
	ThCh$	ThCh$

Income tax payable	12,070,923	13,296,773
Income taxes recoverable	(28,340,339)	(22,360,232)

b)	Endesa-Chile (individual legal entity) had a tax loss of ThCh$12,287,325 and a tax income of ThCh$12,565,602 for the periods ended March 31, 2002 and 2003, respectively. Under current Chilean tax law, such losses do not expire.
c)	As of March 31, 2002 and 2003, Endesa-Chile (individual legal entity) had accumulated tax losses of ThCh$66,076,592, and ThCh$58,992,746 and related tax credits of ThCh$9,401,629 and ThCh$5,493,580.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

8.    Deferred income taxes: (Continued)

d)	In accordance with BT No. 60 and 69 of the Chilean Association of Accountants, and Circular No. 1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of March 31, 2002 and 2003 as follows:

	As of March 31, 2002				As of March 31, 2003
	Asset		Liability		Asset		Liability
	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	—	3,534,165	64,584	282,263,192	—	3,797,535	38,904	307,593,485
Severance indemnities	—	—	—	1,560,725	—	—	—	444,702
Prepaid income	57,272	236,673	—	—	41,032	1,357,994	—	—
Deferred charge	—	—	14,426	3,120,920	610,853	—	—	3,748,475
Unrealized income Pehuenche y San Isidro	38,210	1,157,700	—	—	—	—	—	—
Finance costs	—	193,373	41,412	7,430,712	—	117,034	—	14,705,065
Derivative contracts	16,000	714,368	—	488,492	—	—	—	—
Vacation accrual	136,281	—	—	—	347,819	—	—	—
Tax losses	1,128,844	57,317,526	—	—	—	61,344,916	—	—
Contingencies	331	41,812	—	—	2,474,024	1,432	—	—
Forward contracts and swaps	—	—	—	—	587,105	554,868	—	—
Imputed interest on construction	—	—	—	4,754,927	—	—	—	4,863,438
Cost of studies	—	—	—	4,562,743	—	—	—	7,972,554
Spare parts used	—	—	—	3,319,888	—	—	—	1,086,285
Leasing receivables	1,611	2,977,980	—	—	1,476	1,984,384	—	—
Bonds discount	—	—	—	—	—	—	—	221,947
El Chocón investments	—	—	—	5,441,990	—	—	—	3,324,684
Salaries for construction-in- progress	—	5,776,771	—	—	—	4,145,779	—	—
Provision for employee obligations	—	—	—	—	—	898,356	—	—
Other events	63,162	668,406	261,678	2,735,609	128,962	1,180,111	37	3,172,971
Complementary accounts, net	(1,389,977)	(46,170,861)	(14,426)	(259,422,068)	—	(38,011,356)	(37)	(240,368,243)
Valuation allowance	—	(834,574)	—	—	—	(2,297,291)	—	—
Total	51,734	25,613,339	367,674	56,257,130	4,191,271	35,073,762	38,904	106,765,363

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

8.    Deferred income taxes: (Continued)

e)	Income tax expense for the three months ended March 31, 2002 and 2003 is as follows:

	As of March 31,
	2002	2003
	ThCh$	ThCh$
Current income tax expense
Income tax provision	(9,736,146)	(15,740,085)

Deferred tax expense (benefit)
Special tax Art.21	(10,398)	(88,954)
Adjustment for tax expense prior year	52,288	—
Deferred income taxes	(4,205,825)	(4,468,317)
Benefits for tax losses	1,965,972	—
Amortization of complementary accounts	(602,258)	(884,448)
Total	(12,536,367)	(21,181,804)

9.    Other current assets:

Other current assets as of each period-end are as follows:

	As of March 31,
	2002	2003
	ThCh$	ThCh$
Accounts receivable from the Chilean Ministry of PublicWorks	3,142,885	2,107,344
Guarantees related to rentals	1,143,332	986,752
Ralco and Alto Jahuel Proyects	2,950,124	173,730
Deposits for commitments and guarantees	11,756,824	12,365,120
Forward contracts and swaps	—	40,651,334
Unrealized losses on derivatives	—	686,542
Canutillar assets held for sale	—	125,496,981
Celta transmission assets held for sale	—	21,562,962
Restricted time deposits Infraestructura 2000 S.A.	—	24,218,422
Reserve funds Infraestructura 2000 S.A.	—	7,777,717
Other	2,340,173	985,061
Total	21,333,338	237,011,965

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

10.    Property, plant and equipment:

The composition of property, plant and equipment as of each period-end is as follows:

	Estimated years of useful lives	As of March 31,
		2002	2003
		ThCh$	ThCh$
Land		39,753,288	40,093,846
Buildings and infrastructure	35 – 40	6,108,649,646	6,283,500,780
Distribution and transmission lines and public lighting	35 – 40	21,808,854	18,032,042
Sub-total		6,130,458,500	6,301,532,822
Machinery and equipment	35 – 40	1,143,211,462	1,229,377,417
Construction in progress	—	53,303,862	20,404,693
Construction materials	—	5,366,116	5,637,789
Furniture and fixtures, tools, software and information
Technology equipment	3 – 10	20,141,665	14,188,596
Vehicles	6 – 10	782,727	1,451,801
Other assets	3 – 8	2,398,843	3,334,584
Sub-total		81,993,213	45,017,463
Technical appraisal		670,394,225	739,028,161
Total property, plant and equipment		8,065,810,688	8,355,049,709
Less: accumulated depreciation		(2,494,778,165)	(2,759,227,020)
Total property, plant and equipment, net		5,571,032,523	5,595,822,689

The Company and its foreign subsidiaries have individually purchased insurance policies which cover "all risk", earthquake and machinery breakdown, with coverage limitations of ThUS$400,000, ThUS$150,000 and ThUS$100,000 respectively. This coverage includes business interruption damages. The premiums associated with these policies are recorded proportionately in each company under "Prepaid expenses" and charged to expenses over its term.

Recoverability of property, plant and equipment:

The Company periodically analyzes the recoverability of its recorded book values of its property, plant and equipment, including property, plant and equipment held by the Company's subsidiaries in countries outside of Chile where property, plant and equipment is remeasured into United States dollars. The analysis consists in evaluating the recoverability of the Company's property, plant and equipment by comparing estimated future undiscounted cash flows to the carrying amounts of such assets recorded by the Company in these companies, in accordance with Chilean GAAP. This analysis differs from impairment testing performed for goodwill (see note 13). The result of this analysis determined that no adjustments were required to the net book values of the property, plant and equipment of the Company and its subsidiaries as of December 31, 2002.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

11.    Investment in related companies:

a)	Investments as of each period-end are as follows:

	As of March 31, 2002			Carrying Value		Equity participation in net earnings (losses)
Related Companies	Number of Shares	Percentage Owned	Related Equity	2002	2003	2002	2003
		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cía. de Interconexión Energética S.A. (2)	128,270,106	45.00	141,132,311	47,702,103	63,509,540	(391,324)	9,303,298
Gas Atacama Generación Ltda.	—	50.00	69,683,598	35,728,058	34,841,799	(916,797)	345,840
Gasoducto Atacama Argentina Ltda.	—	50.00	66,047,388	25,628,160	33,023,694	(2,535,822)	331,759
Gasoducto Atacama Chile Ltda.	—	50.00	57,046,927	24,189,754	28,523,464	772,557	90,614
Inversiones Eléctricas Quillota S.A.	608,676	50.00	15,197,424	8,873,918	7,598,712	1,243,297	(70,744)
Inversiones Electrogas S.A.	425	42.50	16,476,680	6,274,673	7,002,589	212,609	292,654
Com. de Energía del Mercosur S.A. (3)	6,305,400	45.00	8,420,753	2,440,654	3,789,339	(2,283,954)	267,204
Transmisora Eléctrica de Quillota Ltda.	—	50.00	5,172,236	2,396,333	2,586,118	(1,966)	57,635
Atacama Finance Co. (2)	3,150,000	50.00	5,220,474	2,568,261	2,610,237	(11,348)	(25,947)
Electrogas S.A.	85	0.02	11,841,998	2,158	2,516	111	127
Distrilec Inversora S.A.	4,416,141	0.89	410,122,123	3,724,455	3,639,694	304,984	(76,312)
Consorcio ARA - Ingendesa	—	50.00	50,421	9,203	25,211	8,686	13,314
Consorcio Ingendesa - Minmetal Ltda (1)	—	50.00	3,658	31,051	1,829	7,340	—
Ingendesa do Brasil Limitada (1) (4)	—	100.00	53,233	63,920	53,233	—	—
Total				159,632,701	187,207,975	(3,591,627)	10,529,442

(1)	These companies are related parties to the subsidiary Ingendesa S.A.
(2)	These companies are related parties to the subsidiary Compañía Electrica Conosur S.A.
(3)	This company is a related party to the subsidiary Endesa Argentina S.A.
(4)	This company is in the development stage.

b)    Purchase of shares made in equity method investments during the periods ended March 31, 2002 and 2003:

—Lajas Inversora S.A.

During the three months ended March 31, 2003, Lajas Inversora S.A. purchased 92,980 (0.0032%) shares of Central Eléctrica Cachoeira Dourada S.A. (Brazil) for ThCh$5,444, increasing its participation to 99.60%.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

11.    Investment in related companies: (Continued)

The costs of these incremental investments are as follows:

	As of March 31,
	2002	2003
Purchases	ThCh$	ThCh$
Central Eléctrica Cachoeira Dourada S.A.	—	5,444
	—	5,444

c)	In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants for the three months ended March 31, 2002 and 2003, the Company has recorded foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments. Such gains and losses are included in the cumulative translation adjustment account in shareholders' equity, and in this way, act as an economic hedge of the exchange risk affecting the investments. As of March 31, 2003 the corresponding amounts are as follows:

Company	Country of Origin	Investment	Reporting Currency	Liability
		ThCh$		ThCh$
Central Hidroeléctrica Betania	Colombia	616,998,128	US$	345,533,487
Cachoeira Dourada	Brazil	440,242,808	US$	496,079,749
Edegel S.A.	Peru	228,010,371	US$	247,874,354
Cía. Interconexión Energética S.A.	Brazil	63,509,540	US$	63,702,561
Atacama Finance Co.	Cayman Islands	2,610,237	US$	1,888,091
Hidroeléctrica El Chocón S.A.	Argentina	214,709,927	US$	124,766,187
Comercializadora de Energia del Mercosur S.A.	Argentina	3,789,736	US$	4,045,601
Central Costanera S.A.	Argentina	92,214,759	US$	67,043,575
Distrilec Inversora S.A.	Argentina	3,639,694	US$	1,653,559
Total		1,665,725,200		1,352,587,164

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

12.    Investments in other companies:

Investments in other companies at March 31, 2002 and 2003 are as follows:

Company	Number of shares	Percentage owned	As of March 31,
			2002	2003
		%	ThCh$	ThCh$
Club de la Banca y Comercio	2	1.00	2,432	3,599
Club Empresarial	1	1.00	6,013	6,548
Empresa Eléctrica de Aisen S.A	2,516,231	—	1,985,420	1,987,920
Inmobiliaria España S.A.	1	—	98	98
Inverandes S.A.	1,011,899	—	3,433	3,437
Cooperativa Eléctrica de Chillán	—	—	12,956	12,973
CDEC-SIC Ltda.	—	30.77	153,672	224,228
Empresa Eléctrica de Bogotá S.A.	6,409,132	5.50	74,891,368	80,472,332
Financiera Eléctrica Nacional	4,098	0.10	125,180	1,824,427
Electrificadora del Atlántico	8,537,232	—	—	1,651,863
Termocartagena	22	—	—	326
Distasa S.A. E.S.P.	1	—	—	326
Emgesa S.A. E.S.P.	1	—	—	163
Edegas	1	1.00	3,181	—
Autopista del Río Maipo S.A.	25	—	4,845	4,870
Total			77,188,598	86,193,110

13.    Goodwill and Negative Goodwill:

a)	Recognition has been given to the excess of purchase price of the proportional equity in the net assets acquired (goodwill) in the purchase of shares as of March 31, 2002 and 2003, as follows:

	As of March 31,
Company	Amortization		Net Balance
	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Central Costanera S.A.	412,741	—	22,343,359	—
Emgesa S.A.	382,757	411,137	23,858,546	23,991,510
Gasoducto Atacama Chile Ltda.	1,198	1,199	81,036	76,341
Edegel S.A.	9,715	10,440	605,613	608,985
Pangue S.A.	—	42,024	—	3,249,868
C. Hidroeléctrica Cachoeira Dourada S.A.	1,029,793	—	64,876,924	—
Lajas Inversora S.A.	26,618	—	1,676,963	—
Hidroeléctrica El Chocón S.A.	204,426	—	9,335,432	—
Hidroinvest S.A.	19,609	—	1,287,564	—
Total	2,086,857	464,800	124,065,437	27,926,704

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

13.    Goodwill and Negative Goodwill: (Continued)

b)	Recognition has been given to the excess of the equity in the net assets purchased over the purchase price (negative goodwill) in the purchase of shares as of March 31, 2002 and 2003 as follows:

	As of March 31,
Company	Amortization		Net Balance
	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Edegel S.A.	2,438,219	2,619,918	67,080,927	61,600,204
Central Hidroeléctrica Betania S.A.	8,404,684	1,879,350	48,161,458	23,387,471
Empresa Eléctrica de Bogotá S.A.	60,351	65,109	3,802,128	3,826,059
C. Hidroeléctrica Cachoeira Dourada S.A.	520,730	—	34,166,872	—
Hidroeléctrica El Chocón S.A.	62,625	—	3,360,841	—
Total	11,486,609	4,564,377	156,572,226	88,813,734

An analysis of the recoverability of goodwill and negative goodwill associated with investments in and outside Chile was performed in accordance with IAS No. 36 "Impairment of Assets", following the guidance in Technical Bulletin No. 56 issued by the Chilean Association of Accountants. The results of this analysis showed that the goodwill and negative goodwill associated with investments made in Argentina and Brazil were 100% impaired as of December 31, 2002, due to the finding that the future discounted cash flows expected to be produced from the investees in those countries were not sufficient to offset the recovery of recorded goodwill and negative goodwill. Endesa-Chile recorded a charge to income of ThCh$62,151,280, which is recorded in amortization of goodwill and amortization of negative goodwill in the consolidated statement of income for the year ended December 31, 2002. The amount recorded by the Company on a consolidated basis, net of the effect of minority interests, was a net charge to income of ThCh$56,110,189. This impairment was recorded in the fourth quarter of 2002 and is not reflected in the three-month period ended March 31, 2002.

14.    Intangibles:

The detail of intangibles as of each period-end is as follows:

	As of March 31,
	2003		2002	2003
	Total	Accumulated Amortization	Net Balance	Net Balance
	ThCh$	ThCh$	ThCh$	ThCh$
Easements	1,510,734	(862,782)	661,412	647,952
Water rights	17,545,735	(1,175,617)	15,999,181	16,370,118
Salex- fourth line Comahue	11,965,960	(4,541,764)	7,501,533	7,424,196
Software	842,535	(311,963)	586,170	530,572
Mine rights	50,712	—	39,621	50,712
Tolls license	27,401	—	40,314	27,401
Other	927,041	(370,829)	475,960	556,212
Total	32,870,118	(7,262,955)	25,304,191	25,607,163

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

15.    Other assets:

Other assets as of each period-end are as follows:

	As of March 31,
	2002	2003
	ThCh$	ThCh$
Bond discount	10,912,367	11,755,394
Reimburseable contributions	4,544,723	4,022,738
Deferred commissions on loans and lines of credit	17,854,635	13,918,544
Minimum tax on earnings of certain productive assets (Argentina)	2,543,029	3,859,916
Bond issuance costs	1,427,414	11,463,738
Unrealized loss on forward contracts and collars	—	20,379,021
Software and licenses	—	1,707,461
Accounts receivable from the Chilean Ministry of Public Works	—	2,142,969
Forward contracts and swaps	2,520,143	—
Others	206,071	924,797
Total	40,008,382	70,174,578

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

16.    Due to banks and financial institutions:

a)	Short-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency		Total
Financial Institution	US$		Other Foreign currencies		Ch$
	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Banco BBVA Bhif	—	—	—	—	—	7,972,594	—	7,972,594
Banco Barings	6,859,304	5,135,551	—	—	—	—	6,859,304	5,135,551
Banco Continental	—	—	—	3,810,461	—	—	—	3,810,461
Banco Crédito e Inversiones	—	—	—	—	—	3,810,966	—	3,810,966
Banco Crédito e Inversiones - Perú	—	—	9,003,590	16,970,491	—	—	9,003,590	16,970,491
Banco Ganadero	—	—	—	2,235,647	—	—	—	2,235,647
Banco Itau	2,728,743	2,376,107	—	—	—	—	2,728,743	2,376,107
Banco Lloyds	3,488,544	3,667,310	—	—	—	—	3,488,544	3,667,310
The Bank Tokyo Mitsubishi Ltda.	—	—	—	—	—	700,000	—	700,000
Banco Santander	—	—	2,967,520	2,987,692	—	—	2,967,520	2,987,692
Banco Santiago	—	—	—	—	7,795,305	11,677,405	7,795,305	11,677,405
Bank Boston	2,694,098	2,064,462	—	1,898,202	—	—	2,694,098	3,962,664
Citibank	—	—	6,630,881	2,970,865	—	—	6,630,881	2,970,865
Citibank NY	—	18,353,032	—	—	—	—	—	18,353,032
Banco Hermes	—	5,453,780	—	—	—	—	—	5,453,780
Corfinsura	—	—	—	750,478	—	—	—	750,478
Banco San Paolo	—	41,036,884	—	—	—	—	—	41,036,884

Total	15,770,689	78,087,126	18,601,991	31,623,836	7,795,305	24,160,965	42,167,985	133,871,927

Total principal	15,539,209	77,869,831	11,952,950	31,192,117	7,795,305	24,160,965	35,287,464	133,222,913

Weighted average annual interest rate	12.50%	3.22%	6.07%	5.36%	4.75%	1.38%	8.23%	3.49%

	As of March 31,
	2002	2003
	%	%
Percentage of debt in foreign currency:	81.51	81.95
Percentage of debt in local currency:	18.49	18.05
Total	100.00	100.00

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

16.    Due to banks and financial institutions: (Continued)

b)	Current portion of long-term debt due to banks and financial institutions:

	Foreign Currency				Local Currency		Total
	US$		Other foreign		Ch$
	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	3,044,176	2,186,705	—	—	—	—	3,044,176	2,186,705
Banco Estado	1,582,115	111,989	—	—	1,430,875	1,476,598	3,012,990	1,588,587
Banco Hermes	5,278,430	—	—	—	—	—	5,278,430	—
Banco Medio Crédito	4,428,081	—	—	2,449,525	—	—	4,428,081	2,449,525
Banco Santander	1,452,369	—	—	—	—	—	1,452,369	—
Banco Santander Central Hispano	362,772	112,951,903	—	—	—	—	362,772	112,951,903
Banco San Paolo	68,272,734	—	—	—	—	—	68,272,734	—
Banesto	4,957,219	8,623,387	—	—	—	—	4,957,219	8,623,387
Bank of América	64,717,106	23,060,704	—	—	—	—	64,717,106	23,060,704
Banco Nationale París	3,856,699	11,645,908	—	—	—	—	3,856,699	11,645,908
Bank of Tokio - Mitsubishi	6,672,621	7,131,472	860,527	1,043,845	—	—	7,533,148	8,175,317
Bndes	—	—	4,038,046	1,335,445	—	—	4,038,046	1,335,445
Citibank N.Y.	22,240,109	23,473,343	—	—	—	—	22,240,109	23,473,343
Banco sudamericano	410,039	—	—	—	—	—	410,039	—
Export Develop. Corp.	1,485,718	1,094,238	—	—	—	—	1,485,718	1,094,238
Export Develop. Corp.	58,124	1,746,600	—	—	—	—	58,124	1,746,600
Kreditanstal Fur Weideraubau	440,924	400,189	—	—	—	—	440,924	400,189
Midland Bank	5,125,316	5,771,667	—	—	—	—	5,125,316	5,771,667
Santander Inv. Bank	5,369,926	6,645,616	—	—	—	—	5,369,926	6,645,616
Skandinaviska Enskildabnken	2,268,110	2,433,289	—	—	—	—	2,268,110	2,433,289
BIRF	—	—	1,033,386	1,206,026	—	—	1,033,386	1,206,026
Societe Generale	1,784,234	1,892,073	—	—	—	—	1,784,234	1,892,073
J.P. Morgan Chase Bank	25,262,978	1,664,299	—	—	—	—	25,262,978	1,664,299
J.P. Morgan Chase Bank	—	—	4,449,956	4,857,647	—	—	4,449,956	4,857,647
Dresdner Bank	104,354	—	—	—	—	—	104,354	—
Total	229,174,154	210,833,382	10,381,915	10,892,488	1,430,875	1,476,598	240,986,944	223,202,468

Total principal	185,824,725	206,729,105	10,275,288	10,615,922	1,430,875	1,476,598	197,530,888	218,821,625
Weighted average annual interest rate	5.37%	3.50%	0.90%	0.89%	9.00%	9.00%	5.46%	3.66%

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

16.    Due to banks and financial institutions: (Continued)

	As of March 31,
	2002	2003
	%	%
Percentage of debt in foreign currency:	96.74	92.82
Percentage of debt in local currency:	3.26	7.18
Total	100.00	100.00

c)	Long-term portion of debt due to banks and financial institutions:

		As of March 31, 2002	As of March 31, 2003
Financial Institution	Currency	Long-term portion	After 1 year but within 2 years	After 2 year but within 3 years	After 3 year but within 5 years	After 5 year but within 10 years	After 10 year	Total long-term portion	Annual interest rate
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%
ABN Amro Bank	US$	1,982,344	175,607	175,607	351,214	351,214	—	1,053,642	1.75%
Banco Estado	UF	6,789,714	1,384,647	1,414,622	2,593,855	—	—	5,393,124	9.35%
	US$	104,224	—	—	—	—	—	—
Banco Medio Crédito	US$	35,602,340	—	—	—	—	—	—
	$ Arg	—	2,158,612	4,317,223	4,317,223	3,222,798	—	14,015,856	1.75%
Bndes -Opel I y II	Rs	—	1,312,176	1,722,166	4,611,920	—	—	7,646,262	28.00%
Banco Santander Central His.	US$	104,846,928	—	—	—	—	—	—
Banesto	US$	33,161,887	3,187,504	3,187,504	6,375,008	12,750,018	—	25,500,034	6.42%
Banco Nationale París	US$	65,404,437	10,815,822	10,815,822	21,631,644	12,292,751	—	55,556,039	4.04%
	US$	7,733,314	1,598,327	2,277,107	4,554,214	6,634,072	2,758,632	17,822,352	4.44%
Bank Of Tokio Mitsubishi ltda.	US$	16,537,552	7,019,305	3,731,338	—	—	—	10,750,643	2.08%
	Libra	923,690	440,245	220,122	—	—	—	660,367	4.50%
	Yen	977,716	471,152	235,576	—	—	—	706,728	0.89%
	Euros	243,248	130,299	65,150	—	—	—	195,449	3.38%
Corfinsura	$ Col.	—	—	—	39,566,900	—	—	39,566,900	12.41%
BIRF	UP	1,564,799	635,451	—	—	—	—	635,451	4.07%
J.P. Morgan Chase Bank	US$	54,465,936	40,235,800	—	18,289,000	—	—	58,524,800	8.53%
	Euros	3,571,847	—	—	—	—	—	—
Citibank N.Y.	US$	408,883,562	400,267,828	—	—	—	—	400,267,828	2.83%
Export Develop. Corp.	US$	6,540,081	505,009	1,010,019	2,020,038	5,050,095	2,020,038	10,605,199	1.48%
	US$	6,920,298	1,062,286	1,062,286	2,124,572	2,124,576	—	6,373,720	2.75%
Kreditanstal Fur Weideraubau	US$	2,420,823	400,188	400,188	800,376	400,190	—	2,000,942	4.85%
Midland Bank	US$	2,431,515	—	—	—	—	—	—
Santander Investment	US$	9,395,373	3,730,956	—	—	—	—	3,730,956	7.25%
Skandinaviska Enskildabnken	US$	9,000,820	2,417,922	2,417,922	2,417,805	—	—	7,253,649	0.65%
Bank of América	US$	—	46,730,692	—	—	—	—	46,730,692	5.66%
Societe Generale	US$	3,046,372	1,402,882	—	—	—	—	1,402,882	1.62%
Totales		782,548,820	526,082,710	33,052,652	109,653,769	42,825,714	4,778,670	716,393,515

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

16.    Due to banks and financial institutions: (Continued)

	As of March 31,
	2002	2003
	%	%
Percentage of debt in foreign currency:	99.11	99.25
Percentage of debt in local currency:	0.89	0.75
Total	100.00	100.00

17.    Promissory notes:

Financial Instrument	Maturity Date	Interest Rate	As of March 31,
			2002	2003
		%	ThCh$	ThCh$
Commercial paper 1st issuance	June 10, 2003	4.84	—	3,611,105
Commercial paper 2nd issuance	September 5, 2003	4.50	—	4,270,592
Total			—	7,881,697

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

18.    Bonds payable:

a)	Details of the current portion of bonds payable is as follows at each period-end:

Issuer	Series	Currency	Face Value Outstanding	Interest Rate	Maturity Date	Par Value
						2002	2003
				%		ThCh$	ThCh$
Bonos Endesa-Chile	1	US$	230,000,000	7.88	02-01-2027	1,843,306	1,976,813
Bonos Endesa-Chile	2	US$	220,000,000	7.33	02-01-2037	1,828,581	1,964,849
Bonos Endesa-Chile	3	US$	200,000,000	8.13	02-01-2097	397,136	430,592
Bonos Endesa-Chile	1	US$	400,000,000	7.75	07-15-2008	4,396,990	4,724,658
Bonos Endesa-Chile	1	US$	400,000,000	8.50	04-01-2009	11,574,011	12,436,520
Bonos Endesa-Chile	E-1, E-2	UF	6,000,000	6.20	08-01-2006	1,026,747	1,024,941
Bonos Endesa-Chile	C2, D1, D2	UF	1,315,960	6.80	11-01-2010	2,745,564	2,823,714
Bonos Endesa-Chile	F	UF	1,500,000	6.20	08-01-2022	256,686	256,234
Bonos Pehuenche-Chile	1	US$	170,000,000	7.30	05-01-2003	3,520,428	128,147,975
Bonos Edegel-Peru	1	US$	30,000,000	8.75	06-13-2007	578,505	621,617
Bonos Edegel-Peru	2	US$	30,000,000	8.41	02-14-2007	214,986	231,008
Bonos Edegel-Peru	3	US$	30,000,000	8.75	06-03-2006	529,892	569,380
Bonos Edegel-Peru	4	US$	20,000,000	8.44	11-21-2005	406,522	440,177
Bonos Edegel-Peru	5A	Soles	10,000,000	11.5	08-22-2003	81,732	7,459,819
Bonos Edegel-Peru	5B	Soles	30,000,000	6.00	04-22-2004	36,550	40,010
Bonos Emgesa-Colombia	A-1	$ Col.	15,000,000	9.78	07-26-2006	2,864,869	64,377
Bonos Emgesa-Colombia	B-3	$ Col.	31,525,018	14.79	02-08-2003	9,668,338	—
Bonos Emgesa-Colombia	B-5	$ Col.	12,750,006	9.99	10-09-2004	118,294	71,693
Bonos Emgesa-Colombia	B-7	$ Col.	19,500,000	10.31	10-09-2006	185,202	112,660
Bonos Emgesa-Colombia	B-10	$ Col.	229,815,122	10.62	10-09-2009	1,930,715	1,372,406
Bonos Emgesa-Colombia	B-10	$ Col.	60,000,000	10.57	11-10-2009	302,616	215,079
Bonos Emgesa-Colombia	C-10	$ Col.	7,701,962	9.88	10-09-2009	48,585	42,430
Bonos Emgesa-Colombia	C-10	$ Col.	13,706,882	10.25	10-09-2009	191,007	166,796
Bonos Emgesa-Colombia	B-10 2nd issue	$ Col.	50,000,000	15.18	07-26-2019	324,119	1,947,413
Bonos Emgesa-Colombia	A-5	$ Col	172,858	8.35	07-12-2006	234,836	—
Bonos Emgesa-Colombia	B-1	$ Col.	85,000,000	13.95	07-01-2006	—	2,000,817
Endesa Chile Internacional (Eurobono)	I	Euro	400,000,000	3.34	07-24-2003	1,894,826	320,915,929
Bonos Autopista del Sol S.A. –Chile	A-1	UF	3,446,160	5.8	01-15-2018	—	701,717
Bonos Autopista del Sol S.A. –Chile	A-2	UF	861,540	5.8	01-15-2018	—	175,429
Bonos Autopista del Sol S.A. –Chile	B-1	UF	964,372	5.8	01-15-2018	—	196,368
Bonos Autopista del Sol S.A. –Chile	B-2	UF	243,578	5.8	01-15-2018	—	49,599
Total						47,131,043	491,181,020

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

18.    Bonds payable: (Continued)

b)	Details of the long-term portion of bonds payable is as follows at each period-end:

Issuer	Series	Currency	Face Value Outstanding	Interest Rate	Maturity Date	Par Value
						2002	2003
				%		ThCh$	ThCh$
Bonds Endesa-Chile	1	US$	230,000,000	7.88	02-01-27	140,168,767	150,614,304
Bonds Endesa-Chile	2	US$	220,000,000	7.33	02-01-37	149,781,324	160,943,200
Bonds Endesa-Chile	3	US$	200,000,000	8.13	02-01-97	27,516,190	29,566,729
Bonds Endesa-Chile	1	US$	400,000,000	7.75	07-15-08	272,329,680	292,624,000
Bonds Endesa-Chile	1	US$	400,000,000	8.50	04-01-09	272,329,680	292,624,000
Bonds Endesa-Chile	E-1, E-2	UF	6,000,000	6.20	08-01-06	100,879,027	100,701,600
Bonds Endesa-Chile	C2; D1, D2	UF	1,439,153	6.80	01-11-10	22,125,459	19,878,326
Bonds Endesa-Chile	F	UF	1,500,000	6.20	08-01-22	25,219,757	25,175,400
Bonds Pehuenche-Chile	1	US$	170,000,000	7.30	05-01-03	115,740,114	—
Bonds Edegel-Peru	1	US$	30,000,000	8.75	06-13-07	20,424,726	21,946,800
Bonds Edegel-Peru	2	US$	30,000,000	8.41	02-14-07	20,424,726	21,946,800
Bonds Edegel-Peru	3	US$	30,000,000	8.75	06-03-06	20,424,726	21,946,800
Bonds Edegel-Peru	4	US$	20,000,000	8.44	11-21-05	13,616,484	14,631,200
Bonds Edegel-Peru	5 A	Soles	35,000,000	11.54	08-22-03	6,914,930	—
Bonds Edegel-Peru	5 B	Soles	30,000,000	6.00	02-22-04	5,927,082	6,317,444
Bonds Emgesa-Colombia	A-1	$ Col.	15,000,000	13.43	07-09-06	4,516,287	3,709,741
Bonds Emgesa-Colombia	B-1	$ Col.	85,000,000	15.75	07-01-06	25,592,292	21,019,913
Bonds Emgesa-Colombia	B-5	$ Col.	12,750,000	14.95	10-09-04	3,838,844	3,153,024
Bonds Emgesa-Colombia	B-7	$ Col.	19,500,000	15.27	10-09-06	5,871,173	4,822,444
Bonds Emgesa-Colombia	B-10	$ Col.	229,825,000	15.60	10-09-09	54,873,251	56,865,622
Bonds Emgesa-Colombia	B-10	$ Col.	60,000,000	15.78	11-10-09	14,323,787	14,837,500
Bonds Emgesa-Colombia	C-10	$ Col.	7,701,962	9.88	10-09-09	2,179,396	1,893,277
Bonds Emgesa-Colombia	C-10	$ Col.	13,706,882	10.25	10-09-09	3,879,532	3,369,565
Bonds Emgesa-Colombia	B-10 2nd issue	$ Col.	50,000,000	15.18	07-26-06	18,065,146	12,364,827
Bonds Autopista del Sol S.A.-Chile	A-1	UF	3,446,160	5.80	01-15-18	—	57,838,971
Bonds Autopista del Sol S.A. –Chile	A-2	UF	861,540	5.80	01-15-18	—	14,459,743
Bonds Autopista del Sol S.A. –Chile	B-1	UF	964,372	5.80	01-15-18	—	16,185,628
Bonds Autopista del Sol S.A. –Chile	B-2	UF	243,578	5.80	01-15-18	—	4,088,122
Endesa-Chile Internacional (Eurobonds)	1	Euro	400,000,000	3.34	07-24-03	259,530,185	—
Bonds - Endesa-Chile Internacional	1	US$	150,000,000	7.20	04-01-06	102,123,630	109,734,000
Total						1,708,616,195	1,483,258,980

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

18.    Bonds payable: (Continued)

i)	Endesa-Chile (Individual legal entity):

I)	The Company made four public offerings of bonds in the local market on the following dates:
•	On September 12, 1988, the Company registered in the Securities Register of the Chilean Superintendency of Securities and Insurance, under No. 105, the first issuance of bonds in the amount of UF 5,000,000, which was issued prior to the end of the year ending December 31, 1988; and it has been paid in full on September 1, 2000.
•	On August 24, 1989, the second issuance of bonds was registered under No. 111, amounting to UF 6,000,000, and was fully placed as of December 31, 1990; it has been paid in full on October 1, 2001.
•	On December 7, 1990, the third bond issuance was registered under No. 131 in the amount of UF 4,000,000. Of this issuance the amount of UF 2,030,000 has been placed as of December 31, 1997. The balance of UF 1,970,000 has been cancelled due to the expiration of the placement period.
•	On August 9, 2001, the fourth bond issuance was registered under No. 264 in the amount of UF 7,500,000, and was fully placed as of December 31, 2001.

Risk ratings of the bonds issued are as follows as of the date of these financial statements:

Rating Agency	Category
Comisión Clasificadora de Riesgo	AA
Fitch IBCA Chile Clasificadora de Riesgo Ltda.	AA
Clasificadora de Riesgo Humphreys Ltda.	A+

ISSUANCE TERMS

    Third Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Four million Unidades de Fomento (UF 4,000,000) divided into:
    — Series C-1: 120 bonds at UF 10,000 each
    — Series C-2: 800 bonds at UF 1,000 each
    — Series D-1: 120 bonds at UF 10,000 each
— Series D-2: 800 bonds at UF 1,000 each
Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series C-1 and C-2: 15 years (5-year grace period and 10 years to amortize capital) Series D-1 and D-2: 20 years (5-year grace period and 15 years to amortize capital)
Capital amortization	Series C-1 and C-2: 20 consecutive installments payable semi-anually, starting April 1, 1996. Amortization installments will increase with time.
Series D-1 and D-2: 30 consecutive installments payable semi-anually, starting May 1, 1996. Amortization installments will increase with time.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

18.    Bonds payable: (Continued)

Early Redemption	At the issuers option, starting May 1, 1996 and only on the interest payment and amortization dates.
Nominal interest rate	6.8% annually, compounded and on semi-annually outstanding capital, readjusted by the value of the Unidad de Fomento. The applicable interest rate will be equal to 3.34409%.
Interest Payments	Interest will be paid semi-anually each May 1 and November 1, starting May 1, 1991. Accrued interest at the end of the period amounts to ThCh$615,495 (ThCh$674,300 in 2002), and is shown under current liabilities.
Guarantee Placement period
There is no specific guarantee, however there is a general guarantee over the issuer's assets 48 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.

    Fourth Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	Seven and a half million (UF 7,500,000) divided into (1): Series E-1: 1,500 bonds at UF 1,000 each. Series E-2: 600 bonds at UF 10,000 each. Series F: 200 bonds at UF 10,000 each.
Indexation	Based on variations in Unidad de Fomento index
Amortization period	Series E-1 and E-2: August 1, 2006. Series F: August 1, 2022.
Early Redemption	Only in the case of Series F, beginning February 1, 2012.
Nominal interest rate	6.2% annually, compounded on outstanding capital, readjusted by the value of the Unidad de Fomento. The interest rate applied semi-annually will be equal to 3.0534%.
Placement period	36 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.
Guarantee	There is no specific guarantee, however, there is a general guarantee over the issuer's assets.
Interest payments	Interest wil be paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest at the end of the period amounted to ThCh$1,281,176 (ThCh$1,283,433 in 2002) and is presented under current liabilities.

(1)	The Company holds a currency swap that swaps UF payments to US dollars, and which has a fair value of ThCh$3,261,102 as of March 31, 2003 and is included in long-term miscellaneous payables.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

18.    Bonds payable: (Continued)

II)	The Company has issued and placed three public offerings of bonds in the international market as follows:

Risk ratings of the bonds are as follows as of the date of these financial statements:

Rating Agency	Category
Standard & Poor's	BBB–
Moodys Investors Services	Ba3
Fitch	BBB+

    First Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$ (Yankee bonds) in the US market.
Issuance Value	Six hundred and fifty million US Dollars (US$650,000,000) divided into: Series 1: US$230,000,000 Series 2: US$220,000,000 Series 3: US$200,000,000
Indexation	Variation in the US Dollar
Capital Amortization	Series 1 full expiration on February 1, 2027
Series 2 full expiration on February 1, 2037 (Put Option on February 1, period 2009, on which date the holders may redeem 100% of the securities plus accrued interest).
Series 3 full expiration on February 1, 2097.
Nominal interest rate	Series 1: 7.875% annually Series 2: 7.325% annually Series 3: 8.125% annually
Interest Payments	Interest will be paid semi-anually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of March 31, 2003 amounts to ThCh$6,154,555 (ThCh$5,727,718 in 2002), which is shown under current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

18.    Bonds payable: (Continued)

    Second Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$ (Yankee bonds) in the US market.
Issuance Value	Four hundred million US Dollars (US$400,000,000)
Indexation	Variation in the US Dollar
Capital amortization	Series 1 full expiration on July 15, 2008
Nominal interest rate	Series 1: 7.75% annually
Interest Payments	Interest will be paid semi-anually each January 15 and July 15 annually, starting January 15, 1999. Accrued interest as of March 31, 2002 amounts to ThCh$4,724,658 (ThCh$4,396,989 in 2002), which is shown under current liabilities.

    Third Issuance

Issuer	Empresa Nacional de Electricidad S.A
Securities issued	Marketable securities denominated in US$ (Yankee bonds) in the US market.
Issuance Value	Four hundred million US Dollars (US$400,000,000)
Indexation	Variation in the US Dollar
Capital amortization	Series 1 full expiration on April 1, 2009
Nominal interest rate	Series 1: 8.502% annually
Interest Payments	Interest will be paid semi-anually each October 1 and April 1 annually, starting October 1, 1999. Accrued interest as of March 31, 2003 amounts to ThCh$12,436,520 (ThCh$11,574,011 in 2002), which is shown under current liabilities.

Repurchase of Yankee Bonds

During November 2001, the company made a tender offer to repurchase all of a portion of the First Issuance of the following series of Yankee Bonds:

— Series 1: US$230,000,000; 30 years term with maturity in 2027.
— Series 3: US$200,000,000; 100 years term with maturity in 2097.

The offer expired November 21, 2001, and the company repurchased a total of US$24,119,000 and US$159,584,000 of Series 1 and 3 bonds, respectively, with accrued interest, at prices of US$21,324,000 and US$134,828,000 for Series 1 and 3, respectively.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

18.    Bonds payable: (Continued)

ii)	Subsidiaries of Endesa-Chile
I)	Endesa-Chile Internacional

a)	Endesa-Chile Internacional issued Yankee Bonds on April 1, 1996.

The risk rating of these bonds is as follows as of the date of these financial statements:

Rating Agency	Category
Standard & Poor's	BBB–
Moodys Investors Services	Ba3

ISSUANCE TERMS

    First Issuance

Issuer	Endesa-Chile Internacional
Securities issued	Marketable securities denominated in US$ (150,000 bonds).
Issuance Value	One hundred and fifty million US Dollars (US$150,000,000)
Readjustment	Variation in the US Dollar
Capital amortization	Full expiration as of April 1, 2006
Nominal interest rate	7.2 % annually until expiration
Interest Payments	Interest will be paid semi-annually, starting October 1, 1996.
Guarantee	Guarantee from Empresa Nacional de Electricidad S.A.

As of July 24, 2000, the first registration of Eurobonds (European Medium Term Note Programme) was registered in England, for a total of 1,000 million Euros.

ISSUANCE TERMS

    First Registration

Securities registered	1,000 million Euros
Issuance Value	Euros 400,000,000 (1)
Capital amortization	Principal due July 24, 2003
Nominal interest rate	Euribor + 0.80%
Interest Payments	Interest is to be paid quarterly, beginning on October 24, 2000. Accrued interest as of March 31, 2003 amounts to ThCh$2,118,675 (ThCh$1,824,826 in 2002) and is presented in current liabilities.
Guarantee	Guarantee from Empresa Nacional de Electricidad S.A.

(1)	Through a cross-currency swap, the company has elected to change the debt from Euros to US dollars.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

18.    Bonds payable: (Continued)

II)	Empresa Eléctrica Pehuenche S.A. issued bonds on May 2, 1996.

    First Issuance

Issuer	Empresa Eléctrica Pehuenche S.A.
Securities issued	Marketable securities denominated in US$.
Issuance Value	One hundred and seventy million US Dollars (US$170,000,000)
Capital amortization	Full expiration as of May 1, 2003
Nominal interest rate	7.3 % annually upon expiration
Interest Payments	Interest will be paid semi-anually, starting November 1, 1996. Accrued interest as of March 31, 2003 amounts to ThCh$3,782,775(ThCh$3,520,428 in 2002) and is shown under Other Current Liabilities.

III)	Edegel S.A. issued bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000 and August 22, 2001 (of this last issuance, series B was placed on February 2, 2002) as per the following:

    First Issuance

Issuer	Edegel S.A.
Securities issued	Marketable securities denominated in US$ (120,000 bonds).
Issuance Value	One hundred and twenty million US dollars (US$120,000,000)
Capital amortization	Full expiration as of June 3, 2007, February 14, 2007, June 03, 2006, November 21, 2005 and February 22, 2004, respectively.
Nominal interest rate	8.75%, 8.41%, 8.75%, 8.44%, 11.5% and 6.0% annually.
Interest Payments	Interest will be paid semi-anually. Accrued interest as of March 31, 2003 amounts to ThCh$2,046,309 (ThCh$1,848,188 in 2002) and is shown under Other Current Liabilities.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

18.    Bonds payable: (Continued)

IV)	Emgesa S.A. issued bonds on October 8, 1999 and July 9, 2001 from the first issuance, and on February 26, 2003 from the second issuance, as per the following:

    First Issuance

Issuer	Emgesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	$Col 530,000,000,000
Capital amortization	Full expiration as of 2002, 2007, 2009, 2010, 2006, 2006 and 2002 for $Col 1,525,000; $Col 81,407,744; $Col 19,500,000; $Col 297,567,256; $Col 15,000,000; $Col 85,000,000 and $Col 30,000,000 respectively.
Nominal interest rate	15.5% annual average rate
Interest Payments	Interest will be paid quarterly and annually. Accrued interest as of March 31, 2003 amounts to ThCh$4,046,258 (ThCh$3,335,373 in 2002) and is shown under current liabilities.

    Second Issuance

Issuer	Emgesa S.A.
Securities issued	Marketable securities denominated in Colombian pesos
Issuance Value	$Col 50,000,000,000
Capital amortization	Full expiration as of July 26, 2006.
Nominal interest rate	15.18% annual average rate
Interest Payments	Interest will be paid annually. Accrued interest as of March 31, 2003 amounts to ThCh$1,947,413 (ThCh$0 in 2002) and is shown under current liabilities.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

18.    Bonds payable: (Continued)

V)	Sociedad Concesionaria Autopista del Sol S.A. issued bonds on March 8, 2002 as per the following:

    First Issuance

Issuer	Sociedad Concesionaria Autopista del Sol S.A.
Securities issued	Bearer bonds in local currency, denominated in UF
Issuance Value	U.F. 5.540.000, divided into: Serie A-1 U.F 3,460,000 Serie A-2 U.F. 865,000 Serie B-1 U.F. 970,000 Serie B-2 U.F. 245,000
Readjustment	Variation in the U.F.
Amortization period	16 years
Capital amortization	Every six months.
Nominal interest rate	5.8% annually, composed semi-annuallly and effective over capital outstanding readjusted by the value of the U.F. The interest rate to be applied semi-annually will be 2.8591%
Interest Payments	Accrued interest as of March 31, 2003 amounts to ThCh$1,123,113 and is recorded in current liabilities.

19.    Accrued expenses:

a)	The accrued expenses included in short-term and long-term liabilities as of each period-end are as follows:

	Short-term		Long-term
	As of March 31,		As of March 31,
	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$
Employee salaries	6,036,048	7,596,691	—	—
Provision for contingences, lawsuits, and others	1,054,800	8,264,433	—	1,211,327
Chilean Ministry of Public Works annual cost	7,126,149	4,709,317	—	—
Provisional tax payments and other	—	—	10,111,751	11,199,305
Post retirement benefits	888,574	804,296	1,978,545	2,541,959
Employee severance indemnities (1)	273,194	103,823	2,193,504	2,851,090
Pensions and post-retirement benefits of foreign subsidiaries	—	—	17,601,372	20,049,865
Highway construction costs	—	952,544	—	1,810,877
Provision for purchases of energy and power	14,210,275	19,138,078	—	—
Provision for sale of Canutillar	—	5,032,803	—	—
Others	6,490,663	2,269,962	—	142,861
Total	36,079,703	48,871,947	31,885,172	39,807,284

(1)	Long-term accruals include severance indemnities to personnel, calculated in accordance with the policy described in Note 2. Analysis of the changes in the accrual in each period is as follows:

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

19.    Accrued expenses: (Continued)

Changes in the long-term portion of the employee severance indemnity accrual are as follows:

	As of March 31,
	2002	2003
	ThCh$	ThCh$
Opening balance as of January 1	2,174,916	2,634,110
Net increase in accrual	18,588	216,641
Net transfers to short-term accrual	—	339
Payments during the period	—	—
Total	2,193,504	2,851,090

b)	Accounts payable:

	As of March 31,
	2002	2003
	ThCh$	ThCh$
Suppliers and services	33,923,116	41,045,218
Materials purchases	14,095,785	7,965,591
Energy purchases and other	25,230,377	19,264,402
Fuel and transportation	1,539,076	1,063,062
Others	2,103,284	902,617
Total	76,891,638	70,240,890

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

20.    Minority interest:

a)	Minority shareholders' participation in the shareholders' equity of the Company's subsidiaries as of each period-end is as follows:

	As of March 31, 2002			As of March 31, 2003
Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores S.A.	25,034,075	0.05%	12,517	25,473,753	0.05%	12,737
Capital de Energía S.A.	537,655,505	49.10%	263,988,852	567,237,724	49.10%	278,513,722
Central Hidroeléctrica Betania S.A.	495,501,330	14.38%	71,242,190	531,573,443	14.38%	76,428,566
Central Cachoeira Dourada	510,687,620	0.49%	2,509,162	498,182,610	0.40%	2,013,071
Central Costanera S.A.	148,611,531	48.07%	71,433,791	177,566,438	48.07%	85,351,680
Cía. Eléctrica San Isidro S.A.	35,446,413	50.00%	17,723,206	30,340,066	50.00%	15,170,033
Edegel S.A.A.	676,472,093	36.44%	246,532,136	691,845,098	36.44%	252,134,644
Emgesa S.A.	902,640,666	51.52%	465,012,490	965,197,585	51.52%	497,239,875
Empresa Eléctrica Pangue S.A.	62,166,267	7.52%	4,674,903	74,861,237	5.01%	3,750,548
Endesa Argentina S.A.	25,935,751	0.01%	2,594	22,488,854	0.01%	2,249
Generandes Perú S.A.	363,167,520	40.37%	146,607,169	381,347,726	40.37%	153,946,340
Hidroeléctrica El Chocón S.A.	227,090,711	34.81%	79,050,277	229,673,868	34.81%	79,949,473
Hidroinvest S.A.	104,791,787	30.07%	31,510,891	92,929,405	30.07%	27,943,872
Inecsa 2000 S.A.	25,249,821	2.68%	676,695	25,671,143	2.68%	687,987
Infraestructura 2000 S.A.	64,542,192	40.00%	25,816,877	64,913,872	40.00%	25,965,549
Ingendesa S.A.	2,416,270	2.36%	57,085	2,348,960	2.36%	55,494
Pehuenche S.A.	181,334,464	7.35%	13,328,083	183,290,112	7.35%	13,471,823
Túnel El Melón S.A.	(1,644,625)	0.05%	(822)	(4,356,447)	0.05%	(2,178)
Total			1,440,178,096			1,512,635,485

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

20.    Minority interest: (Continued)

b)	Minority shareholders' equity participation in the results from operations of the Company's subsidiaries for each period-end is as follows:

	Period ended March 31, 2002			Period ended March 31, 2003
Company	Net Income	Participation	Total	Net Income	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores	(357,226)	0.05%	(179)	134,667	0.05%	67
Capital de Energía S.A.	810,953	49.10%	398,179	5,289,179	49.10%	2,596,987
Central Hidroeléctrica Betania S.A.	(3,612,612)	14.38%	(519,414)	2,753,591	14.38%	395,906
Central Cachoeira Dourada	4,797,651	0.49%	23,572	2,696,124	0.40%	10,895
Central Costanera S.A.	9,600,099	48.07%	4,614,523	3,014,758	48.07%	1,449,118
Cía. Eléctrica San Isidro S.A.	4,975,408	50.00%	2,487,704	(286,643)	50.00%	(143,322)
Edegel S.A.A.	8,182,934	36.44%	2,982,172	3,398,756	36.44%	1,238,636
Emgesa S.A.	3,824,401	51.52%	1,970,213	12,660,377	51.52%	6,522,234
Empresa Eléctrica Pangue S.A.	2,370,032	7.52%	178,227	3,334,311	5.01%	167,049
Endesa Argentina S.A.	(5,065,142)	0.01%	(507)	248,124	0.01%	25
Generandes Perú S.A.	7,640,269	40.37%	3,084,302	4,775,260	40.37%	1,927,726
Hidroeléctrica El Chocón S.A.	(12,558,999)	34.81%	(4,371,787)	(1,597,866)	34.81%	(556,217)
Hidroinvest S.A.	(7,947,928)	30.07%	(2,389,942)	(1,212,152)	30.07%	(364,494)
Inecsa 2000 S.A.	(356,183)	2.68%	(9,545)	131,706	2.68%	3,530
Infraestructura 2000 S.A.	715,112	40.00%	286,045	591,381	40.00%	236,552
Ingendesa S.A.	132,348	2.36%	3,126	395,654	2.36%	9,347
Pehuenche S.A.	866,764	7.35%	63,707	7,533,749	7.35%	553,731
Túnel El Melón S.A.	(326,580)	0.05%	(163)	(104,411)	0.05%	(52)
Total			8,800,233			14,047,718

21.    Shareholders' equity:

a)	Dividends

There were no dividends paid during the periods covered by these financial statements.

b)	Number of shares

As of each of the three-month periods ended March 31, 2002 and 2003, the number of shares authorized, subscribed, and paid for was 8,201,754,580, all having voting rights.

c)	Subscribed and paid capital

Subscribed and paid capital as of three-month periods ended March 31, 2002 and 2003 amounted to ThCh$1,047,871,972 and ThCh$1,039,795,887, respectively.

Net losses from operations and accumulated net earnings (losses) of development-stage subsidiaries are as follows:

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

21.    Shareholders' equity: (Continued)

	As of March 31, 2003
	Net Earnings (Losses)
Company	During the period	Accumulated
	ThCh$	ThCh$

Compañía Eléctrica Taltal Ltda.	—	245,250
Infraestructura 2000 S.A.	—	581,832
Gas Atacama Generación Ltda.	—	1,359,106
Ingendesa (Brazil)	(2,461)	(2,461)
Enigesa S.A. (Brazil)	(32)	(32)
Total	(2,493)	2,183,695

e)	Other reserves

Other reserves are composed of the following as of March 31, of each year:

	As of March 31,
	2002	2003
	ThCh$	ThCh$

Accumulated net earnings (losses) of developed-stage subsidiaries	(942,001)	2,183,695
Accumulated capital revaluation	1,657,494	1,659,582
Revaluation of fixed assets under Decree Law No. 4 (see Note 2)	1,136,383	1,137,814
Other revaluations	73,948	74,041
Reserve for technical revaluation of fixed assets (Circulars 550 and 566)	28,427,555	28,463,356
Reserve for technical revaluation of investments in subsidiaries subsequently sold (Circulars 550 and 566)	23,905,435	23,935,540
Equity adjustment of unconsolidated subsidiaries	(323,912)	(324,320)
Accumulated foreign currency translation adjustments	20,189,954	30,227,168
Reduction of capital in foreign subsidiaries	(6,033,678)	(6,041,277)
Total	68,091,178	81,315,599

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

21.    Shareholders' equity: (Continued)

The detail of the cumulative translation adjustment for foreign currency gains and losses on assets and liabilities and net investments measured in currencies other than the Chilean peso as of March 31, 2002 and 2003 are as follows:

	As of March 31,
	2002	2003
	ThCh$	ThCh$
Endesa-Chile equity method investments	12,601,558	19,091,511
Endesa Argentina	5,894,511	7,937,591
Endesa-Chile Internacional	382,919	1,541,744
Distrilec Inversora S.A	415,699	554,534
Endesa Colombia S.A.	896,970	1,109,735
Ingendesa Do Brasil Ltda.	(1,703)	(7,947)
Total	20,189,954	30,227,168

22.    Other income and expenses:

a)	The detail of other non-operating income in each three month period is as follows:

	Three Months Ended March 31,
	2002	2003
	ThCh$	ThCh$
Effect of application of BT 64	10,525,611	8,495,621
Gain on sale of fixed assets	1,993,802	44,942
Energy and power contract settlement	35,454	2,482,115
Settlement of purchases of energy	11,033,337	516,424
Dividends Empresa Eléctrica de Bogotá	—	461,464
Indemnities and commissions	—	916,407
Other	1,035,725	761,080
Total	24,623,929	13,678,053

b)	Other non-operating expenses in each three month period are as follows:

	Three Months Ended March 31 ,
	2002	2003
	ThCh$	ThCh$
Effect of application of BT 64	11,383,290	3,690,226
Loss on sale of fixed assets	810,215	973,314
Board of directors compensation	48,722	72,608
Contingencies and litigation	1,770,580	4,949,981
Energy and power settlement	11,120,739	1,578,052
Retirement benefits and severance indemnities	292,647	200,316
Amortization of bond discount	1,006,521	295,364
Other taxes	118,671	808,629
Intangible amortization and other deferred expenses	—	127,468
Edegel recovered income	—	1,312,494
Provision for Canutillar sale	—	5,032,803
Other	1,390,904	840,425
Total	27,942,289	19,881,680

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

23.    Price-Level Restatement:

The gain (loss) from price-level restatement as of each period-end is as follows:

	Three Months Ended March 31,
	2002	2003
	ThCh$	ThCh$
Assets
Current assets	(497,208)	967,559
Accounts receivable from subsidiaries	(555,654)	968,210
Fixed assets	(7,824,919)	10,187,588
Investment in subsidiaries	(352,307)	873,566
Amortization of goodwill and negative goodwill	150,155	(436,088)
Other assets	30,626	6,981,781
Net gain (loss) from asset accounts	(9,049,307)	19,542,616
Liabilities and Shareholders' equity
Shareholders' equity	5,831,139	(7,153,177)
Current and long-term liabilities	1,835,459	(11,556,967)
Minority interest	945,350	1,181,822
Accounts payable to subsidiaries	—	(106,050)
Net gain (loss) from liabilities and shareholders' equity accounts	8,611,948	(17,634,372)
Net gain (loss) from price-level restatement of balance-sheet accouts	(437,359)	1,908,244
Net gain (loss) from price-level restatement of income statement	108,883	(181,896)
Net gain (loss) from price-level restatement in income	(328,476)	1,726,348

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

24.    Foreign currency translation:

The (charge) credit to income for foreign currency translation as of each period-end is as follows:

Assets				Liabilities
		Three Months Ended March 31,				Three Months Ended March 31,
Current assets	Currency	2002	2003	Current liabilities	Currency	2002	2003
		ThCh$	ThCh$			ThCh$	ThCh$
Cash	US$	200,829	1,126,851	Short-term debt due to banks and financial institutions	US$	(443,094)	(889,318)
	Other	—	—		Other	(47)	—
Time deposits	US$	—	503,901	Current portion of long-term debt due to banks and financial institutions	US$	(410,567)	(507,167)
	Other	—	—			¥(1,330)	(2,932)
Marketable securities	US$	1,518,861	1,251,924		Euro	219	(251,699)
Accounts receivable, net	US$	—	32,983		UP	(21,684)	(51,614)
Other accounts receivable, net	US$	75,759	106,698		Other	2,880	3,927
	Other	(35,227)	(2,990)	Current portion of bonds payable	US$	(743,186)	(1,572,869)
Prepaid expenses	US$	3,327	(4,977)	Current portion of long-term notes payable	US$	(73,781)	(107,114)
Other current assets	US$	412,282	2,663,367		Other	—	—
	Other	407	—	Amounts payable to related companies	US$	—	—
Amounts due from related companies	US$	—	2,474,676	Dividends payable	Other	—	—
				Accrued expenses	US$	—	—
				Accounts payable	US$	—	(2,767)
					Other	541	—
				Miscellaneous payables	US$	(142,585)	(319,980)
				Other current liabilities	US$	—	187,149

Non-current assets				Long-term liabilities
Long-term receivables	US$	17,010	5,670
	UC	(9,759)	25,918	Due to banks and financial institutions	US$	(1,185,167)	(2,870,944)
Amounts due from related companies	US$	780,801	—			¥1,590	(19,759)
Deferred expenses	US$	25,476	—		Euro	1,483	(14,369)
Other Assets	US$	1,492,890	3,598,420			£7,925	—
Forward contracts	US$	—	3,639,143		UP	(10,940)	(45,527)
				Bonds payable	US$	(2,208,653)	(6,000,327)
				Long-term notes payables	US$	(376,327)	(535,522)
				Accounts payable	US$	(24,373)	(97,465)
				Other long-term liabilities	US$	(588,953)	(2,413,991)
				Amounts payable to related companies	US$	—	(263,511)
				Forwards	US$	(4,422,018)	—
Total gain		4,482,656	15,421,584	Total loss		(10,638,067)	(15,775,799)
				Net charges to income		(6,155,411)	(354,215)

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

25.    Bond issuance costs:

The capitalization costs related to the registration and issuance of bonds of Endesa-Chile incurred during the three-month periods ended March 31, 2002 and 2003 are as follows:

	As of March 31,
	2002	2003
	ThCh$	ThCh$
Stamp taxes	—	1,432,639
Commissions	303,576	404,455
Consulting fees	695,380	1,731,460
Insurance	290,680	7,895,184
Other	137,778	—
Total	1,427,414	11,463,738

Bond issuance costs are included in Other Assets and are amortized over the life of the bonds. The amortization period for the Series B-1 is 8 years, Series B-2 and Series F is 21 years, and Series E-1 and E-2 is 6 years, respectively.

26.    Extraordinary loss:

There were no extraordinary losses in the three-month periods ended March 31, 2002 and 2003.

27.    Financial derivatives:

As of March 31, 2003 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rate and foreign currency risk according to the following detail:

As of March 31, 2003
Type (1)	Nominal Amount	Period of Maturity	Item	Sales/ Purch.	Hedged Item	Initial Hedged Amount	Closing Hedged Amount
	US$					ThCh$	ThCh$
FR	15,000,000	II Quarter 2003	Exchange rate	C	U.S. Dollar Account Payable	10,973,400	10,973,400
FR	105,000,000	II Quarter 2003	Exchange rate	C	Bonds	76,813,800	76,813,800
FR	30,000,000	II Quarter 2003	Exchange rate	C	Bonds	10,973,400	10,973,400
FR	158,200,000	II Quarter 2003	Exchange rate	C	Bank Obligations/ Yankee Bonds/Others	115,732,792	115,732,792
FR	67,800,000	II Quarter 2003	Exchange rate	C	Bank Obligations	49,599,768	49,599,768
EO	125,000,000	III Quarter 2004	Interest rate	C/V	Bank Obligations	91,445,000	91,445,000
EO	50,000,000	II Quarter 2004	Interest rate	C/V	Bank Obligations	36,578,000	36,578,000
EO	100,000,000	I Quarter 2006	Interest rate	C/V	Bank Obligations	73,156,000	73,156,000
EO	250,000,000	II Quarter 2006	Interest rate	C/V	Bank Obligations	182,890,000	182,890,000
S	381,200,000	III Quarter 2003	Interest rate and currency	C/V	Bonds	278,870,672	278,870,672
S	19,600,000	II Quarter 2005	Interest rate	C	Loan in US$	14,338,576	14,338,576
S	144,470,311	III Quarter 2006	Currency	C	Bonds	100,701,600	100,701,600
S	144,470,311	III Quarter 2006	Currency	C	Bonds	1,024,941	1,024,941
S	50,000,000	III Quarter 2006	Currency	V	Bonds	(34,852,001)	(34,852,001)
S	50,000,000	III Quarter 2006	Currency	V	Bonds	(304,452)	(304,452)
S	6,667,981	IV Quarter 2003	Exchange rate	C	Bank Obligations	4,545,759	4,545,759

(1)	Fr = Forward, EO = European Option, S = Swap

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies:

The detail of guaranties granted by the Company and its subsidiaries as of March 31, 2003 is the following:

Direct guarantees held by third parties:

		As of March 31, 2003
		Guarantee Released
Guarantee	Subsidiary	2003	2004-2006	After 2006	Total
		ThCh$	ThCh$	ThCh$	ThCh$
Ministry of Public Works	Autopista del Sol	—	—	671,344	671,344
Banco del Estado de Chile	Pehuenche S.A.	—	111,990	—	111,990
Director Aduana de Chile	Pehuenche S.A.	—	—	50,478	50,478
Director Aduana de Chile	Pangue S.A.	—	66,286	—	66,286
Bancos Acreedores	Pangue S.A.	—	11,641,071	7,914,956	19,556,027
Mitsubishi Corp.	San Isidro S.A.	—	—	50,802,945	50,802,945
Chilean Internal Revenue Service	Celta S.A.	—	—	172,681	172,681
Banco del Estado	Tunel el Melón	—	—	6,869,722	6,869,722
Financial Security Assurence Inc.	Infraestructura 2000 S.A., Autopista del Sol y Endesa Chile	—	—	93,695,577	93,695,577
Soc. de Energía de la Rep. Arg. S.A.	Endesa Argentina S.A.	—	—	16,465,381	16,465,381
J P Morgan Bank (syndicate) and Ing Bank	Central Costanera	—	—	74,868,221	74,868,221
Total		—	11,819,347	251,511,305	263,330,652

Indirect guarantees held by third parties:

		As of March 31, 2003
		Guarantee Released
Guarantee	Subsidiary	2003	2004-2006	After 2006	Total
		ThCh$	ThCh$	ThCh$	ThCh$
Citibank N.A.	Endesa Chile Internacional	—	366,175,627	—	366,175,627
Citibank N.A.	Endesa Chile Internacional	—	—	—	—
Midlabank (BSCH)	Endesa Chile Internacional	5,771,668	—	—	5,771,668
Banco Santander Central Hispano	Endesa Chile Internacional	112,951,903	—	—	112,951,903
J.P. Morgan & Co. Y C.S.F.B.	Endesa Chile Internacional	—	109,734,000	—	109,734,000
Banco San Paolo IMI	Endesa Chile Internacional	—	—	—	—
BNP	Endesa Chile Internacional	160,457,965	—	—	160,457,965
BBVA	Endesa Chile Internacional	160,457,965	—	—	160,457,965
Mitsubishi Co.	Cía. Eléctrica San Isidro S.A.	—	—	50,802,945	50,802,945
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	—	—	34,123,421	34,123,421
ABN Bank	Cía. Eléctrica Tarapacá S.A.	—	3,240,347	—	3,240,347
Banco del Estado de Chile y Santander	Autopista del Sol S.A.	—	—	—	—
Financial Security Assurance Inc.	Autopista del Sol S.A.	—	35,807	—	35,807
Chase Manhattan Bank	Endesa de Colombia S.A.	212,115,841	—	—	212,115,841
Banco Santander C.H.	Cia. Eléctrica Conosur S.A.	—	—	141,820,283	141,820,283
		651,755,342	479,185,781	226,746,649	1,357,687,772

Litigation and other legal actions:

The Company is party to various lawsuits arising in the ordinary course of its business. Management considers it unlikely that any losses associated with the pending lawsuits described below will significantly

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

affect the Company or it subsidiaries' results of operations, financial position and cash flows, although no assurance can be given to such effect. Accordingly, the Company has established a provision for these lawsuits, which Management considers to be adequate.

Endesa-Chile (Individual Legal Entity)

There are pending lawsuits that have been filed against Endesa-Chile for which the corresponding defenses have been filed, which altogether amount to approximately ThCh$3,708,289 and ThCh$6,133,733 as of December 31, 2002 and 2003, respectively.

i.	Court: Supreme Court of Argentina

Process number: 2753-4000/97

Cause: Dirección Provincial de Rentas, Provincia de Neuquén versus TGN (Transportadora de Gas del Norte S.A.). Resolution regarding Stamp Tax sum that eventually should be paid jointly by TGN and Endesa-Chile.

Process status: TGN requested a precursory measure before the Supreme Court of Argentina to suspend the proceeding filed by the Province of Neuquen, which was accepted. Therefore the administrative complaint proceeding remains pending.

Amounts involved: $Arg 13,943,572 (Includes tax, interest and fines).
ii.	Court: Arbitration Court

Process number: N/A

Cause: On December 27, 2001, Empresa Nacional de Electricidad S.A. was notified of an arbitration to resolve controversies related to insurance policy No. 96.676, issued by Compañía de Seguros Generales Consorcio Allianz, currently AGF/Allianz Chile Compañía de Seguros Generales S.A., to cover Endesa-Chile related to "all risks", civil liability and anticipated loss of benefits for the construction of the Ralco Hydroelectric Plant. The suit is directly related to the Ralco Project Cofferdam loss, which occurred on May 27, 2001, and is based on the existence of certain risks that were realized and the lack of information provided by regarding the nature and extension of the risks being covered.

Process status: Endesa replied to the complaint sustaining that the plaintiff is distorting the facts, omitting information that was provided by Endesa-Chile, altering the risks covered by the contract and is unaware of the stipulations in the policy; that the flood that affected the Cofferdam was an insurable risk, included in the policy, and therefore it should be rejected since it has no foundation in fact or in law.

Amounts involved: US$32 million.
iii.	Court: Third Civil Court of Santiago

Process number: 3140-2000

Cause: Lawsuit filed by Endesa-Chile versus the Chilean Government to define the criteria for applying the General Electric Services Law with respect to compensation payments for interruptions in the supply during periods of electric rationing. Under Supreme Decree No. 287 of 1999, with which the Chilean Ministry of Economy, Development and Reconstruction ordered electric rationing from June 12, to August 31, 1999 in the Central Interconnected System, and the modification of Article 99 of the D.F.L. No. 1/82 Mining Law (Electrical Services General Law

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

introduced by Law 19.613 dated June 8, 1999), when a electricity generating companies produced generation at deficits and were not able to satisfy the normal consumption of their distributor or final customers subject to price regulation (whether due to prolonged failures of thermal power plants or due to droughts), they were obligated to pay compensation or damages to these customers in accordance with the regulations and procedures established in the rationing decree. This situation affected Endesa-Chile and its subsidiaries Pehuenche and Pangue.

Endesa-Chile has requested that the Court declare the Company is obligated only to pay compensation and damages to its distributor customers for those days and hours in which, during the term of rationing Decree No. 287, there were interruptions in the supply of electricity that affected these customers. The Government has maintained the position that the compensation must be paid for the entire rationing period.

Process status: Pending resolution.

Amounts involved: None.

Pehuenche S.A.

i.	Court: 20th Civil Courthouse of Santiago

Process number: 5.863-2001

Cause: Lawsuit by Empresa Eléctrica Pehuenche S.A. versus Empresa Eléctrica Colbún S.A. for services rendered by Pehuenche S.A. to Colbún S.A. during the last drought period. Colbún S.A. responded with a countersuit against Pehuenche S.A. seeking payment for losses from April and May 2001 related to the sentence dictated by the Appeals Court of Talca that was later reversed by the Supreme Court.

Process status: Case is awaiting sentencing.

Amounts involved: Pehuenche S.A. is seeking US$7 million in capital and interest and Colbún S.A. is seeking US$2 million.

Expected outcome: Taking into account the status and details of the case, it is impossible to predict the outcome of the trial.
ii.	Court: Talca Court of Appeals

Process number: 39.945

Cause: Asociación del Canal Maule versus DGA Resolution 1768 dated November 1984 related to the approval of reservoir works and building of the Colbún power plant. Pehuenche also filed a complaint to reinforce the claim of the irrigation subscribers that it is the obligation of Colbún S.A. to operate the reservoir.

Process status: Resolution was passed rejecting the complaint.

Amounts involved: Undeterminable.
iii.	Actions were filed related to the payment of compensation as per Supreme Decree No. 287, dated 1999 issued by the Chilean Ministry of Economy, Development and Reconstruction and modification of Art. 99 bis of DFL No. 1/82 of Mining Law. The objective of the aforementioned decrees and laws is to declare as null and void the obligation to pay compensations.

a. Court: 24th Civil Court of Santiago

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

Process number: 3908-99

Cause: Pehuenche filed an ordinary public law motion to vacate against Sociedad Austral de Electricidad S.A.

Process status: Sentence was passed on December 10, 2002. Pehuenche has appealed the verdict and is awaiting the decision of the Appeals Court of Santiago.

Amounts involved: Undeterminable.

b. Court: 17th Civil Court of Santiago

Process number: 3940-99

Cause: Pehuenche filed an ordinary public law motion to vacate against Chilectra S.A.

Process status: Pending sentencing.

Amounts involved: Undeterminable.

c. Court: 20th Civil Court of Santiago

Process number: 4005-99

Cause: Pehuenche presented an ordinary public law motion to vacate against Empresa Eléctrica Atacama S.A.

Process status: Pending sentencing.

Amounts involved: Undeterminable.
iv.	Claims against fines assigned by the Superintency of Electricity and Fuels (Superintendencia de Electricidad y Combustibles—S.E.C.). All are currently in process.

a. Court: Santiago Court of Appeals

Process number: 6515-99

Cause: Failure of CDEC-SIC to provide timely information to the CNE. Resolution 1,557 dated October 1, 1999. The State Defense Council made itself a party to the case.

Process status: Pending hearing.

Amounts involved: Five fines for a total of 1,610 Units of Tax Measurement ("UTM") or ThCh$47,316.

b. Court: 5th Civil Court of Santiago

Process number: 2272-99

Cause: Resolution 631 dated April 27, 1999, for not establishing Dispatch Center before January 1, 1999. Process status : Judgment passed, pending notification of sentence to parties.

Amounts involved: Fine of 500 UTM (ThCh$14,695).

c. Court: 16th Civil Court of Santiago

Process number: 4164-97

Cause: Resolution 856 dated October 16, 1997, due to blackout on May 11, 1997.

Process status: Rejected recourse. Appeal prepared, awaiting reopening of file.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

Amounts involved: Fine of 450 UTM (ThCh$13,225).

d. Court: 16th Civil Court of Santiago

Process number: 1928-98

Cause: Resolution 331 dated May 8, 1998, due to blackout on October 13, 1997.

Process status: Rejected recourse. Appeal prepared, awaiting reopening of file.

Amounts involved: Fine of 300 UTM (ThCh$8,817).

e. Administrative tribunal: Superintendency of Energy and Fuels

Process number: N/A

Cause: Resolution 805 dated May 2, 2000 due to blackout on July 14, 1999.

Process status: Pending resolution.

Amounts involved: Fine of 400 UTA (ThCh$141,067).
v.	Other cases

a. Court: 3rd Local Police Court of Santiago

Process number: 50.419-AGO

Cause: SERNAC versus Pehuenche, claim for lack of electrical supply. Court ruled in favor of Pehuenche and SERNAC appealed. The appeal was granted and the case, including a hearing and exhibition of evidence, was heard again in the 3rd Local Police Court of Santiago.

Process status: Pending decision of 3rd Local Police Court of Santiago.

Amounts involved: Undeterminable.
vi.	Court: 5th Labor Court of Santiago

Process number: 2.923-2001

Cause: Labor lawsuit for work accident. Manuel Rolando Muñoz Zamorano versus the Chilean Association of Security, S.S.S. and Pehuenche. Second petition verdict confirming first petition verdict.

Process status: Pending confirmation of appeal for dismissal.

Amounts involved: Undeterminable.

Pangue S.A.

Endesa-Chile is seeking recourse related to the following fines imposed by the Superintendency of Electricity and Fuel:

i.	Court: Santiago Court of Appeals

Process number: 1294-99

Cause: Resolution 415 dated March 12, 1999 for not complying with Article 90 of Decree 640 related to rationing by informing the Superintendency of normal consumption of Pangue's customers. Pangue made itself a party before the Court of Appeals. A motion to vacate was filed before the Supreme Court.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

Process status: Pending hearing

Amounts involved: Fine of 10 UTM (ThCh$294).
ii.	Court: 1st Civil Court of Santiago

Process number: 2273-99

Cause: Resolution No. 631 dated April 27, 1999 for infraction of Article 183 of the Regulations by not establishing the independent Dispatch and Control Center.

Process status: On June 16, 2002, a judgment was passed ordering a fine to be paid. Pending official notification of judgment.

Amounts involved: Fine 500 UTM (ThCh$14,695)
iii.	Court: 23rd Civil Court of Santiago

Process number: 4293-97

Cause: Resolution No. 856 dated October 16, 1997 for blackout on May 10, 1997.

Process status: On May 31, 1999, judgment was passed ordering fine to be paid. Appeal made on November 29, 1999 and is pending hearing. As of January 9, 2003 case is still pending hearing.

Amounts involved: Fine of 450 UTM (ThCh$13,225)
iv.	Court: 23rd Civil Court of Santiago

Process number: 1910-98

Cause: Resolution No. 331 dated May 8, 1998 for blackout on October 13, 1997.

Process status: On July 30, 1999, judgment was passed ordering fine to be paid. Appeal has been filed and is pending hearing. As of January 9, 2003, case is still pending hearing.

Amounts involved: Fine of 500 UTM (ThCh$14,695)
v.	Administrative tribunal: Superintendency of Energy and Fuels

Process number: N/A

Cause: Motion to set aside filed before the SEC against SEC Resolution No. 740 dated April 26, 2000 which fined Pangue for blackout on July 14, 1999.

Process status: Pending resolution

Amounts involved: Fine of 300 UTA (ThCh$105,800).

Other lawsuits involving Pangue:

vi.	Court: 18th Civil Court of Santiago

Process number: 3886-99

Cause: Pangue against Chilectra. Lawsuit to annul obligation to pay compensation to regulated price users derived from electricity rationing decree No. 287 issued by the Chilean Ministry of Economy.

Process status: Case is currently being heard.

Amounts involved: Undeterminable.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

vii.	There are 37 administrative objections presented by Pangue S.A. before the Gobernación Provincial de Malleco to the corresponding requests of various individual to regularize rights to water use in the Commune of Lonquimay.
viii.	Court: Civil Court of Santa Bárbara

Process number: 992-96

Cause: Disagreement over rates of electricity provided to the community of San Jose, for which Pangue is ordered to pay Ch$13,757,896.

Process status: The case has been decided and the sentence set, details of payment pending.

San Isidro S.A.

i.	Court: 7th Civil Court of Santiago

Process number: 2195-99

Cause: Resolution No. 628 dated April 27, 1999 for infraction of Article 183 of Supreme Decree 327, issued by the Chilean Ministry of Economy, by not establishing the independent Dispatch and Control Center before January 1, 1999.

Process status: Pending judgment of the Court

Amounts involved: Fine 500 UTM (ThCh$14,695).
ii.	Administrative tribunal: Superintendency of Energy and Fuels

Process number: N/A

Cause: Resolution No. 719 dated April 24, 2000 due to blackout on July 14, 1999.

Process status: Pending administrative resolution

Amounts involved: Fine 150 UTA (ThCh$52,900).

Compañía Eléctrica de Tarapacá S.A. (Celta)

i.	Administrative tribunal: Superintendency of Energy and Fuels

Process number: N/A

Cause: Charges against the company per Official Letter 4966 of August 3, 2000 for SING blackout on September 23, 1999.

Process status: Pending resolution

Amounts involved: Undeterminable.
ii.	Court: 20th Civil Court of Santiago

Process number: 2760-2000

Cause: Verification of Credit in Inmobiliaria La Cascada Agreement.

Process status: Report No. 1 was received from the Liquidating Commission. A first distribution of funds from the sale of goods took place, Celta received ThCh$60,558.

Amounts involved: ThCh$203,718

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

iii.	Court: 30th Civil Court of Santiago

Process number: 4061-2002

Cause: Lawsuit for annulment and other actions filed by Sociedad Punta de Lobos S.A. against Endesa-Chile, Celta and the Chilean Government. The complaint requests that any attempted assignment, transfer, or any legal action presented by Endesa-Chile to Celta be rejected with respect to the marine concession granted to Endesa-Chile in the Punta Patache sector. It also requests that the concession be taken away from Endesa-Chile due to alleged violations of the laws that regulate marine concessions, and that all assets constructed on the concession lands be converted to property of the Government. Endesa-Chile contends that the plaintiff lacks a legal interest in its claim due to the fact that it is not a party to the concession contract.

Process status: On August 28, 2002 the Tribunal declared as a precautionary measure the prohibition to take action or execute contracts in respect to the marine concession granted to Endesa-Chile and in respect to the real estate which by nature composes or forms part of that concession.

Amounts involved: If a forfeiture of the marine concession is declared, the dock installation would be affected, which has a value of US$15,000,000 and would become the property of the government, seriously affecting the operation of Celta's thermal power plant.
iv.	Court: 12th Civil Court of Santiago

Process number: 5237-2002

Cause: Lawsuit against Empresa Eléctrica del Norte Grande S.A. (EDELNOR et al, including Celta) for reimbursement of compensation paid by the electrical distributors Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., to their customers due to the blackout on July 25, 1999 of the Sistema Interconectado del Norte Grande (SING). The complaint is directed against EDELNOR, Electroandina, Norgener, AES Gener and Celta to jointly reimburse the electrical distributors.

Process status: Court resolution pending regarding pleas filed by the defendants that the case is without merit. Outcome of the lawsuit if taken to trial is not determinable.

Amounts involved: ThCh$64,269
v.	Court: 8th Civil Court of Santiago

Process number: 129-2003

Cause: Lawsuit brought against Endesa S.A., Celta S.A. and Terminal Marítimo Minera Patache S.A. by Sociedad Punta de Lobos S.A. regarding the rejection of its offer for the concession to operate the Minera Patache sea terminal, which Punta de Lobos S.A. considers a breach of contract. Endesa S.A. maintains that no such contractual obligations regarding the concession exist.

Process status: In discussion.

Amounts involved: Undeterminable.

Infraestructura Dos Mil S.A.

i.	Court: Local Police Court of Talagante

Process number: 217-00

Cause: Lawsuit brought against Infraestructura Dos Mil S.A. and Endesa S.A. by Christian Andrés García Delgado seeking damages of Ch$3,839.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

Process status: Pending decision of court.

Amounts involved: Ch$3,839
ii.	Court: 18th Civil Court of Santiago

Process number: 6504-2002

Cause: The public law motion to nullify public right filed on December 23, 2002 by Infraestructura Dos Mil S.A. against the Chilean government. On March 31, 2003, the Court declared that the second round of argument presentation had finished.

Process status: Pending reconciliatory meeting with judge to avoid further proceedings.

Amounts involved: N/A

Sociedad Concesionaria Autopista Los Libertadores S.A.

i.	There are pending lawsuits in favor of the company for ThCh$10,070 and against the company, for which the corresponding defense has been filed, in the aggregate amount of ThCh$1,722,826.

Sociedad Concesionaria Autopista del Sol S.A.

ii.	There are pending lawsuits in favor of the company for ThCh$170,230 and against the company, for which the corresponding defense has been filed, in the aggregate amount of ThCh$447,800.

Inecsa Dos Mil S.A.

i.	On July 17, 2000, the Chilean Ministry of Public Works filed suit to annul the public right to bidding for the Northeast Santiago Access project. On April 8, 2003, the court began receiving evidence, pending notification of the parties.

Hidroelectrica El Chocon S.A.

i.	On December 28, 2000 the Federal Public Revenues Administration – General Tax Services (FPRA-GTS) notified Hidroelectrica El Chocon S.A. that it owed ThCh$432,627 of taxes related to failure to withhold income tax on certain payments made abroad for a bank loan obtained in 1994. It was also determined that Hidroelectrica El Chocon S.A. must pay ThCh$982,929 for related accrued interest calculated as of December 20, 2000. Hidroelectrica El Chocon S.A. did not make these payments as it considered them relating to foreign source income and therefore not subject to taxes. Hidroelectrica El Chocon S.A. entered a plea in which it objected to payment of the taxes. FPRA-GTS has also fined Hidroelectrica El Chocon S.A. ThCh$302,839 which Hidroelectrica El Chocon S.A appealed by on February 20, 2001.
ii.	On December 28, 2000 Hidroelectrica El Chocon S.A. was notified that it owed accrued interest related to value-added-tax for the period from December 1993 to July 1995 amounting to ThCh$195,760 as of December 11, 2000, as well as an imposed fine of ThCh$247,137. On February 20, 2001 Hidroelectrica El Chocon S.A. filed an appeal with the courts under the premise that Chilean law does not require payment of fines, including accrued interests, for obligations or infractions committed before July 31, 1995.
iii.	On June 26, 2000, Hidroelectrica El Chocon S.A. was notified of a lawsuit for interest to be paid related to royalties, initially amounting to ThCh$388,022. Additionally, on September 27, 2000, the

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

Company was notified of a new complaint from the province of Neuquén against the State and hydroelectric generators of Comahue to obtain royalties earned on accumulated funds in the Salex Account. The complaint does not state the precise amount or date as of which the sums claimed are considered as owed, but seeks charges from each generator equal to 12% of the funds contributed to the account.
iv.	On December 28, 2001 Hidroelectrica El Chocon S.A. received notification from the Provincial Revenue Services of Buenos Aires that it owed ThCh$242,564 for tax on gross income for the fiscal periods from February 1995 to December 1998 and that the fine was 10% of the allegedly unpaid amount. On January 15, 2002, Hidroelectrica El Chocon S.A. filed an appeal citing erroneous computation of the amount owed and other reasons as to why the taxes were not applicable.

Hidroinvest S.A.

i.	On December 27, 2000 Hidroinvest S.A. was notified that it owed tax of ThCh$831,397 for gains realized in 1993 on the difference between the acquisition cost and transfer price of bonds, accrued interest of ThCh$1,788,336 and related fines of ThCh$581,978. On February 19, 2001, Hidroinvest S.A. filed an appeal to the notice.

Central Costanera S.A.

i.	Central Costanera S.A. has a debt obligation corresponding to an agreement related to Work Order No. 4322 (the "Agreement"). Central Costanera S.A. has fixed the obligation at one peso equal to one US dollar in accordance with applicable laws. However, certain laws have exempted certain obligations from this fixed exchange rate, and should the Secretary of Energy rule that the obligations of Central Costanera S.A be exempted, an appeal would be filed. As of March 31, 2003, Central Costanera S.A. would to have to pay an additional ThCh$22,510,000 in the event of an unfavorable ruling.

Edegel S.A.

i.	Court: Chilean Federal Court

Process number: N/A

Cause: From November 2000 to October 2001, the Chilean tax authority, the National Superintendency of Tax Administration (SUNAT) audited the income taxes and general sales taxes of Edegel S.A. from 1995 to 1999. As a result of the audits, in December 2001, SUNAT imposed back taxes and related fines.

Process status: In November 2002, the Government Court issued its verdict indicating that: SUNAT would have to once again audit Edegel S.A. related to rejected expenses for amortization of negative goodwill.

Amounts involved: As of March 31, 2003, provisions for these contingencies have been made amounting to ThCh$11,558,000 (US$15.8 million).
ii.	Lawsuits have been filed by ESSALUD for payment of contributions amounting to ThCh$3,080,000 (US$4.21 million). In the opinion of Management and their external legal counsel, it is probable that these proceedings will be resolved in favor of the Edegel S.A.; thus no liabilities have been recorded as of March 31, 2003 and 2002.

Claims have been filed against Talleres Mayopampa S.A. amounting to ThCh$425,036 (US$581,000).

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

The subsidiary has filed the corresponding countersuits and appeals, which have not yet been settled. In the opinion of Management and external legal counsel, these actions neither independently nor jointly will have a significant adverse effect on the financial position, results of operations or liquidity of Edegel S.A.
iii.	A lawsuit has been filed by Edegel S.A.'s workers' union, which seeks an increase in revenue sharing from the current 5%, as required by law, to 10%, which would mean doubling the payments already made in 1994, 1995 and 1996, meaning additional aggregate payments of ThCh$3,141,191 (US$4,294). On August 24, 2000, the lawsuit was ruled unfounded, but on December 12, 2000 a second ruling reversed that ruling. In the opinion of Management and external legal counsel, the final resolution will be favorable to Edegel S.A., and therefore no liabilities have been recorded related to this lawsuit as of March 31, 2003 and 2002.

Central Hidroeléctrica de Betania S.A. (Betania)

Tax contingencies:

i.	Presumptive income tax contingency – In 1997, 1998 and 1999 Betania was exempted from paying taxes under the presumptive income tax system – a system which calculates taxes payable on concepts other than net income – due to a regulation passed by the Administration of National Taxes (DIAN) in 1995. Since Betania had tax losses for those years, no taxes were paid. That regulation was modified in 1999, which resulted in Betania qualifying for the presumptive income tax system, which means that according the DIAN it should have paid taxes in 1997 and 1998 amounting to ThCh$24,295,664 (including interest in the amount of ThCh$9,598,785 and sanctions of ThCh$8,989,958). Betania believes that the conclusions of DIAN were unfounded and, therefore on September 13, 2002 filed a complaint before the Administrative Court of Huila. Since then, DIAN has ruled against the petition to reconsider the income tax payable for 1997, while for the 1998 period, DIAN has yet to respond. As of March 31, 2003 Betania recorded a provision amounting to ThCh$6,429,666 to cover this contingency.
ii.	DIAN reviewed Betania's calculation of its ordinary income tax payable for 1997 and 1998 and declared that Betania owes ThCh$11,484 and ThCh$44,832 for 1997 and 1998, respectively, including tax, sanctions and estimated overdue interest. In 1997 and 1998 the Company has been audited both in the calculation of its ordinary income as well as presumptive income, therefore it should be noted that only the greater of the two becomes taxable net income on which the corresponding taxes, sanctions and interest must be paid.
iii.	DIAN notified Betania that it owes ThCh$21,132 related to the incorrect calculation of income for 1999. Betania has requested that DIAN reconsider the validity of its calculation.

Other contingencies:

iv.	As of December 31, 2002, amounts demanded in lawsuits relating to administrative, civil and labor litigations amounted to ThCh$5,691,519, and there exist other lawsuits for undetermined amounts. Based on the evaluation of the probability of success in the defense of these suits, ThCh$949,746 has been provisioned as of March 31, 2003, to cover probable losses due to these contingencies.

Restrictions:

Endesa-Chile Consolidated

The Company is in compliance with all financial ratios and covenants as of March 31, 2003.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

Endesa-Chile (Individual Legal Entity)

On a consolidated basis, the Company must comply with financial covenants and requirements derived from loan agreements with financial institutions. Some of the more restrictive covenants are summarized as follows:

•	Gross cash flows (defined as operating income plus depreciation, amortization, financial income, and dividends received from consolidated subsidiaries) equal to or greater than 13% of the average consolidated financial debt for terms longer than one year, plus short-term bank debt if the term is extendable to more than one year, obtained from the debt in the consolidated financial statements at the closing date of the last four quarters.
•	Gross Cash Flow equal to or greater than 1.9 times the consolidated financial expenses, obtained according to the expenses reflected in the consolidated financial statements at the closing date of the last four quarters.
•	The financial debt for terms longer than one year, plus short-term bank debt if its term is extendable to more than one year, cannot exceed 58% of the sum of shareholders' equity, plus minority interests, plus financial debt with terms longer than one year and short-term bank debt.

Infraestructura Dos Mil S.A.

Due to the placement of bonds by the subsidiary Concesionaria Autopista Del Sol S.A., Infraestructura Dos Mil S.A. concurred as "Sponsor" to the contracts of that transaction, committing itself to comply with restrictions in the transfer of its property to the bond issuer. Additionally, Infraestructura Dos Mil S.A., cannot make fundamental changes in its assets without written consent from the insurance company guaranteeing the bond issuance (FSA Inc). Likewise, the shares of the Concesionaria Autopista de Sol S.A. owned by Infraestructura Dos Mil S.A. were pledged in favor of FSA Inc.

Pehuenche S.A.

The Santander Investment Bank Ltd. and the Chase Manhattan Bank N.A., in relation to loans granted to Pehuenche, impose obligations and restrictions on Pehuenche S.A., some of which are of a financial nature, such as: long-term financial liabilities not exceeding 1.5 times the shareholders' equity, and a minimum company equity of UF 9,500,000.

Sociedad Concesionaria Autopista del Sol S.A.

In virtue of the bond issuance contract, Sociedad Concesionaria Autopista del Sol S.A. must meet certain financial ratios based on the generation of operating cash flows. Additionally, the Company must request authorization from the insurer to obtain additional financing.

Pangue S.A.

The following is a summary of the main obligations, which Empresa Eléctrica Pangue S.A. must comply with as per agreements with financial institutions:

•	Maintain creditors duly informed regarding its financial situation.
•	Different conditions with the objective of guaranteeing a healthy financial situation. Thus, the institutions have defined certain indexes such as restrictions for the payment of dividends and indebtedness, and acceleration clauses. In regard to the long-term debt limit for loans in cash, for these events, the limit is 2.0 times shareholders' equity.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

•	Insure and maintain insured all assets.

Central Costanera S.A.

In virtue of the arrangement in Annex VI-A of the "Concurso Público Internacional para la Venta de las Acciones de Central Costanera Sociedad Anónima" (International Public Tender for the Sale of Shares of Central Costanera Sociedad Anonymous), the domain of Central Costanera S.A.'s land was transferred subject to the condition that it used as the location for an electric power plant for a term of twenty five years as of the date of possession.

If under any circumstance whatsoever the land ceases to be used for that purpose during the indicated period, its domain shall be considered revoked due to this cause, returning such title effective immediately, and as a matter of law, to SEGBA S.A. or, as applicable, to the National State.

Edegel S.A.A.

Financial indicators originated by credit contracts:

•	Maintain financial debt to equity ratio not exceeding 0.55 during the term of the contract
•	Maintain a ratio of EBITDA to net financial expenses of no less than 4.5 during each quarter of 2002 and 2003. For 2004 the ratio of EBITDA to financial expenses, for four consecutive quarters should be no less than 5.0 for each quarter.
•	Maintain a ratio of financial debt less cash to EBITDA (for four consecutive quarters) no greater than 3.0 for each quarter, effective beginning in 2002.
•	The financial debt of Edegel must not exceed ThCh$292,624 (ThUS$400,000).

Financial indicators originated by Bonds Program and Short-term instruments:

•	Maintain indebtedness no greater than ThCh$402,358,000 (ThUS$550,000) as of the close of each quarter ending on March 31, June 30, September 30 and December 31 of each year during the term of the bonds.
•	Maintain net shareholders' equity of no less than ThCh$499,500,389 (ThUS$682,788) as of the close of each quarter ending on March 31, June 30, September 30 and December 31 of each year during the term of the bonds.
•	Edegel may not transfer or assign all or part of the debt it assumes as a consequence of the issuance in the framework of the Bond Program, unless there is a favorable agreement adopted by the General Assembly of bond holders.

Cross-Default Provisions:

As is customary for certain credit and capital market debt facilities, a substantial portion of Enesa-Chile's financial indebtedness is subject to cross-default provisions. Certain events including payment defaults and bankruptcy by Endesa-Chile or any of its subsidiaries, left uncured over time (in those specific provisions which allow for a cure period), could result in a cross-default at the Endesa-Chile level, and if a cross-default were to occur, approximately 60% of Endesa-Chile's consolidated liabilities would eventually become due and payable.

Investment Grade Debt Rating

Certain of the Company's loan agreements have special provisions in the event that the Company's US$-denominated debt rating falls bellow "investment grade" by the applicable rating agency, principally

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

28.    Commitments and contingencies: (Continued)

Standards & Poor's (S&P). In the event that senior unsecured long-term foreign currency denominated debt were to be rated "non-investment grade," or less than "BBB-" by S&P nomenclature, then within certain applicable grace periods (normally 60 days), a "mandatory prepayment" would be triggered and all the outstanding principal under these loans would become due. As of March 31, 2003, US$743 million of Endesa-Chile's loan agreements have mandatory prepayment provisions of this type. As of March 31, 2003, S&P long-term foreign currency debt ratings classify the Company's applicable liabilities as "investment grade".

29.    Securities obtained from third parties:

Endesa-Chile (Individual Legal Entity)

The company has received guaranteed performance bonds from contractors and third parties to guarantee performance and construction (mainly the Ralco Project) in the amount of ThCh$21,526,231 as of March 31, 2003 (ThCh$31,917,766 in 2002).

Autopista Los Libertadores S.A.

Deposits and guaranteed performance bonds amount to UF 26,011 as of March 31, 2003.

Sociedad Concesionaria Autopista del Sol S.A.

Deposits and guaranteed performance bonds amount to UF 32,495 as of March 31, 2003.

Compañía Eléctrica de Tarapaca S.A.

The Company has received documents in guarantee amounting to ThCh$219,664 as of March 31, 2003.

Compañía Eléctrica San Isidro S.A.

The Company has received documents in guarantee amounting to ThCh$4,685,095 as of March 31, 2003.

Empresa Eléctrica de Pangue

Empresa Eléctrica Pangue S.A. has received from contractors guaranteed performance bonds from banks in the amount of ThCh$8,879 as of March 31, 2003, which guarantee advances granted and compliance with contracts.

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

30.    Foreign currencies:

As of March 31, 2002 and 2003, foreign currency denominated assets and liabilities are as follows:

a)	Current assets

		As of March 31,
Account	Currency	2002	2003
		ThCh$	ThCh$
Cash	Ch$	1,698,543	811,054
	US$	3,273,440	1,594,720
	$ Col.	2,193,282	1,404,207
	Soles	248,767	90,620
	$ Arg.	8,147,307	638,532
	Reales	—	355,640

Time deposits	US$	16,029,837	91,194,345
	$ Col.	20,330,896	2,130,315
	Soles	3,627,374	9,918,386
	$ Arg.	108,139	1,622,068
	Reales	3,615,585	15,621,313

Marketable securities	Ch$	4,841	4,847

Accounts receivables, net	Ch$	33,782,478	36,564,525
	US$	5,170,087	4,858,817
	$ Col.	23,397,740	20,561,226
	Soles	2,686,435	5,033,150
	$ Arg.	9,181,836	12,791,615
	Reales	12,903,459	12,197,302

Notes receivables	Ch$	58,991	47,989
	US$	941,032	777,542

Other receivables	UF	470,647	—
	Ch$	4,534,748	7,924,832
	US$	6,689,543	745,581
	$ Col.	2,747,963	2,782,256
	Soles	6,066,119	7,779,977
	$ Arg.	28,193	31,685
	Reales	903,376	86,969
	U.C.	981,618	1,142,191

Amounts due from related companies	Ch$	10,352,416	10,860,431
	US$	10,219,350	183,260,551
	$ Col.	16,305,552	12,092,071
	Soles	2,737,049	2,425,602
	$ Arg.	636,119	372,508
	Reales	210,252	3,382,251

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

30.    Foreign currencies: (Continued)

		As of March 31,
Account	Currency	2002	2003
		ThCh$	ThCh$
Inventory, net	Ch$	5,602,613	3,719,338
	$ Col.	867,904	1,068,078
	Soles	4,582,553	4,107,745
	$ Arg.	4,940,568	1,987,649

	US$	—	6,904,463
	$ Col.	288,716	—
	$ Arg.	11,654,845	3,567,892

Prepaid expenses	Ch$	398,261	1,372,355
	US$	1,295,491	2,056,739
	$ Col.	45,665	1,968,628
	Soles	1,216,229	1,215,336
	$ Arg.	893,774	1,744,529
	Reales	8,198	592,104

Deferred tax	Ch$	—	3,541,514
	$ Col.	—	610,853

Other current assets	UF	449,708	—
	Ch$	8,905,079	182,713,029
	US$	11,756,824	54,073,014
	$ Arg.	221,727	225,922

Total current assets		279,807,947	734,462,183

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

30.    Foreign currencies: (Continued)

b)	Property, plant, and equipment:

		As of March, 31
Account	Currency	2002	2003
		ThCh$	ThCh$
Land	Ch$	19,764,699	18,485,502
	$ Col.	12,763,705	13,848,431
	Soles	285,118	306,365
	$ Arg.	6,515,781	7,001,029
	Reales	423,985	452,519

Buildings and Infrastructure and electrical lines	Ch$	3,107,645,181	3,043,585,502
	$ Col.	1,823,096,821	1,979,908,615
	Soles	329,155,061	342,565,557
	$ Arg.	320,827,756	344,736,209
	Reales	549,733,681	590,736,939

Machinery and Equipment	Ch$	11,768,473	11,680,844
	$ Col.	15,468,969	6,877,396
	Soles	402,449,565	442,889,886
	$ Arg.	713,524,455	767,929,291

Other fixed assets	Ch$	8,591,035	16,566,449
	$ Col.	10,393,403	3,668,042
	Soles	6,696,547	10,757,429
	$ Arg.	9,069,112	9,746,616
	Reales	47,243,116	4,278,927

Technical appraisal	Ch$	11,533,708	11,420,676
	$ Col.	65,025,435	74,728,854
	Soles	479,808,379	515,108,344
	Reales	114,026,703	137,770,287

Accumulated Depreciation	Ch$	(1,182,867,343)	(1,190,438,566)
	$ Col.	(337,993,459)	(413,418,456)
	Soles	(411,586,105)	(463,547,990)
	$ Arg.	(367,262,293)	(442,992,199)
	Reales	(195,068,965)	(248,829,809)
Total property, plant and equipment, net		5,571,032,523	5,595,822,689

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

30.    Foreign currencies: (Continued)

c)	Other assets:

		As of March 31,
Account	Currency	2002	2003
		ThCh$	ThCh$
Investments in related companies	Ch$	103,133,307	113,605,932
	US$	56,499,394	73,602,043

Investments in other companies	Ch$	2,160,424	2,233,526
	$ Col.	75,016,548	83,949,437
	Soles	11,626	10,147

Goodwill, net	Ch$	81,036	3,326,209
	US$	65,482,537	608,985
	$ Col.	23,858,546	23,991,510
	Soles	1,676,963	—
	$ Arg.	32,966,355	—

Negative goodwill, net	US$	(34,166,872)	—
	$ Col.	(51,963,586)	(27,213,530)
	Soles	(67,080,927)	(61,600,204)
	$ Arg.	(3,360,841)	—

Long-term receivables	UF	2,360,339	321,235
	Ch$	1,556,131	1,437,161
	US$	25,604,614	5,953,824
	Soles	1,823,929	—
	Reales	14,984,175	9,861,920
	U.C.	1,461,904	568,639

Amounts due from related parties	Ch$	1,170,064	900,210
	US$	164,854,459	—

Other assets	UF	5,980,445	2,142,969
	Ch$	10,502,114	35,753,728
	US$	22,335,147	32,761,106
	$ Col.	22,706,650	20,266,664
	Soles	461,725	524,799
	$ Arg.	2,740,319	3,859,916
	Reales	586,173	472,559
Total other assets		483,442,698	327,338,785

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

30.    Foreign currencies: (Continued)

d)	Total assets:

Total assets by currency	UF	8,340,784	3,384,559
	Ch$	2,289,351,274	2,215,427,267
	US$	646,075,051	168,301,562
	$ Col.	1,777,848,674	1,755,926,673
	Soles	815,543,723	766,907,833
	$ Arg.	741,749,179	722,347,235
	Reales	532,214,790	544,333,869
	U.C.	2,604,095	1,550,257
Total assets by currency		6,813,727,570	6,178,179,255

e)	Current liabilities:

		Within 90 days				91 days to 1 year
		As of March 31, 2002		As of March 31, 2003		As of March 31, 2002		As of March 31, 2003
Account	Currency	Amount	Average rate	Amount	Average rate	Amount	Average rate	Amount	Average rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Short-term due to banks and financial institutions	Ch$	7,795,305	4.75	24,160,965	1.38	—	—	—	—
	US$	15,770,689	12.50	9,178,152	3.22	—	—	68,908,974	3.22
	$ Col.	6,630,652	6.07	8,194,101	7.45	—	—	750,581	12.38
	Soles	11,971,339	6.07	22,679,154	4.30	—	—	—	—

Current portion of long-term debt due to banks and financial institutions	UF	—	—	—	—	1,430,875	9.00	1,476,598	9.00
	US$	188,818,677	5.37	61,893,250	3.50	40,355,477	5.37	148,940,132	3.50
	Euro	—	—	—	—	4,449,956	3.49	4,988,282	3.42
	Yen	—	—	—	—	391,462	—	471,473	0.89
	$ Arg.	—	—	—	—	—	—	2,449,525	1.75
	Reales	—	—	1,335,445	9.00	4,038,045	9.24	—	—
	U.P.	—	—	—	—	1,033,387	5.03	1,206,026	5.07
	Libra	—	—	—	—	371,571	5.38	441,737	4.50
	Other	—	—	—	—	97,494	4.44	—	—

Promissory notes	Soles	—	—	3,611,105	4.84	—	—	4,270,592	4.50

Current portion of long-term bonds payable	UF	—	—	—	—	4,028,997	6.30	5,228,002	6.00
	US$	1,861,733	7.30	—	—	23,428,624	7.20	151,543,589	7.30
	Euro	1,824,826	3.34	—	—	—	—	320,915,929	3.34
	$ Col.	15,868,581	14.00	5,993,671	10.60	—	—	—	—
	Soles	—	—	40,010	6.00	118,282	8.75	7,459,819	11.50

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

30.    Foreign currencies: (Continued)

e)	Current liabilities: (Continued)

		Within 90 days				91 days to 1 year
		As of March 31, 2002		As of March 31, 2003		As of March 31, 2002		As of March 31, 2003
Account	Currency	Amount	Average rate	Amount	Average rate	Amount	Average rate	Amount	Average rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Current portion of long-term payables	US$	18,533,515	9.00	10,703,052	9.00	5,426,082	9.00	23,714,631	9.00
Dividends payable	Ch$	2,034	—	2,659,122	—	—	—	—	—
	$ Col.	—	—	8,690,201	—	—	—	—	—
	Soles	26,004	—	70,868	—	—	—	—	—
	$ Arg.	835	—	958,971	—	—	—	—	—

Accounts payable	Ch$	22,422,129	—	39,505,027	—	83	—	—	—
	US$	17,924,971	—	7,968,030	—	78,755	—	287	—
	Euro	—	—	—	—	—	—	—	—
	$ Col.	7,996,704	—	5,518,919	—	—	—	—	—
	Soles	1,666,324	—	2,922,396	—	2,007,570	—	—	—
	$ Arg.	3,017,092	—	2,959,647	—	—	—	—	—
	Reales	21,778,010	—	11,366,584	—	—	—	—	—

Miscellaneous payables	Ch$	6,176,089	—	6,010,526	—	3,891,216	—	8,949	—
	US$	2,964,693	—	355	—	1,336,543	—	9,442,839	—
	$ Col.	680,798	—	5,503,527	—	—	—	—	—
	Soles	—	—	7,806,350	—	6,806,169	—	13,589,833	—
	Reales	356,625	—	363,543	—	—	—	—	—

Amounts payable to related companies	UF	40,745,101	7.04	—	—	—	—	—	—
	Ch$	39,500,966	—	953,227	—	—	—	21,211,341	—
	US$	24,561	3.33	17,618	—	—	—	—	—
	$ Col.	29,012,329	—	61,234	—	—	—	8,099,534	—
	Soles	—	—	83,320	—	1,177,351	—	—	—
	$ Arg.	1,248,627	—	456,063	—	—	—	—	—

Accrued expenses	Ch$	11,200,265	—	6,897,791	—	17,004,401	—	28,265,458	—
	US$	260,135	—	248,249	—	—	—	—	—
	$ Col.	4,796,992	—	10,645,661	—	—	—	—	—
	Soles	2,288,850	—	2,432,668	—	—	—	—	—
	$ Arg.	203,946	—	279,134	—	—	—	—	—
	Reales	—	—	102,986	—	182,369	—	—	—
	Other	142,745	—	—	—	—	—	—	—

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

30.    Foreign currencies: (Continued)

e)	Current liabilities: (Continued)

		Within 90 days				91 days to 1 year
		As of March 31, 2002		As of March 31, 2003		As of March 31, 2002		As of March 31, 2003
Account	Currency	Amount	Average rate	Amount	Average rate	Amount	Average rate	Amount	Average rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Withholdings	Ch$	4,134,726	—	2,509,153	—	—	—	89,557	—
	$ Col.	—	—	466,737	—	—	—	—	—
	Soles	1,679,480	—	1,769,091	—	—	—	—	—
	$ Arg.	576,545	—	2,819,517	—	—	—	26,570	—
	Reales	24,216	—	4,198	—	—	—	—	—
	Other	681,582	—	—	—	—	—	—	—

Income taxes payable	Ch$	237	—	160,227	—	10,397	—	2,345,789	—
	$ Col.	6,474,995	—	2,049,587	—	—	—	225,270	—
	Soles	2,210,248	—	3,900,617	—	2,178,764	—	2,721,181	—
	$ Arg.	20,724	—	457,175	—	—	—	—	—
	Reales	1,175,558	—	1,436,927	—	—	—	—	—

Deferred income	Ch$	128,238	—	152,456	—	362,286	—	248,677	—

Deferred income tax	Ch$	—	—	—	—	109,629	—	—	—
	$ Arg.	36,451	—	—	—	—	—	—	—
	Other	169,860	—	—	—	—	—	—	—

Other current liabilities	Ch$	9,891	—	2,176,470	—	1,692,553	—	2,288,483	—
	US$	—	—	73,156	—	1,094,762	—	1,121,673	—
	$ Col.	1,128,710	—	—	—	—	—	—	—
	$ Arg.	—	—	16,094	—	—	—	—	—
	Reales	6,464	—	—	—	—	—	—	—
	Other	137,540	—	—	—	—	—	—	—

Total current liabilities by currency	UF	40,745,101	—	—	—	5,459,872	—	6,704,600	—
	Ch$	91,369,880	—	85,184,964	—	23,070,565	—	54,458,254	—
	US$	246,158,974	—	90,081,862	—	71,720,243	—	403,672,125	—
	Euro	1,824,826	—	—	—	4,449,956	—	325,904,211	—
	Yen	—	—	—	—	391,462	—	471,473	—
	$ Col.	72,589,761	—	47,123,638	—	—	—	9,075,385	—
	Soles	19,842,245	—	45,315,579	—	12,288,136	—	28,041,425	—
	$ Arg.	5,104,220	—	7,946,601	—	—	—	2,476,095	—
	Reales	23,340,873	—	14,609,683	—	4,220,414	—	—	—
	U.P.	—	—	—	—	1,033,387	—	1,206,026	—
	Libra	—	—	—	—	371,571	—	441,737	—
	Other	1,131,727	—	—	—	97,494	—	—	—

Total current		502,107,607		290,262,327		123,103,100		832,451,331

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

30.    Foreign currencies: (Continued)

f.	Long-term liabilities, March 31, 2002

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Account	Currency	Amount	Average rate	Amount	Average rate	Amount	Average rate	Amount	Average rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Due to banks and financial institution	UF	2,651,454	9.00	2,817,030	9.00	1,321,230	9.00%	—	—
	US$	150,393,492	4.20	525,652,422	4.20	92,431,892	4.20%	—	—
	Yen	977,716	0.90	—	—	—	—	—	—
	Euro	3,815,095	4.44	—	—	—	—	—	—
	U.P.	1,564,799	5.03	—	—	—	—	—	—
	Libra	923,690	5.38	—	—	—	—	—	—

Bonds payable	UF	—	—	100,879,026	6.30	22,125,459	6.30%	25,219,758	6.30%
	US$	115,740,114	7.30	177,014,292	8.75	544,659,360	7.20%	317,466,281	7.96%
	Euro	259,530,185	3.34	—	—	—	—	—	—
	$ Col.	3,838,843	14.00	—	14.00	123,429,692	14.00%	—	—
	Soles	12,842,012	8.75	—	—	—	—	—	—

Notes payable	US$	42,999,757	7.30	38,296,487	7.30	61,128,403	7.30%	2,680,410	7.30%
	$ Arg.	1,340,559	7.42	1,340,559	7.42	2,681,346	7.42%	—	—

Miscellaneous	UF	9,005	—	—	—	—	—	162,401	—
	Ch$	2,122,386	—	—	—	—	—	66,165	—
	US$	6,177,232	7.95	6,562,006	—	9,770,247	4.74%	—	—
	Soles	—	—	249,187	—	—	—	—	—

Amounts payable to related parties	US$	65,222,958	8.35	—	—	—	—	—	—

Accrued expenses	Ch$	—	—	58,424	—	1,478,429	—	1,263,550	—
	US$	826,198	—	591,371	—	—	—	—	—
	$ Col.	82,341	—	—	—	—	—	17,473,108	7.00%
	Reales	1,814,861	—	1,113,063	—	2,782,657	—	4,401,170	—

Deferred income taxes	Ch$	1,538,034	—	1,316,631	—	3,389,572	—	7,472,658	—
	Soles	—	—	15,937,700	—	—	—	—	—
	$ Arg.	211,971	—	141,313	—	635,912	—	—	—

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

30.    Foreign currencies: (Continued)

f.	Long-term liabilities, March 31, 2002: (Continued)

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Account	Currency	Amount	Average rate	Amount	Average rate	Amount	Average rate	Amount	Average rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Other liabilities	Ch$	1,820,774	—	687,581	—	823,469	—	1,168,645	—
	US$	1,063,670	—	967,876	—	—	—	—	—
	Soles	—	—	—	—	465,394	—	—	—

Total long-term liabilities by currency	UF	2,660,459	—	103,696,056	—	23,446,689	—	25,382,159	—
	Ch$	5,481,194	—	2,062,636	—	5,691,470	—	9,971,018	—
	US$	382,423,421	—	749,084,454	—	707,989,902	—	320,146,691	—
	Euro	263,345,280	—	—	—	—	—	—	—
	Yen	977,716	—	—	—	—	—	—	—
	$ Col.	3,921,184	—	5,871,173	—	123,429,692	—	17,473,108	—
	Soles	12,842,012	—	16,186,887	—	465,394	—	—	—
	$ Arg.	1,552,530	—	1,481,872	—	3,317,258	—	—	—
	Reales	1,814,861	—	1,113,063	—	2,782,657	—	4,401,170	—
	U.P.	1,564,799	—	—	—	—	—	—	—
	Libra	923,690	—	—	—	—	—	—	—

Total long-term liabilities		677,507,146		879,496,141		867,123,062		377,374,146

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

30.    Foreign currencies: (Continued)

g.	Long-term liabilities, March 31, 2003

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Account	Currency	Amount	Average rate	Amount	Average rate	Amount	Average rate	Amount	Average rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Due to banks and financial institutions	UF	2,799,269	9.35	2,593,855	9.35	—	—	—	—
	US$	544,627,921	2.85	58,563,871	2.75	39,602,916	2.22	4,778,670	3.32
		€195,449	3.38	—	—	—	—	—	—
	Yen	706,728	0.89	—	—	—	—	—	—
	$ Arg.	6,475,835	1.75	4,317,223	1.75	3,222,798	1.75	—	—
	$ Col.	—	—	39,566,900	12.41	—	—	—	—
	Rs	3,034,342	28.00	4,611,920	28.00	—	—	—	—
	UP	635,451	4.07	—	—	—	—	—	—
		£660,367	4.50	—	—	—	—	—	—
		559,135,362		109,653,769		42,825,714		4,778,670
Bonds payable	UF	100,701,600	6.20	—	—	19,878,326	6.80	117,747,864	6.00
	US$	146,312,000	7.82	336,517,600	7.60	292,624,000	7.82	341,124,233	7.96
	$ Col.	32,705,122	12.56	—	—	89,330,791	11.21	—	—
	Soles	6,317,444	6.00	—	—	—	—	—	—
		286,036,166		336,517,600		401,833,117		458,872,097
Notes payable	US$	33,907,261	7.42	66,687,710	7.42	54,002,310	7.42	—	—
		33,907,261		66,687,710		54,002,310		—
Miscellaneous payables	UF	—	—	—	—	—	—	162,115	—
	Ch$	2,162,926	—	—	—	—	—	—	—
	US$	7,254,262	—	—	—	10,793,376	—	—	—
	Other	273	—	—	—	—	—	—	—
		9,417,461		—		10,793,376		162,115
Amounts payable to related parties
	US$	—	—	47,492,845	—	—	—	—	—
		—		47,492,845		—		—
Accrued expenses	UF	1,103,983	—	—	—	—	—	—	—
	Ch$	—	—	920,214	—	2,031,218	—	4,302,223	—
	US$	142,861	—	3,661,105	—	—	—	—	—
	$ Col.	20,103,269	—	—	—	—	—	—	—
	Rs	7,542,411	—	—	—	—	—	—	—
		28,892,524		4,581,319		2,031,218		4,302,223
Deferred income taxes	Ch$	6,984,730	—	2,060,741	—	6,119,471	—	18,418,263	—
	Soles	—	—	37,052,593	—	—	—	—	—
	$ Arg.	226,244	—	150,829	—	678,730	—	—	—
		7,210,974		39,264,163		6,798,201		18,418,263
Other liabilities	Ch$	8,134,545	—	—	—	—	—	—	—
	US$	17,214,467	—	—	—	—	—	—	—
		25,349,012		—		—		—

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

30.    Foreign currencies: (Continued):

g.	Long-term liabilities, March 31, 2003: (Continued)

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Account	Currency	Amount	Average rate	Amount	Average rate	Amount	Average rate	Amount	Average rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Total long-term liabilities		949,948,760		604,197,406		518,283,936		486,533,368

Long-term liabilities by currency	UF	104,604,852	—	2,593,855	—	19,878,326	—	117,909,979	—
	Ch$	17,282,201	—	2,980,955	—	8,150,689	—	22,720,486	—
	US$	749,458,772	—	512,923,131	—	397,022,602	—	345,902,903	—
		€195,449	—	—	—	—	—	—	—
	Yen	706,728	—	—	—	—	—	—	—
	$ Col.	52,808,391	—	39,566,900	—	89,330,791	—	—	—
	Soles	6,317,444	—	37,052,593	—	—	—	—	—
	$ Arg.	6,702,079	—	4,468,052	—	3,901,528	—	—	—
	Rs	10,576,753	—	4,611,920	—	—	—	—	—
	UP	635,451	—	—	—	—	—	—	—
		£660,367	—	—	—	—	—	—	—
	Other	273	—	—	—	—	—	—	—
Total long-term liabilities		949,948,760		604,197,406		518,283,936		486,533,368

31.    Sanctions:

The Company and its directors have not been the subject of sanctions by the SVS nor by any other administrative authorities.

On February 22, 2002, through Resolución Exenta No. 44, the SVS applied a sanction to censure Héctor López Vilaseco, the Company's general manager infringing on the arrangement in Section III of Circular No. 1.481 of May 25, 2000, for having sent to the SVS, after the imposed deadline, the Company's list of shareholders as of December 31, 2001.

32.    Subsequent events:

On April 8, 2003 the Company sold 285 kilometers of 220 kV transmission lines to Transelec for US$32 million (ThCh$23,409,920). The carrying value of net assets sold under Chilean GAAP amounted to ThCh$21,562,962 as of March 31, 2003. Additionally, GasAtacama Generación Limitada, of which Endesa Chile has a 50% participation, sold 673 kilometers of 220 kV line transmission lines for US$78 million (ThCh$57,061,680). In both cases, the transaction included the transfer of the respective substations.

On April 30, 2003 the Company sold the Canutillar Plant to Cenelca S.A. for US$174 million (ThCh$127,291,440). The carrying value of net assets sold under Chilean GAAP amounted to ThCh$125,496,981 as of March 31, 2003 and its installed capacity was 172 MW.

On May 13, 2003, the Company refinanced its loans of US$743 million (ThCh$543,549,080) with a consortium of 30 banks lead by BBVA, Dresdner Kleinwort Wasserstein, Salomon Smith Barney and Inc. and Santander Central Hispano Investment Securities. According to the new agreements the payment

Endesa-Chile and Subsidiaries
Notes to the Unaudited Consolidated Financial Statements
Translation of financial statements originally issued in Spanish
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of March 31, 2003, except as stated)

32.    Subsequent events: (Continued)

period was extended to 2008 and semi-annual principal payments will begin in 2005. As a part of refinancing the debt covenants were modified, eliminating the interest rate spread indexed to the Company's variable credit-rating and the investment grade debt rating covenant, which specified that in the event senior unsecured long-term foreign currency denominated debt were to be rated "non-investment grade" or less than "BBB-" a "mandatory repayment" would be triggered and all outstanding principals under these loans would become due.

On May 14, 2003, Fitch lowered its local and international foreign currency ratings of Endesa-Chile from "BBB+" to "BBB-". Both Fitch and Standard & Poor's gave stable outlooks to the Company and its debt.

During January 2003, the governor of the State of Paraná in Brazil suspended payment and announced its intention to cancel or renegotiate the long-term energy contracts between Copel and Endesa-Chile's equity method investment, CIEN. The 20-year long-term contracts were negotiated during almost two years of negotiations and aim to relieve the energy-supply shortages in Brazil, and were complied with through December 31, 2002. An investment of more than US$700 million was made to build the Interconnection-line between Brazil and Argentina. During 2002, energy for approximately R$606 millon (approximately US$173 million) was sold by CIEN to Copel through the long-term energy contracts. The governor of Paraná has been supporting Copel's decision to suspend payment on its contractual obligations. CIEN has notified: (i) the financial institutions holding CIEN's long-term debt, (ii) the Brazilian National Development Bank (BNDES), Copel's shareholder, (iii) the Brazilian Security Exchange Commission (CVM), (iv) the Ministry of Mines and Energy and (v) the Electric Energy Regulatory Agency ("ANEEL") of Copel's default. CIEN has 20-year long-term energy purchase commitments in Argentina to satisfy the supply contracts with Copel. Additionally, the estimated indemnity for terminating both long-term energy contracts, would give rise to a payment obligation by COPEL of US$600 millon as of December 31, 2002. Any changes or cancellation of the contracts would likely have a material impact in the Company's consolidated net income and shareholders' equity.

During March 2003, the Brazilian company, Celg, has suspended the payment of its obligations with Endesa-Chile's subsidiary Cachoeira Dourada, and has entered in a legal process against Cachoeira Dourada and the Brasilian regulator, ANEEL. Celg was the State-owned company that sold Cachoeira Dourada to Endesa-Chile in a bidding process in 1997, with a 30-year concession and a 15-year contract to purchase energy (with an annual reduction of 10% since September 2002), in accordance with Brazilian regulation and law. The monthly payments reach approximately R$16 million (approximately US$4.8 million).

On June 23, 2003, the subsidiary Infraestructura 2000 was sold for 2,305,507 UF (approximately US$55 million).

33.    Environment:

During the period ended March 31, 2003, the Company and its domestic and foreign subsidiaries made expenditures in the amount of ThCh$3,044,862 corresponding primarily to the following:

Operating expenses during the year included costs of studies, monitoring, follow-up, and laboratory analysis which amounted to ThCh$131,130 and costs related to Environment Law No. 99 in Colombia and ISO 14.001 certification at Central Costanera and El Chocón which amounted to ThCh$1,641,245 (US$2,427,231).

Investments related with the following projects were capitalized and amounted to ThCh$1,272,487:

•	Central Ralco environment program
•	Implementation of the environmental management system and its ISO 14.001 certification at the San Isidro, Pangue, Tal Tal, Pehuenche, Loma Alta and Curillinque power plants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Nacional de Electricidad S.A.
Date: July 31, 2003	By:	/s/ Hector López Vilaseco
________________________________
Name: Hector López Vilaseco
Title: Chief Financial Officer